EXHIBIT 99.D

DESCRIPTION OF HUNGARY

DATED SEPTEMBER 27, 2019

FOREIGN EXCHANGE

Except as otherwise specified, all amounts in this report are expressed in Hungarian forints (“forint” or “HUF”), in euro (“euro” or “EUR”) and in U.S. dollars (“USD”). All currency conversions in this report are at the National Bank of Hungary’s (the “NBH”) official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.

The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

Table 1: Forint/USD Exchange Rate

	2014	2015	2016	2017	2018
	(HUF per USD)
Year end	259.13	286.63	293.69	258.82	280.94
Average for year	232.52	279.46	281.44	274.27	270.25

Source: NBH

The following table sets forth the forint/euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

Table 2: Forint/EUR Exchange Rate

	2014	2015	2016	2017	2018
	(HUF per EUR)
Year end	314.89	313.12	311.02	310.14	321.51
Average for year	308.66	309.90	311.46	309.21	318.87

Source: NBH

On September 25, 2019, the official middle exchange rates were HUF304.04 = USD1.00, HUF334.47 = EUR1.00 and EUR1.10 = USD1.00. For information on the convertibility of the forint, see “Monetary and Financial System—Exchange Rate Policy—Foreign Exchange and Convertibility of the Forint.”

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this report are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this report.

PRESENTATION OF INFORMATION

Unless otherwise indicated, all data in this report are presented for comparison purposes in accordance with the methodology of the International Monetary Fund (the “IMF”) (as set forth in the Manual on Governance Finance Statistics, IMF 1986) (“GFS”). In order to comply with its European Union (“EU”) accession obligations, Hungary produces certain data on the basis of the European System of Accounts 95 (“ESA”). ESA methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA, certain issued state guarantees are reclassified as government debt and increase the deficit. The definition of the general government sector is extended to include certain quasi-governmental institutions.

OVERVIEW OF HUNGARY

General

Hungary (until December 31, 2011, the country was known as “The Republic of Hungary,” hereinafter referred to as “Hungary”) lies in Central Europe and covers an area of approximately 93,000 square kilometers (“km”). Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

As of January 1, 2019, the population of Hungary was 9.8 million. Approximately 70.5% of the population lived in urban areas and 1.8 million lived in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 84% of the population is Magyar, there are minorities of Armenian, Bulgarian, Croat, German, Greek, Polish, Roma, Romanian, Ruthenian, Serb, Slovak, Slovenian and Ukrainian ethnicity.

The following table sets forth certain information with respect to the population growth rate in Hungary for the periods indicated:

Table 3: Population Growth Rate

	2014	2015	2016	2017	2018	2019(1)
Population (in thousand persons)	9,877	9,856	9,830	9,798	9,778	9,773
Increase (decrease) in population (%)	(0.3)	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)

Source: Hungarian Central Statistical Office (“CSO”)

Note: —

(1)	Preliminary data.

The following table sets forth the age distribution for the population of Hungary for the periods indicated:

Table 4: Age Distribution of the Population of Hungary

	2014	2015	2016	2017	2018	2019(1)
	(Number of persons)
0-14	1,425,816	1,427,186	1,424,448	1,422,865	1,421,916	1,421,739
15-64	6,719,738	6,664,153	6,609,458	6,546,470	6,504,490	6,461,058
65+	1,731,811	1,764,232	1,796,579	1,828,226	1,851,965	1,889,959

Source: CSO

Note: —

(1)	Preliminary data.

Political System

Transformation and New Constitution

Immediately after World War II, Hungary was governed by a “grand coalition” of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian Socialist Workers’ Party dominated all facets of government until 1990.

During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic and, to signify the country’s change in status to a free democratic state, Hungary’s name was changed from the “Hungarian People’s Republic” to the “Republic of Hungary.” Also in 1989, the Hungarian constitution was substantially amended to its current form. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989 and, in 1990, Hungary held multi-party elections for the first time since 1947.

On April 18, 2011, Parliament adopted the Fundamental Law of Hungary as the new constitution of Hungary (“New Constitution” or, if referring to any constitution in effect at the time, the “Constitution”). The New Constitution was promulgated on April 25, 2011 and went into effect on January 1, 2012. The major developments of the New Constitution included, inter alia, the following:

•	the new name of the country, which is “Hungary”;

•	the notion of a “Cardinal Act,” which may only be passed, modified or repealed by the votes of two-thirds of the present Members of Parliament;

•	the principle of balanced, transparent and sustainable management of the budget, which principle will be enforced primarily by Parliament and the Government;

•	the notion of autonomous regulatory organizations, which will be established by a Cardinal Act of Parliament;

•	the main responsibilities of the Constitutional Court;

•	the function of the Commissioner for Fundamental Rights;

•	the framework rules for public finances;

•	limitations on the level of government debt; and

•	the fundamental rules for the responsibilities and composition of the Budgetary Council and rules for the appointment of its president.

Aimed at the balanced, transparent and sustainable management of the budget, the New Constitution sets certain general rules for public finances.

Under the New Constitution, Parliament is not entitled to adopt an Act on the central budget that would result in the level of government debt exceeding 50% of the gross domestic product. Furthermore, in the course of implementation of the central budget, it is not allowed to draw a loan or undertake a financial obligation on behalf of Hungary that results in a level of government debt exceeding 50% of the gross domestic product.

The New Constitution includes certain exemptions and transitional rules in effect until the level of government debt is reduced to the above-mentioned limit.

Upon the occurrence of a “special legal order,” Parliament and the Government are entitled to deviate from the limitations described above to the extent necessary to mitigate the effects of the events and circumstances triggering the special legal order, or, in the event of a significant and enduring national economic recession, to the extent necessary to restore the balance of the national economy. “Special legal order” means a state of national crisis, state of emergency, state of preventive defense, event of unexpected attack or state of danger.

Until the level of government debt falls below 50% of gross domestic product, Parliament is obligated to adopt an Act on the central budget that provides for a decrease of the ratio of government debt to gross domestic product. Until the level of government debt falls below 50% of gross domestic product, in the course of implementation of the central budget, Parliament is not allowed to draw a loan or undertake a financial obligation on behalf of Hungary that would result in an increase of the ratio of government debt to gross domestic product from the previous calendar year.

As long as the government debt exceeds 50% of the gross domestic product, the Constitutional Court may, within its competence pursuant to the respective provisions of the New Constitution, review Acts on (i) the central budget; (ii) implementation of the central budget; (iii) central taxes; (iv) stamp duties and contributions; (v) customs duties; and (vi) the central requirements related to local taxes for the conformity, of each of the foregoing, with those aspects of the New Constitution relating to rights to life and human dignity, to the protection of personal data, to the freedom of thought, conscience and religion, or in connection with the rights related to Hungarian citizenship, and the Constitutional Court may only annul these Acts for violation of these rights. Acts governing the above matters may be annulled by the Constitutional Court without restriction if the procedural requirements laid down in the New Constitution for the creation and publication of such rules of law have not been complied with.

The method for calculating government debt and gross domestic product and the rules for implementation of the government debt limitations mentioned above are determined in an Act of Parliament.

The New Constitution prescribes that Cardinal Acts of Parliament will regulate the burden of public finances; the fundamental rules of the pension system; the establishment of autonomous regulatory organs; the detailed rules of the responsibilities, organization and operation of the Constitutional Court; the detailed rules of the operation of the Budgetary Council; and the method for calculating the level of government debt and gross domestic product.

The New Constitution provides a constitutional basis for the operation of the Budgetary Council and enhances the current statutory provisions applicable to the Council.

Subsequent to the adoption of the New Constitution, five amendments to the new Constitution were adopted, the last two in 2013.

As a reaction to several decisions of the Constitutional Court, the fourth amendment to the New Constitution (“Fourth Amendment”) was adopted by Parliament on March 11, 2013. The Fourth Amendment is intended, inter alia, to implement several of the Transitional Provisions of the New Constitution that were annulled by the Constitutional Court, such as the competence of Parliament to recognize religious groups as churches and the limitation of political advertising. Pursuant to the Fourth Amendment, any political advertising may be broadcast on radio or television channels free of charge and, during the campaign period preceding the national and European parliamentary elections, solely via the public radio and television channels. It therefore eliminated mandatory campaign silence and the prohibition on publishing poll numbers on and before the election day. The Fourth Amendment does not include a pre-registration requirement regarding parliamentary elections, in compliance with the previous decision of the Constitutional Court.

Furthermore, the Fourth Amendment narrowed the competence of the Constitutional Court by providing that the Constitutional Court would only undertake a review of the constitutionality of provisions of law brought before it and would not be entitled to extend its review to other provisions not challenged, unless those provisions have a close and substantial connection with a provision of law under review.

In accordance with the Fourth Amendment, decisions of the Constitutional Court that predate the date that the New Constitution went into effect were annulled; however, the legal consequences upon parties to the cases that produced such decisions were not affected.

In compliance with the Fourth Amendment, on July 5, 2013 Parliament adopted an Act on the amendment of certain laws in connection with the Fourth Amendment of the New Constitution. This Act modifies the authority of the Constitutional Court and implements new control functions of the Constitutional Court, such as preliminary control and—if initiated within 30 days by the Government, 25% of the Members of Parliament, the President of the Curia, the General Prosecutor or the parliamentary commissioner—subsequent control of laws according to the New Constitution or any amendments thereto. Furthermore, the Act provides for preliminary constitutional review of normative decrees to ensure constitutional review of the operating rules of Parliament (including technical details of submissions, interpellations, and voting), irrespective of the legal source of such rules.

The fifth amendment to the New Constitution was adopted on September 16, 2013 and provides the constitutional basis for the proposed merger of central bank functions and financial supervisory authority functions, as well as elimination of the Hungarian Financial Supervisory Authority (the “HFSA”).

On June 7, 2016, Parliament adopted the Sixth Amendment to the New Constitution, which enables a two-thirds majority of the Members of Parliament present to declare a state of terrorism threat for a fixed term at the initiative of the government of Hungary (the “Government”) in the event of a significant and direct threat of a terrorist attack or in the event of an actual terrorist attack. Upon the authorization of Parliament, the Hungarian Government may pass decrees by virtue of law, suspend the application of certain laws, depart from effective statutory regulations and adopt other extraordinary measures.

The seventh amendment to the New Constitution (“Seventh Amendment”) was adopted on June 20, 2018. It prohibits the resettlement of foreign populations in Hungary and states that non-Hungarian citizens who have arrived into Hungary from a country in which they are not persecuted or not in direct danger of being persecuted may not be eligible for asylum. The Seventh Amendment also creates the organizational foundations for a separate public administration court system and creates the legal conditions for banning people from living in public spaces. Furthermore, it includes that the exercise of freedom of expression and the right of assembly shall not harm others’ private and family life and their homes. The Seventh Amendment also aims to define the main components of national identity in order to clarify the interconnection between the national and European Union powers and laws.

President

The President of Hungary is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may be re-elected only once. The President’s authority is limited. Most actions taken by the President require the countersignature of the Prime Minister or the appropriate minister. Since January 1, 2012, the main powers of the President include:

•	representing the nation as head of state;

•	acknowledging the binding force of international treaties and agreements with prior authorization given by Parliament[1];

•	attending and addressing any session of Parliament;

•	acting as commander-in-chief of the armed forces;

•	setting the date for Parliamentary and local elections;

•	initiating certain measures in Parliament;

•	initiating referenda;

•	appointing and removing, among others, the President and Vice-Presidents of the NBH; and

•	granting pardons.

On May 2, 2012, Parliament elected Mr. János Áder as President and he took office on May 10, 2012. He was reelected on March 13, 2017. The next presidential election is expected to be held in 2022.

Government

The Government consists of the Prime Minister and other ministers forming the Cabinet (currently thirteen ministers, including three deputy prime ministers and two ministers without portfolio). The Government is charged with the executive function of Hungary and with proposing legislation to Parliament. The Prime Minister and the Government’s program is approved by a simple majority vote of Parliament. The Prime Minister is nominated by the President of Hungary and elected by Parliament to serve for four years. If the Prime Minister loses his or her office for any reason, such as resignation, death or removal through a no-confidence vote, and the Government therefore loses its mandate, a new Prime Minister would be elected by Parliament with a mandate that expires after the next general election. The other ministers are nominated by the Prime Minister and appointed and removed by the President. There is one substitute prime minister nominated by the Prime Minister, who would replace the Prime Minister if he or she loses office by reason of death, loss of voting right or conflict of interest. On May 18, 2018, the current Government was formally inaugurated. In the current governmental structure, the Minister of Finance is responsible for public finances.

Parliament

The single-chamber Hungarian Parliament is the country’s supreme legislative body. Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the State Audit Office, the President of the Supreme Court, the President of the Supreme Court of Administration and the Attorney General. See “Recent Political Developments.”

[1]	Until December 31, 2011, the President was entitled to conclude international treaties and agreements on behalf of Hungary; however, agreements that were legislative in character still required the prior consent of Parliament.

Members of Parliament are elected by popular vote to four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally divide a fixed number of seats). Hungary last held Parliamentary elections in April 2018. The next Parliamentary elections are scheduled to be held in 2022. See “Recent Parliamentary Elections.”

On April 16, 2012, Parliament adopted the Act on Parliament, which changed the operation of Parliament, the rules of Parliamentary Members’ remuneration and the rules regarding conflicts of interest.

On April 8, 2013 Parliament adopted the Election Procedures Act, which eliminated pre-registration rules that had been ruled unconstitutional. In accordance with a decision of the Constitutional Court, Hungarian residents may participate in elections without prior registration, and non-resident citizens may apply to vote via mail, internet customer portal, or the official elections website; as a result, these citizens could enter the electoral roll from August 1, 2013. The new Election Procedures Act eliminated certain restrictions on political advertising and the prohibition of the publication of poll numbers on and before the election day. The parliamentary elections in 2014 and 2018 were governed by this new Act.

In April 2014 and April 2018, pursuant to the Act on the Elections of Members of Parliament of Hungary, the 199 Members of Parliament were elected by general, equal, secret and direct ballot. The system is a mixed and one-round election system.

Judiciary

The Hungarian judiciary consists of the Curia (prior to January 1, 2012, known as the Supreme Court), the county tribunals (prior to January 1, 2012, known as the county courts), the Metropolitan Tribunal of Budapest (prior to January 1, 2012, known as the Metropolitan Court of Budapest), the district courts (prior to January 1, 2013, known as the local courts) and the labor courts. Legislation may provide for special courts to be convened for certain types of cases. Five Courts of Appeal located in Budapest, Pécs, Szeged, Debrecen and Győr have regional jurisdiction. As of January 1, 2012, new special courts were established for public administration cases. The Curia sets guidelines for the judicial process of every court. Resolutions concerning uniformity are binding on all courts. Judges are independent and are subordinate only to the law. District courts have original jurisdiction. The Courts of Appeal, the county tribunals and the Metropolitan Tribunal of Budapest have both original and appellate jurisdiction. The President of Hungary nominates, and Parliament elects, the President of the Curia. The President of the Curia nominates, and the President of Hungary appoints, the Vice-Presidents of the Curia. The President of Hungary also appoints and removes professional (non-arbitration) judges. The President of Hungary may only remove professional judges by following the causes and procedures prescribed by law.

The Seventh Amendment created the organizational foundations for a distinct administrative court system. The structure of the judiciary will be divided into regular courts and administrative courts. Hungary’s highest administrative judicial body for public administrative cases will be the Supreme Court of Administration, which will have a similar legal status to the Curia. The Curia will continue to be the highest judicial body of the regular courts. The two supreme judicial forums will be responsible for the uniform application of the law in their respective judicial structures.

The Constitutional Court is separate from the regular Hungarian judiciary. It decides the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines to be unconstitutional. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. The New Constitution includes changes to the main responsibilities of the Constitutional Court. The New Constitution entitles the Constitutional Court to annul a legal rule or a single judgment or to apply other specific legal consequences set forth by Cardinal Act only if such legal rule or judgment is contrary to the Constitution or an international agreement of Hungary. The New Constitution also increases the number of members on the Constitutional Court from 11 to 15 and the term of their mandates from nine years to 12 years. Members and the President of the Constitutional Court are elected by a two-thirds majority of the Members of Parliament, and Members of the Constitutional Court may not be re-elected. In June 2011, Parliament elected four new members of the Constitutional Court, who filled their positions on September 1, 2011.

Legislation facilitating and regulating the market economy is relatively new. Consequently, Hungarian courts are generally less experienced than their Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or other arbitration forums.

On February 11, 2013, Parliament adopted the Act on the New Civil Code (the “New Civil Code”), which went into effect on March 15, 2014. The New Civil Code abolished Act No. 4 of 1959 on Civil Code (the “Old Civil Code”) and introduced major changes to the Old Civil Code, such as broadening its scope to include family law and company law, which previously were regulated by separate Acts. Furthermore, some new types of contracts are specified and regulated by the New Civil Code, such as intermediary (agency) contracts, trust asset management contracts, distribution contracts, franchise contracts, factoring contracts and financial lease contracts.

Several transitional provisions govern legal relationships under the Old Civil Code. For example, any legal fact or legal relationship arising or declared after March 15, 2014 (the “Effective Date”) is governed by the New Civil Code. However, for contracts and other engagements concluded before the Effective Date, the Old Civil Code continues to govern any legal fact or legal relationship arising or declared under such contracts or engagements, including those that take place after the Effective Date.

As of the Effective Date, several other Acts took effect in accordance with new institutions introduced by the New Civil Code, including the Act on Asset Managers of Trusts and Rules of Their Activities, an Act that regulates collective investment forms and their managers and an Act that governs registration of collateral or security interests.

On November 22, 2016, Parliament adopted the Act on the New Code of Civil Procedure, which went into effect on January 1, 2018. The New Code of Civil Procedure sought to modernize and professionalize litigation. Accordingly, the New Code introduces mandatory legal representation, except in some cases tried before local courts where litigants without legal representation will be aided by the use of standard forms and templates and more active judges. To promote the timely resolution of disputes and prevent parties from unduly delaying proceedings, the New Code introduces a “split” litigation structure, consisting of (i) the pre-trial phase and (ii) the trial on the merits. This structure is inspired by Roman law, where civil proceedings were conducted in two parts (“in iure” and “apud iudicem”).

Parliamentary Commissioners

On July 11, 2011, Parliament adopted the Act on the Commissioner for Fundamental Rights in compliance with the New Constitution. The Commissioner for Fundamental Rights and his two deputies replaced the former system, in which four Parliamentary Commissioners were primarily tasked with defending the public’s rights vis-à-vis the public administration. The Commissioner and his deputies are not Members of Parliament and are elected by a two-thirds majority of the Members of Parliament for a term of six years. One of the deputies is responsible for safeguarding the constitutional rights and interests of future generations, while the other deputy is responsible for safeguarding the rights of minorities living in Hungary. The Commissioner for Fundamental Rights has broader responsibility than the former Parliamentary Commissioners and may conduct special proceedings against organizations that are not public bodies (e.g., companies, banks, and social organizations) upon a complaint that such organization seriously violates a fundamental right of a large number of natural persons.

On July 11, 2011, Parliament also adopted the Act on Informational Self-Determination and Freedom of Information. Pursuant to this Act, a new independent authority was established on January 1, 2012: the National Agency for Data Protection and Freedom of Information, which replaced the Data Protection Commissioner’s Office. This Agency is responsible for supervision and facilitation of the enforcement of data protection rights and freedom of information in Hungary, including maintenance of the Data Protection Register and provision of opinions on related legislative proposals and categories of official secrets.

Local Government

Hungary is divided into administrative units, which include the capital (Budapest), counties, cities, towns and villages. Local governments are autonomous, manage local affairs democratically and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected to five-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held on October 12, 2014. See “Local Government Elections.”

On December 19, 2011, the Act on Local Governments of Hungary was adopted by Parliament. Under this Act, which took effect on January 1, 2012, the Government is entitled to supervise local governments through the metropolitan and county government agencies in order to control their lawful operation. The Act introduced certain restrictions relating to debt management of local governments – such as the conclusion of credit or loan agreements and issuance of local government bonds – and required that each funding transaction be approved by the Government. The annual incurrence of debt by local governments is limited to 50% of the revenues of the local government. Such rules of local government debt management have been applicable since the planning and implementation of local government budgets for calendar year 2013.

Recent Parliamentary Elections

Hungary held Parliamentary elections in April 2018. Nominees of the following parties gained mandates: the electoral partnership pairing Fidesz-Hungarian Civic Union (“Fidesz”) and the Christian Democrats People’s Party (“CDPP”), Jobbik – Movement for a Better Hungary (“Jobbik”), HSP, Democratic Coalition (“DK”), LMP – Politics Can Be Different (“LMP”) and Együtt (“Együtt”). In addition to one independent representative, one representative of Country Self-Governance of Germans in Hungary (Landesselbsverwaltung der Ungarndeutschen – “LdU”) gained mandates. Fidesz and CDPP formed an alliance before the elections and submitted a joint list of nominees. The following table sets forth the results of the 2018 Parliamentary elections as published by the Hungarian National Election Office (the “NEO”):

Table 5: Results of 2018 Parliamentary Elections

	Number of seats	Share of seats
		(%)
Fidesz - CDPP	133	66.8
Jobbik	26	13.1
HSP	20	10.1
DK	9	4.5
LMP	8	4.0
Együtt	1	0.5
LdU	1	0.5
Independent Representatives	1	0.5
Total	199	100.00

 Source: NEO

Table 6: Composition of Parliament as of December 31, 2018

	Number of seats		Share of seats
			(%)
Fidesz	116		58.6
CDPP	16		8.1
Jobbik	22		11.1
HSP	15		6
DK	8		4.0
LMP	6		3.0
Párbeszéd	5		2.5
LdU	1		0.5
Independent Representatives	9		4.5
Total	198	(1)	100.00

Source: Parliament of Hungary

Note: —

(1)	On December 7, 2018 Ferenc Hirt, a member of the Fidesz faction lost his mandate due to his death.

Table 7: Composition of Parliament as of September 25, 2019

	Number of seats	Share of seats
		(%)
Fidesz	116	58.3
CDPP	17	8.5
Jobbik	22	11.1
HSP	15	7.5
DK	8	4.0
LMP	6	3.0
Párbeszéd	5	2.5
LdU	1	0.5
Independent Representatives	9	4.5
Total	199	100.00

Source: Parliament of Hungary

Fidesz-CDPP obtained a majority of the Parliamentary seats in the 2018 elections. Fidesz-CDPP formed a government with a total of 133 of the 199 Parliamentary seats. Mr. Viktor Orbán was proposed by the President of Hungary and was re-elected by Parliament to serve as the Prime Minister.

Recent Political Developments

On October 2, 2016, a national referendum initiated by the Government was held in Hungary on mandatory quotas determined by the migrant resettlement plan of the European Union. The number of valid ballot papers did not reach the validity threshold of the referendum, however 98% of the valid ballot papers contained ‘No’ votes for the mandatory EU migrant quotas.

On September 6, 2017, the European Court of Justice dismissed the actions brought by Slovakia and Hungary against the European Council seeking to avoid accepting refugees under an EU-wide plan to relocate 160,000 refugees from Greece and Italy over two years. Hungary and Slovakia were seeking to have the plan annulled.

Local Government Elections

In localities with more than 10,000 inhabitants and in each district of Budapest, local representatives obtain seats in a mixed election system: in an individual constituency and from a compensatory list. Each voter may vote for only one individual constituency candidate. Each compensatory list is allocated a seat in proportion to the fragmentary votes received.

The Budapest Assembly, formed in October 2014, included the Lord Mayor, 23 district mayors and nine members elected from the Budapest compensatory list. The most recent local government election was held in October 2014. Mr. István Tarlós, who was supported by Fidesz-CDPP, became Lord Mayor of Budapest upon receiving a plurality of the votes (49.1% of all votes). Of the 23 seats for district mayors of Budapest, Fidesz-CDPP candidates won 17 positions; candidates of HSP and other HSP-supported organizations won three positions; and candidates of other organizations won three positions. Of the nine seats from the compensatory list, Fidesz-CDPP gained two mandates, HSP gained three mandates, Jobbik and LMP each gained one compensatory mandate and two independents were elected.

The following table sets forth the composition of the Budapest Assembly following the October 2014 local government elections:

Table 8: Composition of Budapest Assembly (October 2014 results)

	District Mayors and Lord Mayor	Compensatory List	Total
Fidesz-CDPP	18	2	20
HSP	3	3	6
Jobbik	0	1	1
LMP	0	1	1
Other	3	2	5
Total	24	9	33

Source: NEO

There are 23 mayors of local capital cities in Hungary: 19 mayors were supported by Fidesz-CDPP, one mayor was supported by Fidesz, one mayor was an independent representative and two mayors were backed by other organizations (one mayor was backed by HSP, Demokratikus Koalíció, Együtt, PM and Szegedért, and the other mayor by HSP, Demokratikus Koalíció, Együtt, TVE and ST).

There are 19 counties in Hungary. Fidesz-CDPP obtained at least a simple majority in every county assembly. The total number of representatives in the 19 county assemblies amounts to 385. The total number of representatives supported by Fidesz-CDPP is 225. The total number of representatives supported by HSP, Jobbik and LMP amounts to 50, 81 and 5, respectively. Demokratikus Koalíció supported a total of 19 representatives, and the remaining five representatives were supported by other organizations.

The next local government elections are scheduled to be held on October 13, 2019.

European Parliament Elections

The first elections of Hungarian members to the European Parliament were held on June 13, 2004; the second elections of Hungarian members to the European Parliament were held on June 7, 2009; the third elections of Hungarian members to the European Parliament were held on May 25, 2014; and the fourth elections of Hungarian members to the European Parliament were held on May 26, 2019. The following table shows the political affiliations of the Hungarian members of the European Parliament after the fourth elections:

Table 9: Seats in European Parliament of Hungarian Political Parties

Seat
Fidesz-CDPP	13
Democratic Coalition	4
Momentum	2
HSP - Párbeszéd	1
Jobbik	1

Source: European Parliament

International Relations

Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the “UN”) in 1955 and is a member of many of its specialized agencies, such as UNESCO, FAO, UNIDO, WHO and WTO (as described below). In 1996, Hungary became a member of the Organization for Economic Co-operation and Development (the “OECD”), which was a decisive step towards integrating with developed nations and obtaining full EU membership. In 1999, Hungary became a full member of the North Atlantic Treaty Organization (“NATO”). Hungary maintains diplomatic relations with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global Environment Protection Fund, World Trade Organization (“WTO”), the International Bank for Reconstruction and Development (the “IBRD” or the “World Bank”), the Organization for Security and Co-operation in Europe, the IMF, the Council of Europe, the International Finance Corporation (“IFC”), the Central European Free Trade Agreement (“CEFTA”), the International Development Agency (“IDA”), the Food and Agriculture Organization (“FAO”), the World Health Organization (“WHO”), the European Bank for Reconstruction and Development (“EBRD”), the United Nations Educational Scientific and Cultural Organization (“UNESCO”), the United Nations Industrial Development Organization (“UNIDO”), the European Investment Bank (“EIB”) and the Council of Europe Development Bank (“CEB”). Hungary is also a member of the Central European Initiative, whose membership also consists of Austria, Croatia, the Czech Republic, Italy, Poland, Slovakia and Slovenia. The Central European Initiative addresses mainly issues of regional infrastructure development. Hungary has been a member of the Organization for Security and Co-operation in Europe (formerly referred to as the Conference on Security and Co-operation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.

European Union

Hungary joined the EU on May 1, 2004. After the EU parliamentary elections in 2019, the Hungarian representatives of the European Parliament assumed the following positions in July 2019: Lívia Járóka (Fidesz-CDPP) and Klára Dobrev (DK) became vice-presidents of the European Parliament; Tamás Deutsch (Fidesz-CDPP) became vice-chairman for the Committee on Budgetary Control; Kinga Gál (Fidesz-CDPP) became vice-chairperson for the Committee on Security and Defense; István Ujhelyi (HSP) became vice-chairman for the Committee on Transport and Tourism. In August 2019, the following Hungarian representative assumed the following position: Andrea Bocskor (Fidesz-CDPP) became vice-chairwoman for the Committee on Culture and Education.

Hungary is entitled to designate one member to the European Commission. The current Hungarian designee to the European Commission is Mr. Tibor Navracsics, who assumed the position of Commissioner for Education, Culture, Youth and Sports on November 1, 2014.

Alongside the development of key areas of the economy, Hungary has implemented and intends to continue implementing development programs and structural reforms to accelerate the convergence process with the EU. The key program is the National Development Plan. The first version of the second National Development Plan, the “New Development Plan,” was adopted on September 7, 2007 by the European Commission addressed the allocation of EU funds from 2007 to 2013. The New Development Plan included seven regional and eight sectoral programs. The financial flows between Hungary and the EU from 2012 to 2016 are discussed under “Public Finance—EU Net Position.”

On July 28, 2010, the Government unveiled a consultative paper on the new Széchenyi Plan, which aimed to revive the Hungarian economy, implement the objectives of the Program of National Cooperation and replace the New Development Plan. The Government focused on two major areas: reducing unemployment and increasing the competitiveness of Hungarian businesses. The scheme, based on European Union funding, guarantees significantly more support for Hungarian small and medium enterprises (“SMEs”) than previously has been available. With this support scheme tailored to private businesses, the core objective of the new Széchenyi Plan is to create one million new jobs in 10 years.

The new Széchenyi Plan launched on January 15, 2011. At the heart of the program are the seven priority areas identified in the consultative paper, which collectively form the foundation of a long-term strategic plan in parallel with the Government’s short-term crisis management program.

The seven main areas of the new Széchenyi Plan are the following:

(1)	the health industry (e.g., remedial and preventive healthcare, rehabilitation, R&D, biotechnology, medical equipment manufacturing and spas);

(2)	the green economy (e.g., renewables, geothermal energy, and biotech R&D);

(3)	a home-building program;

(4)	development of the business environment (stable economic, business and tax environment);

(5)	science and innovation (R&D spending is aimed to reach 1.5% of gross domestic product (“GDP”) by 2015);

(6)	employment (job creation and increased employment and productivity); and

(7)	the economy of transport and logistics.

By entering the EU, Hungary also became a member of the European Investment Bank.

Hungary plans to become a member of the European Monetary Union in accordance with the Maastricht Treaty. For information about Hungary’s strategy with respect to participation in the Exchange Rate Mechanism and the adoption of the Euro, see “Public Finance—Medium-Term Fiscal Program and the Convergence Program.”

On March 17, 2014, the Hungarian Constitutional Court announced its ruling on a governmental motion requesting interpretation of the New Constitution with respect to the ability to amend foreign exchange denominated mortgage loan contracts of households by legislation. The Constitutional Court ruled that the state may, under exceptional circumstances, be allowed to amend concluded agreements retroactively, provided that the same conditions exist that allow ordinary courts to amend a contract after its conclusion (i.e., an unforeseeable material change of circumstances that arises after conclusion of the contract, and the upholding of such contract with unchanged terms would be harmful to a material and legal interest of any of the contracting parties). As an additional condition, the material change of circumstances should affect a significant part of society. The ruling also emphasized that, while government is entitled, under exceptional circumstances, to propose legislation to amend concluded contracts retroactively, the legal action must be in compliance with the conditions mentioned in the ruling, and the legislator must prove that such conditions exist and create the constitutional basis for the legislation.

In March 2014, the European Commission (the “Commission”) continued infringement procedures, in the form of an additional opinion, regarding exposure to unhealthy levels of PM10 (fine dust) in several regions in Hungary. The Commission was concerned that Hungary is failing to protect citizens from PM10 pollution. Under EU law, Member States have an obligation to limit citizens’ exposure to these particles. The Commission believed that Hungary did not take measures to protect citizens’ health that should have been taken since 2005 and has asked Hungary to take forward-looking, speedy and effective action to keep the period of non-compliance as short as possible. Hungary has kept the Commission informed on the measures, actions and legal amendments taken in order to comply with the obligations deriving from EU law, the latest up-dated report was sent in April, 2018. On May 17, 2018, the Commission decided to refer six EU member states, including Hungary, to the European Court of Justice for failing to respect agreed air quality limit values and for failing to take appropriate measures to keep exceedance periods as short as possible. The action was submitted to the Court of Justice at the end of 2018, and the written phase of the proceeding has concluded, with the hearing expected to take place by the end of 2019.

On April 10, 2014, the Commission brought Hungary before the Court of Justice of the European Union with regard to Hungarian legislation on the issuing of luncheon, leisure and holiday vouchers. The Commission concluded that restrictions introduced by Hungarian legislation are contrary to the fundamental principles of freedom of establishment and the freedom to provide services, which are guaranteed by the Treaty on the Functioning of the European Union and by the Services Directive. On February 23, 2016, the Court of Justice declared that the scheme of Széchenyi leisure card infringed EU Law, and the national regulation of the Erzsébet program on issuance of luncheon vouchers established a monopoly in favor of public bodies. Subsequently the Government announced that it would introduce new legislation. The Erzsébet program was altered in the light of the judgement in 2016 (effective January 1, 2017). Since 2017 luncheon cards cannot be provided as a remuneration in kind with more favorable treatment. As far as the Széchenyi leisure card is concerned, after several consultations carried out between the Commission and the Hungarian Government, Hungary introduced new legal guidance on the issue and use of the Széchenyi leisure card in April, 2018. The Commission accepted the concept of the Széchényi leisure card as being a non-cash means of payment. The infringement procedure was closed on November 8, 2018.

On April 24, 2014, the Commission launched infringement proceedings against Hungary in relation to the law that had restricted the construction of large shopping centers (known also as the “plaza ban”) in Hungary. Under Hungarian law the construction of retail spaces over 300 square meters had been banned since January 1, 2012, absent an exception granted by the Ministry for National Economy. The ban expired at the end of 2014, but was replaced on February 1, 2015 with a new regulation that regulates the construction of retail spaces over 400 square meters through a special authorization procedure for such construction. In June 2016 the Commission sent an inquiry for further information. Following Hungary’s response to the Commission, the proceeding was closed on February 25, 2016.

In July 2014, the Commission started an infringement procedure against eighteen Member states including Hungary in connection with the implementation of the Single European Sky. The Commission requested the Member states, which are members of six different Functional Airspace Blocks (“FABs”), to improve their FABs, which are a common airspace arranged around traffic flows rather than state boundaries. FABs are a crucial step towards a more efficient, less costly and less polluting aviation system in Europe. In June, 2017 we informed the Commission the latest developments and actions taken in order to comply with FABs requirements. Since then, the Commission has not taken any further steps in the case, which is still pending.

In July 2014, the Commission continued an infringement procedure against Hungary concerning mobile payments in which Hungary was requested to respect EU rules on the freedom of establishment and free movement of services regarding mobile payments. Pursuant to the Act of 2011 on national mobile payment organization, the state-owned National Mobile Payment Ltd. Was given the exclusive right to operate the national mobile payment system, a platform that service providers would be obliged to use when providing mobile payment intermediation services in connection with some public services (e.g., public parking). The Commission found this new exclusive right to unnecessarily and significantly restrict access to a market that was previously fully open to competition, thereby harming existing investors and dissuading future investors with no appropriate justification. The Commission requested that Hungary take action to fully comply with EU rules. In April, 2017 the Commission referred the case to the Court of Justice. The court hearing was held in April, 2018. In June, 2018, the Advocate General delivered its opinion that the Hungarian mobile pay system in its present form is contrary to EU law, however a less restrictive system could be acceptable. The Court of Justice delivered its judgement in October 2018. According to the judgement, although the Hungarian mobile payment system is not in line with the principle of proportionality, it qualifies as a service of general economic interest, therefore less restrictive means ensuring the same legislative aim (such as a concession scheme) may be considered as being in line with EU law. The Hungarian Government is now working on the concept of a new system in close cooperation with the Commission in order to comply with the Court’s judgement.

On April 26, 2017, the Commission launched an infringement procedure against Hungary over amendments to the higher education law approved by the Hungarian Parliament in early April. Such amendments require foreign colleges and universities to operate in Hungary on the basis of an intergovernmental agreement with, and to have a main campus in, the foreign country in which they are founded. The Central European University is the primarily affected institution, which has an accreditation both in the United States of America and in Hungary but, has no campus in the United States. The Commission’s concerns are that the regulation does not comply with the freedom to provide services and the freedom of establishment, and also that it is against the right of academic freedom. On November 11, 2017, Hungary informed the Commission that the deadline for fulfilling the new requirements under the Higher Education Act has been extended by one year. Foreign higher education institutions must therefore meet the new conditions by January 1, 2019. On December 7, 2017, the European Commission decided to refer Hungary to the Court of Justice of the EU. The hearing took place on June 24, 2019, in which the Hungarian Government disputed that the legislation is contrary to the freedom to provide services or fundamental freedoms. The opinion of the Advocate General is expected to be delivered in November 2019.

On June 14, 2017, the Commission announced a new infringement procedure against Hungary (as well as the Czech Republic and Poland) for non-compliance with its obligations under the 2015 Council Decisions on relocation, in which Member States committed to relocate persons in need of international protection from Italy and Greece. Hungary has not taken any action (not made pledges and not relocated any person) under the relocation scheme. Even before the infringement procedure, in 2015 the Hungarian Government had questioned the validity of the Council Decision before the Court of Justice. When the Commission initiated the infringement procedure, the court case on the validity of the Council Decision was still pending. Even though in September, 2017 the Court of Justice ruled that the Council Decision is valid, the Hungarian Government disputes the applicability of the Decision. On December 7, 2017, the Commission decided to refer Hungary (as well as the Czech Republic and Poland) to the Court of Justice of the EU for non-compliance with their legal obligations on relocation. The hearing took place on May 15, 2019, and the Court’s judgement is expected to be handed down by the end of 2019.

As of July 13, 2017, the Commission launched an infringement procedure against Hungary for the new law on foreign funded non-governmental organizations adopted by the Hungarian Parliament on June 13, 2017 (the “NGO Law”). The NGO Law introduces new obligations for certain categories of non-governmental organizations (“NGOs”) receiving annual foreign funding above HUF7.2 million (approx. EUR23,000): to register and label themselves in all their publications, websites and press material as “organizations supported from abroad”, and to report specific information about the funding they receive from abroad to the Hungarian authorities. These organizations face sanctions if they fail to comply with the new reporting and transparency obligations. The Commission concluded that these rules breach EU law, in particular the right of freedom of association, the free movement of capital and the right to protection of private life and of personal data. Hungary sent its official response to the Commission on August 14, 2017. The Commission concluded that its concerns had not been addressed and accordingly issued a reasoned opinion on October 4, 2017. On December 7, 2017, the Commission referred Hungary to the Court of Justice of the EU in connection with its law on foreign-funded NGOs. The court proceeding is ongoing, and the hearing is expected to take place in October 2019. The Hungarian Government disputes that the legislation is contrary to EU law, including the freedom of capital movement or any fundamental freedoms. The Hungarian Government stresses the legitimate aim of the legislation, which is the transparency of foreign donations and organizations funded from abroad, as well as the proportionality of the measures.

On May 17, 2018, the EU decided to send letters of formal notice to Hungary (as well as eight other EU member states) for failing to correctly transpose certain requirements of the Spent Fuel and Radioactive Waste Directive. In its response, submitted on July 2018, to the formal notice, the Hungarian Government argued that the legal provisions challenged by the Commission are understood and were implemented exactly in the same way as in the Spent Fuel and Radioactive Waste Directive. The Commission has yet to provide a formal response.

On May 17, 2018, the Commission also decided to send a reasoned opinion to Hungary for granting an exemption from the public health tax to fruit distillates, such as the national drink ‘pálinka’, as well as to herbal drinks where national production is dominant. Although the Hungarian Government is of the view that the Hungarian exempting provision is justifiable on the ground of public health – and therefore it should be treated as a non-discriminatory measure, in order to avoid further steps taken by the Commission, the Parliament amended the rules in July, 2018. According to the amendment (Act XLI of 2018.) ‘pálinka’ will be no longer exempted from the taxation rules. The new provision will be applicable starting January 1, 2019. The case was closed on April 11, 2019.

On July 18, 2018, the Commission decided to refer Hungary to the Court of Justice of the EU for non-compliance of its asylum and return legislation with EU law. The Commission also decided to send a letter of formal notice to Hungary concerning new Hungarian legislation which criminalizes activities that support asylum and residence applications and further restricts the right to request asylum. During the infringement procedure the Hungarian Government defended its legal provisions on asylum procedure and demonstrated why those provisions should be considered to be in compliance with the applicable Directives. The Commission did not accept these justifications and decided to refer the case to the Court of Justice.2 The action itself however has not yet been submitted the Court of Justice. On January 24, 2019, the Commission decided to send a reasoned opinion to Hungary concerning legislation that criminalises activities that support asylum and residence applications and further restricts the right to request asylum. Hungary sent its official response (supported by two decisions of the Hungarian Constitutional Court) to the Commission maintaining its position that EU law has not been breached and on July 25, 2019, the Commission referred Hungary to the Court of Justice of the EU for non-compliance of its asylum and return legislation with EU law. The case is currently pending.

On July 25, 2019, the Commission also sent a letter of formal notice to Hungary concerning the situation of persons in the Hungarian transit zones at the border with Serbia. The case is currently pending.

On July 25, 2019, the Commission referred Hungary to the Court of Justice of the EU for excluding non-EU nationals with long-term resident status from exercising the veterinary profession. The case is currently pending.

Legal Proceedings

On July 22, 2019, the SEC issued an order instituting cease-and-desist proceedings against certain subsidiaries of Microsoft Corporation, including its subsidiary in Hungary, for violations of the books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act of 1977 (the “FCPA”). The Hungarian public prosecution service announced on August 23, 2019 that it launched an investigation into allegations of fraud against certain unidentified parties in connection with the FCPA violations.

2 There are ongoing discussions in the European Union regarding the rule of law in Hungary, which are of a political nature, and the European Parliament passed a resolution to launch Article 7 procedures under the EU Treaty on September 12, 2018. The Hungarian Government maintains that none of the statements included in the resolution, individually or in their entirety, substantiate that there would be a risk of a breach by Hungary of the values on which the European Union is founded. The eventual proceedings are not expected to have any direct implications on the economic situation of Hungary.

THE ECONOMY

Background

The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the Hungarian economy during the last 25 years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:

(1)	An ambitious privatization program – the vast majority of Hungary’s large state-owned enterprises have already been privatized. See “Privatization”;

(2)	A shift in exports from countries formerly participating in the Council for Mutual Economic Assistance (“COMECON”) to those of Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See “Balance of Payments and Foreign Trade—Foreign Trade”;

(3)	The ratios of gross and net external debt to GDP declined in the second half of the 1990s, but rose steadily from 2002 to 2009 before declining until 2014; in 2018, gross and net external debt to GDP ratio reached 56.7% and 8.9%, respectively. Meanwhile, the ratio of public sector debt to GDP dropped from 72% in 1996 to 50.6% in 2001, but has increased since 2001, reaching 68.2% in 2018. See “National Debt”;

(4)	According to data adjusted for calendar-day effect (i.e., the effect of a shift in the number of working days within the same given month or quarter), GDP grew by 4.1%, 3.5%, 2.2%, 4.4% and 5.0% in 2014, 2015, 2016, 2017 and 2018, respectively. GDP increased by 5.2% in the first half of 2019. See “—Recent Economic Performance—Gross Domestic Product”;

(5)	Inflation decreased dramatically from 28.3% at the end of 1995 to 2.3% as of April 2006, partly as a result of the reduction of the VAT rate. The price level dropped by 0.9% in December 2014 mainly as a result of lower energy and food prices and a significant drop in certain public administered prices; in December 2015, the inflation rate reached 0.9%, mainly as a result of increasing food prices and indirect tax hikes, in December 2016 the price level grew by 1.8% mainly as a result of the phasing out of base effects; in December 2017, the inflation rate increased to 2.1% due to increasing energy and food price inflation and indirect tax hikes; in December 2018, the inflation rate increased to 2.7% due to increasing food price inflation and indirect tax hikes and in August 2019, the inflation rate increased to 3.1% mainly as a result of increasing food prices and indirect tax hikes. See “Recent Economic Performance—Inflation”;

(6)	Foreign direct investment (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR119.0 billion cumulatively, as of the end of the second quarter of 2019. During the first half of 2019, the balance of net direct investment amounted to a EUR1,152 million inflow, compared to a EUR541 million inflow during the same period in 2018. See “Balance of Payments and Foreign Trade—Foreign Direct Investment”; and

(7)	The general government deficit (according to ESA methodology) as a percentage of GDP reached 2.6% in 2014 and declined to 1.9% in 2015 and to 1.6% in 2016, increased slightly to 2.2% in 2017, and remained at 2.2% in 2018.

(8)	The current account had a surplus from 2010 to 2017 and had a deficit in 2018. The surplus amounted to EUR1,260 billion in 2014, EUR2,648 billion in 2015, EUR5,209 billion in 2016, and EUR2,830 billion in 2017. The current account had a deficit in the amount of EUR717 billion in 2018.

Recent Economic Performance

The following table sets out certain macroeconomic statistics regarding Hungary for the periods indicated:

Table 10: Selected Macroeconomic Statistics

	For the year ended December 31,					For the three- month period ended
	2014	2015	2016	2017	2018(1)	March 31, 2019(1)		June 30, 2019(1)
Economic Data(2)
Nominal GDP (HUF billions)	32,583.4	34,378.6	35,474.2	38,355.1	42,072.8	10,119.8		11,394.7
Real GDP (growth in %)(3)	4.1	3.5	2.2	4.4	5.0	5.3		5.1
Real exports (growth in %)	9.1	7.2	5.1	4.7	4.7	7.7		2.7
Real imports (growth in %)	11.0	5.8	3.9	7.7	7.1	6.7		4.3
Rate of unemployment (%)	7.7	6.8	5.1	4.2	3.7	3.6		3.3
Consumer prices (growth in %)	(0.2)	(0.1)	0.4	2.4	2.8	3.2	(4)	3.5	(5)
Producer prices (growth in %)	(0.4)	(0.9)	(1.7)	3.3	5.5	3.1	(4)	2.7	(5)
State Budget; Public and External Debt(6)
State budget surplus/(deficit) (HUF billions)	(756.5)	(1,224.7)	(544.3)	(1,318.5)	(1,205.5)	(141.9	)(9)	(390.0	)(7)
as a % of GDP	(2.3)	(3.6)	(1.5)	(3.4)	(2.9)	n/a		n/a
Total revenues (HUF billions)	15,956.0	16,230.7	16,400.8	17,344.2	18,452.2	4,958.5	(9)	10,108.7	(7)
as a % of GDP	49.0	47.2	46.2	45.2	43.9	n/a		n/a
Public debt (HUF billions), unconsolidated	23,881.1	24,699.7	25,430.0	26,746.2	28,688.2	29,038.4		28,854.0
as a % of GDP	73.3	71.8	71.7	69.7	68.2	n/a		n/a
External public debt (HUF billions)	8,957.9	7,735.8	6,256.5	5,782.5	5,724.8	5,810.5		5,629.4
as a % of GDP	27.5	22.5	17.6	15.1	13.6	n/a		n/a
Balance of Payments Data(8)
Current account (EUR billions)	1.3	2.6	5.2	2.8	(0.7)	0.1		(0.1)
as a % of GDP	1.2	2.4	4.6	2.3	(0.5)	n/a		n/a
Exports (EUR billions)(10)	92.6	98.8	100.5	109.4	113.6	29.4		30.0
Imports (EUR billions)(10)	85.9	89.8	90.4	100.3	107.7	27.7		28.3
NBH’s foreign exchange reserves (EUR billions)	34.6	30.3	24.4	23.4	27.4	27.5		27.1

Sources: Hungarian Central Statistical Office, NBH, Ministry of Finance

Notes:—

(1)	Preliminary data.

(2)	Derived from data published by the CSO.

(3)	Data adjusted for calendar-day effect.

(4)	Average data for the first three months of the year.

(5)	Average data for the first six months of the year.

(6)	Derived from the government budget as published by the Ministry of Finance, according to the GFS methodology.

(7)	Non-consolidated data excluding local governments, data for the first six months of 2019.

(8)	Derived from data published by the NBH.

(9)	Non-consolidated data excluding local governments, data for the first three months of 2019.

(10)	Including goods and services.

Gross Domestic Product

The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:

Table 11: Gross Domestic Product

	For the year ended December 31,						For the six months ended June 30,
	2014	2015	2016	2017	2018(1)		2019(1)

	(figures in HUF)
Nominal GDP (billions)	32,583.4	34,378.6	35,474.2	38,355.1	42,072.8		21,514.5
Annual real GDP growth rate (%)(2)	4.1	3.5	2.2	4.4	5.0		5.2
Per capita GDP	3,302,441	3,492,685	3,614,643	3,918,599	4,302,638	(3)	2,201,478	(3)
	(USD Equivalents)
GDP (USD billions)	140.1	123.0	126.0	139.8	155.7	(4)	75.8	(4)
Per capita GDP (USD)	14,203	12,498	12,843	14,287	15,921	(3)(4)	7,759	(3)(4)

Source: CSO

Notes:—

(1)	Preliminary data.

(2)	Data adjusted for calendar-day effect.

(3)	Calculated according to population as of the beginning of the corresponding year.

(4)	Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

In 2014 and 2015, GDP increased by 4.1% and 3.5%, respectively mainly as a result of growing consumption and investments. In 2016, the GDP growth rate decelerated to 2.2%, mainly as a result of falling investments partially offsetting the effect of growing consumption and strong external demand. In 2017, the GDP growth rate accelerated to 4.4% mainly as a result of growing consumption and increased investments. In 2018, the GDP growth rate accelerated to 5.0% mainly as a result of growing consumption and increased investments.

In 2018, GDP increased by 4.9% according to data not adjusted for calendar-day effect. Value added by the agricultural industry grew as a result of favorable weather conditions as compared to 2017, with the sector increasing by 5.3%. As external demand strengthened, value added by the industrial sector (i.e., manufacturing, mining and quarrying and electricity) increased by 3.2%. Construction grew by 22.9% as infrastructural investments and home building activities strengthened. Value added by the services sector grew by 4.4%. The unemployment rate was low; as a result, domestic demand was strong.

In 2018, domestic use grew by 7.0% and consumption increased by 3.7%. Gross fixed capital formation grew by 16.5%. Gross capital formation increased by 17.2%. Positive but declining net exports decreased the 7.0% growth of domestic use to a 4.9% increase of GDP. Exports grew by 4.7% and imports grew by 7.1%. The dynamics of imports exceeding that of exports was due to buoyant investment activity, rising consumption and strong external demand.

In the first half of 2019, GDP increased by 5.1% according to data not adjusted for calendar-day effect. Value added by the agricultural sector decreased slightly because weather conditions deteriorated slightly, with the sector declining by 1.7%. As external demand strengthened, value added by the industrial sector (i.e., manufacturing, mining and quarrying and electricity) increased by 4.8%. Construction grew by 34.7%, mainly caused by the completion of infrastructure construction works and home building activities. The value added by the service sector increased by 4.0%. The unemployment rate was low in the first half of 2019, strengthening domestic demand.

In the first half of 2019, domestic use increased by 5.5% and consumption grew by 4.2%. Gross fixed capital formation grew by 19.1%, mainly as a result of an increase in infrastructural investments, industrial and warehouse constructions and strong home building activities. Gross capital formation increased by 10.8%. The net exports turned the growth of domestic use of 5.5% into a 5.1% increase of total GDP. Exports grew by 5.1%. Imports increased at a higher pace of 5.5%.

The following table shows the sectoral composition of GDP in each of the periods indicated:

Table 12: Sectoral Composition of GDP

	For the year ended December 31,					For the six months ended June 30,
	2014	2015	2016	2017	2018(1)	2019(1)
	(percentage contribution)
Agriculture, forestry and fishing	4.0	3.7	3.9	3.8	3.6	2.8
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	22.2	23.1	22.6	22.0	21.8	22.3
Of which:
Manufacturing	19.5	20.5	19.9	19.6	19.4	19.8
Construction	3.6	3.5	3.1	3.6	4.5	4.7
Services, total	54.6	53.7	55.0	55.2	54.4	54.9
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	10.2	10.2	9.9	10.3	10.4	10.0
Transportation and storage	5.4	5.4	5.5	5.3	5.3	5.0
Information and communication	4.4	4.1	4.2	4.3	4.2	4.1
Financial and insurance activities	3.2	2.9	3.0	3.0	2.9	2.9
Real estate activities	7.0	6.7	6.9	6.8	6.8	7.3
Professional, scientific and technical activities; administrative and support service activities	7.6	7.5	7.9	8.2	8.3	8.7
Public administration and defense; compulsory social security; education; human health and social work activities	14.3	14.4	15.1	14.8	14.2	14.4
Arts, entertainment and recreation, repair of household goods and other services	2.5	2.4	2.5	2.5	2.4	2.4
Taxes less subsidies on products	15.6	16.0	15.4	15.4	15.7	15.4
Gross domestic product, total (at purchaser’s prices)	100.0	100.0	100.0	100.0	100.0	100.0

Source: CSO

Notes:—

(1)	Preliminary data.

The following table shows GDP expenditures at current prices in each of the periods indicated:

	For the year ended December 31,					For the six months ended June 30,
	2014	2015	2016	2017	2018	2019(1)
	(HUF billions)
Household final consumption expenditure	15,874.9	16,428.4	17,033.1	18,280.8	19,877.7	10,479.1
Social transfers in kind from government	3,197.5	3,452.3	3,618.7	3,912.5	4,115.9	2,047.8
Social transfers in kind from NPISHs	532.0	584.2	624.0	700.6	767.7	418.4
Actual final consumption of households	19,604.4	20,464.9	21,275.8	22,893.9	24,761.3	12,945.3
Actual final consumption of government	3,311.8	3,370.4	3,552.0	3,852.8	3,914.0	2,045.8
Actual final consumption, total	22,916.2	23,835.3	24,827.8	26,746.7	28,675.3	14,991.1
Gross fixed capital formation	7,223.4	7,743.5	6,960.7	8,528.1	10,720.5	5,659.3
Changes in inventories	322.4	(30.9)	83.8	108.8	599.9	(366.9)
Acquisitions less disposals of valuables	42.1	46.1	51.8	70.1	65.9	38.9
Gross capital formation, total	7,588.0	7,758.8	7,096.2	8,707.1	11,386.3	5,331.3
Domestic use, total	30,504.2	31,594.1	31,924.1	35,453.8	40,061.6	20,322.4
Export
goods	22,786.3	24,316.5	24,943.2	26,466.8	28,428.4	15,196.7
services	5,781.2	6,269.7	6,886.4	7,381.4	7,976.7	3,965.8
Total	28,567.5	30,586.2	31,829.6	33,848.2	36,405.1	19,162.5
Import
goods	22,128.5	23,057.8	23,503.5	25,876.8	28,878.1	15,247.4
services	4,359.7	4,744.0	4,776.0	5,070.1	5,515.9	2,723.0
total	26,488.2	27,801.8	28,279.5	30,946.9	34,393.9	17,970.4
Balance
goods	657.7	1,258.7	1,439.7	590.0	(449.7)	(50.7)
services	1,421.5	1,525.8	2,110.4	2,311.3	2,460.8	1,242.8
total	2,079.2	2,784.5	3,550.1	2,901.3	2,011.2	1,192.1
Gross domestic product, total	32,583.4	34,378.6	35,474.2	38,355.1	42,072.8	21,514.5

Source: CSO

Note:-

(1)	Preliminary data.

The following table shows the volume indices of GDP expenditures in each of the periods indicated:

	For the year ended December 31,					For the six months ended June 30,
	2014	2015	2016	2017	2018	2019(1)
	(Corresponding Period of the Previous Year = 100)
Household final consumption expenditure	102.8	103.9	104.0	104.7	105.3	104.8
Social transfers in kind from government	100.3	102.5	100.5	100.7	101.0	102.6
Social transfers in kind from NPISHs	102.0	106.0	104.1	108.9	106.3	107.6
Actual final consumption of households	102.4	103.7	103.4	104.1	104.6	104.5
Actual final consumption of government	110.0	100.0	100.9	102.0	97.9	101.9
Actual final consumption, total	103.4	103.2	103.0	103.8	103.7	104.2
Gross fixed capital formation	112.3	104.7	88.3	118.2	116.5	119.1
Changes in inventories	n/a	n/a	n/a	n/a	n/a	n/a
Acquisitions less disposals of valuables	n/a	n/a	n/a	n/a	n/a	n/a
Gross capital formation, total	112.4	98.7	94.6	117.1	117.2	110.8
Domestic use, total	105.4	102.1	101.0	106.8	107.0	105.5
Export
goods	107.9	107.0	103.6	104.3	104.3	105.3
services	113.8	108.0	110.7	106.2	106.3	104.4
Total	109.1	107.2	105.1	104.7	104.7	105.1
Import
goods	111.3	105.4	104.5	108.2	107.3	106.2
services	109.4	108.0	100.6	105.3	105.9	101.5
total	111.0	105.8	103.9	107.7	107.1	105.5
Balance
goods	n/a	n/a	n/a	n/a	n/a	n/a
services	n/a	n/a	n/a	n/a	n/a	n/a
total	n/a	n/a	n/a	n/a	n/a	n/a
Gross domestic product, total	104.2	103.5	102.3	104.1	104.9	105.1

Source: CSO

Notes:-

(1)	Preliminary data.

Inflation

The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:

Table 13: Inflation: CPI & PPI

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(%)
CPI (yearly average)	(0.2)	(0.1)	0.4	2.4	2.8
CPI (year-on-year)	(0.9)	0.9	1.8	2.1	2.7
PPI (yearly average)	(0.4)	(0.9)	(1.7)	3.3	5.5
PPI (year-on-year)	0.1	(1.3)	0.5	3.9	4.7

Source: CSO

Deregulation since 1990 has led to a high rate of inflation in Hungary. This rate was relatively high in the 1990s compared to rates in Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the rate of inflation has generally been declining since the change in monetary regime in May 2001.

The CPI price level decreased by 0.9% in December 2014 compared to the corresponding period of the previous year, again mainly due to lower global food and energy price inflation and a decrease in publicly administered prices for items such as electricity and gas. CPI Inflation turned positive and reached 0.6% in June 2015 mainly as a result of increasing price levels of food, services and consumer durable goods, as well as indirect tax increases elevating prices of alcoholic beverages and tobacco. In December 2015, the CPI inflation rate reached 0.9% mainly as a result of increasing food prices and indirect tax hikes. In December 2016, the CPI inflation rate increased to 1.8% mainly as a result of phasing out of base effects. In December 2017, the CPI inflation rate increased to 2.1% mainly as a result of increasing energy and food prices. In December 2018, the CPI inflation rate increased to 2.7% mainly as a result of increasing food prices and indirect tax increases.

Price Regulation

As of the end of 2018, approximately 83% of all prices in Hungary were unregulated. The main categories of products and services that continue to have regulated prices are: electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, the state lottery, local and long-distance passenger transport, state-owned housing rent, various household utilities (including water and sewage charges and refuse collection services) and postal services.

In line with relevant EU Directives, Hungary intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors. Deregulation of the energy sector began in July 2004 and the entire energy sector has since been deregulated, including the residential segment; however, if electricity is provided by a so-called universal service provider, retail electricity prices are capped by regulation. Under the current rules, the deadline for deregulation of the postal services was the end of 2012. In line with relevant EU Directives, Hungary intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors.

Wages

The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

Table 14: Wages

	For the year ended December 31,					For the six months ended June 30,
	2014	2015	2016	2017	2018	2019
	(%)
Nominal net wage index	3.0	4.3	7.8	12.9	11.3	10.6
Real net wage index	3.2	4.4	7.4	10.3	8.3	6.9

Source: CSO

In 2014 and 2015, net real wages grew by 3.2% and 4.4%, respectively, partly as a result of inflation decelerating to close to zero in 2014 and 2015. In 2016, net real wages grew by 7.4% mainly as a result of rising nominal gross wages and a decrease in the personal income tax rate. In 2017, net real wages grew by 10.3% as nominal gross wages increased at a rate exceeding significantly the inflation rate. In 2018, net real wages grew by 8.3% mainly as a result of rising nominal gross wages. In the first six months of 2019, net real wages grew by 6.9% mainly as a result of rising nominal gross wages as CPI inflation was 3.5% in the first six months of 2019.

As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary and a generally immobile labor force (due to a general reluctance to relocate to other parts of the country) have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases compared to the rest of Hungary. Hungary’s incentive policies (mainly consisting of the promotion of investment in less developed regions and the development of transportation infrastructure and human resources) and utilization of the Structural and Cohesion Funds of the EU are in part designed to increase employment levels in the eastern parts of the country.

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Table 15: Unemployment

	For the year ended December 31,					For the three-month period ended
	2014	2015	2016	2017	2018	March 31, 2019	June 30, 2019
	(annual average, %)
Population aged 15–74 (thousands)	7,573	7,538	7,508	7,460	7,432	7,420	7,421
Participation rate	58.7	59.9	61.1	61.8	62.5	62.8	62.9
Employment rate	54.1	55.9	58.0	59.3	60.1	60.6	60.8
Unemployment rate(1)	7.7	6.8	5.1	4.2	3.7	3.6	3.3

Source: CSO

Note:—

(1)	Based on the international sampling methodology pursuant to the guidelines of the International Labor Organization.

The unemployment rate in 2014 (calculated using the guidelines of the International Labor Organization) reached 7.7%. In 2015, the unemployment rate declined to 6.8% and, in 2016, the unemployment rate fell further to 5.1%. In addition to improving economic performance, government measures aimed at reducing the unemployment rate played a significant role in reducing the unemployment rate. In 2017, the unemployment rate fell to 4.2%; in 2018 the unemployment rate fell further to 3.7%. The unemployment rate decreased to 3.6% in the first quarter of 2019 and 3.3% in the second quarter of 2019 mainly as a result of increasing labor demand of enterprises.

In previous years, the participation rate was generally lower, partly due to the low mobility of the workforce in Hungary. Economic development has generally not been uniform throughout Hungary since 1990, with a higher concentration of jobs in Budapest and the central region of Hungary. High commuting costs (in terms of both time and the financial burden) generally discourage potential employees from travelling to distant workplaces, while discrepancies in real estate prices and inadequate housing rental opportunities have discouraged the relocation of Hungary’s workforce. This trend has been decreasing, as new infrastructure investments (particularly Hungary’s highway construction projects) have brought new investment and job opportunities to less developed regions of Hungary, thereby increasing the activity rate. Furthermore, relatively high levels of taxation have led to the formation of a relatively large “grey economy,” with many employers avoiding adequate reporting of their activities (including with respect to hiring) in order to avoid paying taxes. Labor unions have not gained any significant influence in Hungary and to date have not caused any substantial work stoppages in Hungary.

Increasing the participation rate has been an important policy goal of the Government. The Government has taken a number of steps to reduce the unemployment rate. As of January 1, 2010, the fixed monthly health care contribution of HUF1,950 per employee paid by employers was abolished. See “Public Finance—Health Care System.” In addition, new laws were passed, which took effect as of August 1, 2005, making it easier to employ part-time employees. Furthermore, the Government introduced several initiatives aimed at helping currently unemployed workers find employment, including job search assistance programs and adult vocational training programs. Lastly, the Government initiated the “START” program, which is aimed at helping first-time employees find employment. The START program provides, among other things, employer contribution discounts to employers hiring graduates under a certain age and certain other potential first-time employees.

On January 1, 2012, a public work program called the Start Work Program (Start Munkaprogram) was introduced. The Start Work Program is based on three pillars: (1) a national public work program; (2) local government public work programs; and (3) micro-regional pilot projects.

On July 1, 2012, the New Labor Code of Hungary went into effect, which contains the fundamental regulation of employment and provides a more flexible legal relationship between employers and employees.

The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Table 16: Composition of Employment by Sector

	For the year ended December 31,					For the three months ended
Sector	2014	2015	2016	2017	2018	March 31, 2019	June 30, 2019
	(in thousands of persons)
Agriculture, forestry and fishing	189.6	203.2	217.0	220.0	214.9	204.1	220.5
Mining and quarrying	9.3	9.1	8.5	9.2	10.5	12.3	12.2
Manufacturing	888.7	901.7	938.9	987.9	1,003.1	1,004.9	999.1
Electricity, gas, steam and air conditioning supply	37.0	34.1	33.8	34.3	40.8	38.5	32.8
Water supply, sewerage, waste management and remediation activities	55.9	56.5	60.0	55.6	58.9	62.9	58.1
Construction	258.4	271.9	277.8	302.9	332.6	322.5	339.8
Wholesale and retail trade; repair of motor vehicles and motorcycles	548.2	539.4	544.0	550.5	548.6	561.0	562.1
Transportation and storage	258.8	268.6	277.1	293.6	289.2	302.5	302.7
Accommodation and food service activities	168.1	183.3	192.8	189.4	180.1	189.0	190.7
Information and communication	102.8	102.6	119.6	109.9	116.3	132.3	135.7
Financial and insurance activities	95.2	87.4	95.0	93.6	90.3	84.5	74.7
Real estate activities	20.2	18.8	21.7	26.0	26.3	24.1	25.5
Professional, scientific and technical activities	151.6	156.9	151.6	156.7	153.0	160.4	158.5
Administrative and support service activities	146.2	153.5	160.5	153.7	149.6	135.3	140.4
Public administration and defense; compulsory social security	402.5	446.4	471.8	460.5	424.2	403.9	410.9
Education	323.4	318.3	321.8	324.7	343.8	356.6	350.3
Human health and social work activities	267.0	269.5	277.2	285.2	306.1	318.7	315.4
Arts, entertainment and recreation	63.2	80.1	78.9	70.2	79.0	84.6	81.8
Other activities	99.0	102.5	100.1	97.5	102.6	98.9	99.7
Total	4,100.8	4,210.5	4,351.6	4,421.4	4,469.5	4,497.1	4,510.9

Source: CSO

Principal Sectors of the Economy

The following table indicates the gross production indices by industry sector for the periods indicated:

Table 17: Gross Production Indices by Industry(1)

	For the year ended December 31,	For the three months ended
	2018	March 31, 2019	June 30, 2019
	(corresponding period of the previous year = 100)
Agriculture, forestry and fishing	105.3	97.3	98.9
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	103.2	105.9	103.8
of which:
Manufacturing	103.5	105.8	103.1
Construction	122.9	146.7	127.9
Services, total	104.4	103.8	104.2
of which:
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	107.9	106.5	107.5
Transportation and storage	104.6	102.9	105.0
Information and communication	107.3	106.5	105.9
Financial and insurance activities	102.4	103.0	103.6
Real estate activities	104.3	104.4	103.2
Professional, scientific and technical activities; administrative and support service activities	106.5	106.7	106.5
Public administration and defense; compulsory social security; education; human health and social work activities	100.2	99.8	100.5
Arts, entertainment and recreation, repair of household goods and other services	105.5	104.0	103.7
Taxes, less subsidies on products(2)	104.9	104.8	104.3
GDP, total	104.9	105.3	104.9

Source: CSO

Notes:—

(1)	Data unadjusted for calendar-day effect. Preliminary data.

(2)	For these items the volume index is not applicable.

Industry

In 2018, industrial gross production grew by 3.5%, and total sales increased by 3.1%. In the last six years, industrial export sales amounted to more than half of the total sales of the sector. In 2018, export sales increased by 1.6%, while domestic sales grew by 5.9%. In the first six months of 2019, export sales increased by 5.8%, while domestic sales grew by 6.4%. As a result, total sales grew by 6.0%, and gross production increased by 5.4%. In 2018, 95.5% of the total industrial production was attributable to manufacturing. The value of production in mining and quarrying amounted to 0.5% of the total industry’s production, and the value of production of electricity, gas, steam and air conditioning supply amounted to 4.1% of the total industrial production.

Manufacturing

In 2018, gross production in the manufacturing sector increased by 3.5% and total sales grew by 3.2%. In 2018, export sales in manufacturing increased by 1.1%, while domestic sales grew by 9.2%. In the first six months of 2019, export sales grew by 5.1%, and domestic sales increased by 7.6%. As a result, total sales increased by 5.8%, and gross production grew by 5.2%. In 2018, approximately half of manufacturing production was attributable to three subsectors: the manufacture of transport equipment; the manufacture of computer, electronic and optical products; and the manufacture of food products, beverages and tobacco products.

Manufacture of Food Products, Beverages and Tobacco Products

In 2018, gross production in this subsector grew by 4.3%, and total sales increased by 4.2%. Export sales in this subsector increased by 1.8%, and domestic sales grew by 5.8% in 2018. In the first six months of 2019, export sales grew by 7.1%, and domestic sales increased by 3.8%. As a result, total sales grew by 5.1%, and gross production increased by 5.8%.

Manufacture of Computer, Electronic and Optical Products

In 2018, gross production in this subsector increased by 7.6%, and total sales grew by 6.5%. Export sales in this subsector increased by 7.2%, and domestic sales declined by 5.0% in 2018. In the first six months of 2019, export sales grew by 5.1%, and domestic sales decreased by 8.9%. As a result, total sales grew by 4.4%, and gross production increased by 4.2%.

Manufacture of Transport Equipment

In 2018, gross production in this subsector declined by 0.2%, and total sales decreased by 1.4%. Export sales in this subsector decreased by 2.2%, while domestic sales grew by 8.4% in 2018. In the first six months of 2019, export sales grew by 10.2%, and domestic sales increased by 12.1%. As a result, total sales grew by 10.4%, and gross production increased by 9.7%.

Energy

In 2018, total primary energy consumption amounted to 1,126.5 petajoules, a 0.1% increase compared to 2017. The two most important energy products are oil and gas, which accounted for 61.0% of energy consumption in 2018.

Hungary’s primary external source of energy is gas and oil imported from Russia. In 2009, disputes between Russia and the Ukraine over the pricing of natural gas supplies and transit fees from Russia resulted in Russia’s cessation of natural gas deliveries to European Union countries, including Hungary, for approximately two weeks. Although Hungary primarily compensated for the energy shortage through its gas reserves, the service interruption had some adverse impact on certain sectors, including industrials.

Hungary is taking measures to reduce the impact of possible future disruptions in its energy supply by diversifying its external and internal energy sources and routes of delivery and by further accumulating gas reserves.

Hungary currently maintains a reserve of at least a 12-week supply of oil, in compliance with OECD requirements. A construction project that is currently underway would provide a direct gas pipeline from Russia to Hungary. In addition, the European Union is negotiating the construction of a gas pipeline from the Caspian region, the Middle East and Egypt that, if completed, would provide a direct gas supply to Hungary. Also, Hungary operates a nuclear power plant and has some capability to generate renewable energy, such as the ability to produce geothermal, wind and solar energy, energy from biomass as well as hydropower, albeit limited due to the geographic properties of Hungary. In an effort to reduce Europe’s dependence on imported energy sources, the European Commission has set target levels and dates for EU members to attain renewable energy sources, including a target for Hungary of 13.0% use of renewable energy sources by 2020.

On January 14, 2014, Prime Minister Viktor Orbán announced that Hungary will construct two new nuclear plant blocks at Paks. According to the announcement, the Government of the Russian Federation will cooperate in the construction and financing of the blocks and will provide a loan to Hungary of EUR10 billion, which will cover 80% of construction costs. Hungary will begin repaying the loan over a period of 21 years, after the project is completed and once the plant is operating. The international treaty between the Government of Hungary and the Government of the Russian Federation was approved by the Hungarian Parliament on February 6, 2014. Drawdowns on the loan began in 2017.

The Ministry of Transport, Telecommunication and Energy is also aiming to create and maintain a competitive electricity market and to fully liberalize the sector in accordance with EU Directives. All of Hungary’s natural gas distribution companies, six electricity distribution companies and all but two of its power generation companies have been privatized.

The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary for the years 2014 through 2018:

Table 18: Composition of Consumption of Energy Resources

	For the year ended December 31,
Domination(1)	2014	2015	2016	2017	2018 provisional
	(%)
Coal and coal products(2)	9.2	9.3	8.5	8.3	8.1
Crude oil and crude oil products	27.3	27.6	27.3	28.3	29.7
Natural gas	29.1	29.5	31.2	31.8	31.2
Combustible renewables and wastes(3)	11.7	11.8	11.6	10.8	9.7
Nuclear(4)	17.1	16.3	16.3	15.7	15.5
Hydro	0.1	0.1	0.1	0.1	0.1
Wind	0.2	0.2	0.2	0.2	0.2
Other non-combustible renewables(5)	0.4	0.5	0.6	0.7	0.8
Electricity net import(6)	4.8	4.6	4.2	4.1	4.7

Total	100.0	100.0	100.0	100.0	100.0
Import dependency	59.3	53.5	55.4	62.1	58.0

Source: Hungarian Energy Office

Notes:—

(1)	Electricity and heat sold produced from tail gas and waste heat are included in these figures.

(2)	Coal briquette and coke oven coke included.

(3)	Biogas, biomass, municipal waste, industrial waste, biofuel.

(4)	Nuclear regarded as inland production (included nuclear electricity and heat).

(5)	Geothermal, solar thermal and photovoltaics.

(6)	Share of net import in primary energy consumption.

According to data compiled by the Hungarian Energy Office, in 2018, 42.0% of Hungary’s total energy demand was supplied by domestic energy sources and 58.0% by imported energy sources. Of the total energy consumed, 8.1% was produced from coal, and 61.0% was produced from hydrocarbon (which was imported primarily from Russia) and 30.9% was produced from other resources.

Construction

In 2018, the output of the construction sector increased by 21.3% compared to 2017. Compared to 2017, the construction of buildings grew by 15.4%. Civil engineering works increased by 29.9%. Output of the construction sector in the first six months of 2019 increased by 35.1% compared to the same period in 2018. Civil engineering construction grew by 38.1% in the first six months of 2019 compared to the same period in 2018. Building construction increased by 33.4% in the first six months of 2019 compared to the corresponding period in 2018. Industrial and warehouse construction contributed to the growth in buildings construction, while road, railway and utility constructions generated the growth in civil engineering construction in 2018 and the first six months of 2019.

Service Industries

Gross value added by services increased by 4.4% in 2018 and grew by 4.0% in the first six months of 2019. The increase in the services industry in 2018 as compared to 2017 was primarily the result of improving domestic demand.

In 2018, all eight subsectors grew, not a single one subsector contracted. The eight subsectors that grew were (i) wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities; (ii) transportation and storage; (iii) information and communication; (iv) financial and insurance activities; (v) real estate activities; (vi) professional, scientific and technical activities; administrative and support service activities; (vii) public administration and defense; compulsory social security; education; human health and social work activities and (viii) arts, entertainment and recreation; repair of household goods and other services and with these subsectors growing by 7.9%, 4.6%, 7.3%, 2.4%, 4.3%, 6.5%, 0.2% and 5.5%, respectively.

In the first six months of 2019, all eight subsectors grew, not a single one subsector contracted. The eight subsectors that grew were (i) wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities; (ii) transportation and storage; (iii) information and communication; (iv) financial and insurance activities; (v) real estate activities; (vi) professional, scientific and technical activities; administrative and support service activities; (vii) public administration and defense; compulsory social security; education; human health and social work activities and (viii) arts, entertainment and recreation; repair of household goods and other services and with these subsectors growing by 7.0%, 3.9%, 6.2%, 3.3%, 3.8%, 6.6%, 0.2% and 3.8%, respectively

The following table sets forth the composition of the service industry per individual subsector for the periods indicated:

Table 19: Composition of Service Industry per Subsector

	For the year ended December 31,	For the quarter ended
	2018	March 31, 2019	June 31, 2019
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	19.0	17.1	19.4
Transportation and storage	9.7	9.1	9.1
Information and communication	7.7	7.8	7.1
Financial and insurance activities	5.4	5.4	5.2
Real estate activities	12.6	13.7	13.0
Professional, scientific and technical activities; administrative and support service activities	15.2	16.0	15.8
Public administration and defense; compulsory social security; education; human health and social work activities	26.0	26.5	26.2
Arts, entertainment and recreation, repair of household goods and other services	4.4	4.5	4.2
Services, total	100.0	100.0	100.0

Source: CSO

Agriculture

In 2018 total production of cereals amounted to 14.9 million tons. Production of wheat, maize and barley amounted to 5.3 million tons, 8.0 million tons and 1.2 million tons, respectively, representing an increase of 6.5%, an increase of 0.2% and a decrease of 19.1%, respectively compared to the previous year. In the cases of wheat and barley, average yield decreased by 5.7% and 11.2% relative to the previous year; in the cases of maize, average yield grew by 24.5% compared to 2017. The production of sunflower seed, sugar beet, lucerne hay and rape seed amounted to 1.8 million tons, 1.0 million tons, 1.0 million tons and 1.0 million tons, respectively. The production of sunflower seed and sugar beet decreased by 9.4% and 18.3%, respectively; the production of lucerne hay and rape seed grew by 4.3% and 7.6%, respectively. The production of silage maize and green maize amounted to 2.1 million tons representing an increase of 15.5%.

Infrastructure

Hungary is a landlocked country and is located at the crossroads of several important transport corridors for the region. Three main roadways (forming part of the Trans-European Network), three corridor branches and various railways and waterways cross Hungary. With Budapest as a hub, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern Europe and for Southeastern Europe towards the West and the East. However, compared to Western European countries, the transportation network in Hungary is less developed, suffering from a shortage of bridges, a lack of transversal connections, poor quality in infrastructure and a low proportion of expressways.

Since 2007, the development of the road network has been a state task, and the Government has financed construction from the central budget. Infrastructure projects are managed by the National Infrastructure Developing Private Company Limited (Nemzeti Infrastruktúra Fejlesztő Zrt.) (the “NIF Zrt.”), while the maintenance of motorways is the responsibility of the State Highway Management Company Limited by Shares (Állami Autópálya Kezelő Zrt.). Accordingly, a program for the development of transportation for 2008 through 2013 was established that utilizes both the sources derived from the New

Development Plan and the PPP framework. No new motorways were completed in 2012. In 2013, one new motorway section was completed (route M3 from Nagykálló to Őr). In 2014, two new motorway sections were completed (route M84 from Szombathely to Vát and route M3 from route 49 to Vásárosnamény). During 2015, one new motorway section was completed (route M85–M86 from Győr to Csorna). In 2016, one new motorway section was completed (route M86 from Csorna to Hegyfalu). In 2017, one new motorway section was completed (route M86 from Csorna to Farád). In 2018, three new motorway sections were completed (route M4 from Ceglédbercel to Cegléd, route M35 from route 481 to Berettyóújfalu and route M4 from Berettyóújfalu to Nagykereki). In 2019, one new motorway section was completed (route M4 from Abony to Cegléd).

Hungary has one international airport (Ferihegy International Airport in Budapest), which currently meets the majority of the air traffic needs of the country. Since May 2006, several transportation companies have been providing air transportation services between European cities and airports at Sármellék, Debrecen, Győr-Pér and Pécs-Pogány. In line with international trends, the traffic at Ferihegy International Airport has steadily increased over the last several years. Terminals 2A and 2B were integrated during 2011 with the new building of Skycourt.

Navigation is possible along 1,600 km of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the Tisza River.

The telecommunications sector’s level of development, in both wireline and wireless communication, approaches the average level of other EU members. In 2018, Hungary had 11.8 million mobile phone subscriptions. Compared to Western European countries, internet connectivity is relatively low, and the structure of the information-communications services market is not up-to-date. By the end of 2018, the number of internet subscriptions amounted to 9.9 million.

PRIVATIZATION

Status of Privatization Efforts

Since 1990, Hungary has privatized nearly 1,300 enterprises out of the 1,860 enterprises previously owned by the state. The Hungarian Privatization and State Holding Company (Állami Privatizációs és Vagyonkezelő Zrt.) (“ÁPV Zrt.”) manages these sales.

Most of the larger companies involved in the privatization program have already been partially or fully privatized. Permanent government control is anticipated for 36 companies. The scope of property that is required to remain state-owned in the long-term is defined by law as follows:

(1)	national public utility service providers;

(2)	property or companies of strategic importance for the national economy; and

(3)	property or companies that accomplish tasks or fulfill objectives for national defense or other special purposes.

See also “Monetary and Financial System—Capital Markets—Stock Exchange.”

Methods of Privatization Used

Hungary is unique among Central European countries in that a large majority of its privatizations were conducted through public tenders, with sales for cash consideration. These outright sales, often to strategic long-term investors, were successful in bringing new management and know-how to many Hungarian enterprises. Public offerings played an important and successful role in the privatization process.

In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were the rights distributed to individual Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the Government decided to offer the shares of FORRÁS Trust and Investment Company (a state-owned asset management company) in exchange for the compensation vouchers. The offering was completed in June and July of 2003, and the shares of FORRÁS Trust and Investment Company were listed on the Budapest Stock Exchange.

On January 1, 2012, the Act on National Assets went into effect, which provides for the protection of certain assets such as rivers, streams, channels, natural lakes, airspace above Hungary, emission reduction units, archeological finds, financial assets owned by the government or a local municipality (including corporate shares, e.g., shares of public transportation companies, forestry companies, and companies established by laws for public interest), national data assets owned by the state or local governments or their public or private organizations. The Act determines the scope and rules of management of national assets and limitations related to selling, lending and utilization of national assets, in order to ensure that such assets serve the public interest.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The following tables set out the balance of payments of Hungary for the periods indicated:

Table 20: Balance of Payments

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(EUR millions)
1. Current account, net (1.A+1.B+1.C)	1,260.2	2,648.1	5,209.3	2,830.4	(717.3)

1.A. Goods and Services, net	6,712.3	8,959.0	10,083.8	9,153.2	5,871.3
Exports	92,594.3	98,762.3	100,466.2	109,417.0	113,617.0
Imports	85,882.0	89,803.3	90,382.4	100,263.7	107,745.8
1.A.a. Goods, net	2,125.2	4,051.7	3,958.3	1,908.9	(1,653.8)
Exports	73,826.4	78,476.8	78,588.2	85,554.7	88,626.4
Imports	71,701.2	74,425.1	74,629.9	83,645.8	90,280.2
1.A.b. Services, net	4,587.1	4,907.3	6,125.5	7,244.4	7,525.1
Exports	18,767.9	20,285.5	21,878.0	23,862.3	24,990.6
Imports	14,180.8	15,378.2	15,752.5	16,617.9	17,465.6

1.B. Primary income, net	(4,625.0)	(5,130.9)	(3,130.9)	(5,131.0)	(5,293.3)
1.B.1. Compensation of employees, net	2,332.2	2,758.5	2,822.9	2,623.8	2,321.6
1.B.2. Investment income, net	(8,281.7)	(9,179.8)	(7,056.5)	(8,976.2)	(8,950.0)
1.B.2.1. Direct investment income, net	(5,875.0)	(7,080.5)	(5,299.3)	(7,457.8)	(7,644.1)
1.B.2.2. Portfolio investment income, net	(2,328.6)	(2,073.7)	(1,706.1)	(1,468.2)	(1,306.2)
1.B.2.3. Other investment income, net	(611.6)	(426.8)	(302.9)	(237.6)	(192.1)
1.B.2.4. Reserve assets, net	533.5	401.2	251.8	187.3	192.5
1.B.3. Other primary income, net	1,324.5	1,290.4	1,102.7	1,221.4	1,335.1
-of which: EU transfers	1,324.5	1,290.4	1,102.7	1,221.4	1,335.1
1.C. Secondary income, net	(827.1)	(1,180.0)	(1,743.5)	(1,191.8)	(1,295.3)
-of which: EU transfers	311.0	161.6	(452.4)	63.3	19.3

2. Capital account, net	3,907.7	5,159.5	(21.1)	1,075.4	3,459.0
-of which: EU transfers	3,927.6	5,270.7	363.1	1,353.3	2,651.4

3. Financial account (net assets) (3.1+3.2+3.3+3.4+3.5)	4,497.0	6,657.6	3,548.7	1,753.7	1,153.2

3.1. Direct investment (net assets)	(3,078.5)	(1,438.3)	(2,562.6)	(2,164.1)	(2,812.2)
3.1.k. Abroad (net assets)	2,900.7	(14,306.4)	(7,372.6)	1,104.7	4,255.3
3.1.1.k Equity (net assets)	3,087.6	(15,496.8)	(6,276.8)	241.4	4,596.5
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	2,188.6	(15,770.2)	(7,336.0)	(854.6)	3,809.5
3.1.1.2.ki Reinvestment of earnings (net assets)	899.0	273.4	1,059.2	1,096.0	787.0
3.1.2.ki Debt instruments (net assets)	(186.8)	1,190.4	(1,095.8)	863.3	(341.2)
3.1.2.1.ki Assets	248.3	785.9	(840.4)	867.1	116.5
3.1.2.2.ki Liabilities	435.2	(404.6)	255.4	3.8	457.7
3.1.t In Hungary (net liabilities)	5,979.2	(12,868.1)	(4,809.9)	3,268.8	7,067.5
3.1.1.t Equity (net liabilities)	4,838.0	4,507.5	(826.2)	8,580.4	6,518.5
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	1,022.1	505.6	(4,899.4)	2,340.0	586.0
3.1.1.2.be Reinvestment of earnings (net liabilities)	3,815.9	4,001.8	4,073.2	6,240.5	5,932.5
3.1.2.be Debt instruments (net liabilities)	1,141.2	(17,375.6)	(3,983.8)	(5,311.6)	549.0
3.1.2.1.be Assets	849.6	19,713.6	(1,296.1)	3,940.5	943.7
3.1.2.2.be Liabilities	1,990.8	2,338.0	(5,279.9)	(1,371.1)	1,492.8

3.2. Portfolio investment (net assets)	3,313.0	5,656.7	4,822.5	3,773.5	(226.0)
3.2.k Assets	1,946.4	391.5	999.4	1,916.5	(140.2)
3.2.t Liabilities	(1,366.6)	(5,265.2)	(3,823.1)	(1,857.1)	85.8

3.3. Financial derivatives (other than reserves), net assets	264.6	(686.0)	52.9	(1,049.6)	(932.7)
3.3.k Assets	(3,941.0)	(6,218.4)	(4,120.9)	(4,616.5)	(4,432.1)
3.3.t Liabilities	(4,205.6)	(5,532.5)	(4,173.8)	(3,566.9)	(3,499.4)

3.4. Other investment (net assets)	3,258.2	8,038.5	7,335.4	1,166.0	1,526.5
3.4.k Assets	(698.8)	5,471.1	6,228.6	1,730.8	2,453.6
3.4.t Liabilities	(3,957.1)	(2,567.4)	(1,106.7)	564.8	927.1

3.5. Reserve assets	739.7	(4,913.4)	(6,099.5)	27.9	3,597.5

Memorandum:
Net external financing capacity
Net external financing capacity (CA and Capital account)	5,167.9	7,807.6	5,188.2	3,905.9	2,741.7
Financial account balance	4,497.0	6,657.6	3,548.7	1,753.7	1,153.2
Difference (Net errors and omissions)	(670.9)	(1,150.1)	(1,639.5)	(2,152.1)	(1,588.5)

Reserve assets (stock)	34,578.3	30,322.1	24,383.9	23,367.9	27,402.5

Gross external debt denominated in foreign currencies (excl. direct investment debt instruments)	63,299.0	60,790.6	57,895.4	54,377.7	51,700.2
-o/w: General government and Central bank (S.13+S.121)	31,986.8	31,161.4	27,712.9	22,901.9	20,802.3

Net external debt denominated in foreign currencies (excl. direct investment debt instruments)	12,800.1	10,777.8	4,635.6	(347.9)	(8,135.4)
-o/w: General government and Central bank (S.13+S.121)	(2,737.5)	625.7	3,214.6	(588.4)	(5,723.9)

Source: NBH

Balance of Payments

	For the three-month period ended March 31, 2018	For the three-month period ended June 30, 2018	For the three-month period ended September 30, 2018	For the three-month period ended December 31, 2018	For the three-month period ended March 31, 2019	For the three-month period ended June 30, 2019
	(EUR millions)
1. Current account, net (1.A+1.B+1.C)	429.6	298.7	(586.3)	(859.3)	56.0	(121.5)

1.A. Goods and Services, net	1,724.2	2,153.3	880.5	1,113.3	1,690.9	1,742.4
Exports	27,429.7	29,306.2	27,774.0	29,107.1	29,389.4	30,044.0
Imports	25,705.5	27,153.0	26,893.5	27,993.8	27,698.5	28,301.6
1.A.a. Goods, net	164.5	88.2	(1,324.8)	(581.7)	79.5	(385.4)
Exports	21,854.9	22,855.5	20,875.9	23,040.2	23,689.5	23,509.1
Imports	21,690.4	22,767.3	22,200.7	23,621.8	23,610.0	23,894.5
1.A.b. Services, net	1,559.7	2,065.0	2,205.3	1,695.0	1,611.5	2,127.7
Exports	5,574.8	6,450.7	6,898.2	6,066.9	5,699.9	6,534.8
Imports	4,015.1	4,385.7	4,692.8	4,371.9	4,088.5	4,407.1

1.B. Primary income, net	(973.2)	(1,616.0)	(1,335.8)	(1,368.3)	(1,111.5)	(1,614.5)
1.B.1. Compensation of employees, net	541.2	600.7	575.0	604.6	602.0	643.7
1.B.2. Investment income, net	(1,940.2)	(2,462.2)	(2,155.8)	(2,391.8)	(1,992.3)	(2,553.3)
1.B.2.1. Direct investment income, net	(1,683.6)	(1,885.7)	(1,924.2)	(2,150.6)	(1,772.0)	(1,966.2)
1.B.2.2. Portfolio investment income, net	(250.1)	(574.5)	(232.4)	(249.2)	(228.6)	(601.5)
1.B.2.3. Other investment income, net	(50.7)	(46.9)	(46.5)	(47.9)	(51.3)	(49.6)
1.B.2.4. Reserve assets, net	44.2	44.9	47.4	55.9	59.6	64.0
1.B.3. Other primary income, net	425.8	245.5	244.9	418.9	278.8	295.1
-of which: EU transfers	425.8	245.5	244.9	418.9	278.8	295.1
1.C. Secondary income, net	(321.4)	(238.6)	(131.0)	(604.3)	(523.4)	(249.4)
-of which: EU transfers	(53.5)	86.6	177.0	(190.7)	(217.5)	46.1

2. Capital account, net	719.4	766.6	555.7	1,417.2	908.7	881.9
-of which: EU transfers	699.4	748.0	571.6	632.4	887.2	853.3

3. Financial account (net assets) (3.1+3.2+3.3+3.4+3.5)	546.9	744.2	(641.3)	503.3	(1,035.3)	457.1

3.1. Direct investment (net assets)	(478.8)	(62.6)	(2,194.6)	(76.2)	(1,555.0)	403.1
3.1.k. Abroad (net assets)	928.6	141.0	225.6	2,960.2	194.8	(441.9)
3.1.1.k Equity (net assets)	987.4	215.6	422.0	2,971.5	429.1	(414.4)
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	727.7	299.6	176.3	2,605.9	200.7	(357.9)
3.1.1.2.ki Reinvestment of earnings (net assets)	259.7	(84.0)	245.7	365.6	228.4	(56.6)
3.1.2.ki Debt instruments (net assets)	(58.8)	(74.6)	(196.4)	(11.3)	(234.3)	(27.4)
3.1.2.1.ki Assets	(181.3)	157.1	26.7	114.0	(125.6)	334.5
3.1.2.2.ki Liabilities	(122.4)	231.7	223.1	125.3	108.6	361.9
3.1.t In Hungary (net liabilities)	1,407.4	203.5	2,420.1	3,036.4	1,749.8	(844.9)
3.1.1.t Equity (net liabilities)	618.1	(160.2)	2,638.9	3,421.6	1,803.7	(1,005.9)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	(797.4)	(361.1)	541.9	1,202.5	218.3	(1,111.0)
3.1.1.2.be Reinvestment of earnings (net liabilities)	1,415.5	200.9	2,097.0	2,219.1	1,585.4	105.1
3.1.2.be Debt instruments (net liabilities)	789.3	363.7	(218.8)	(385.2)	(53.9)	161.0
3.1.2.1.be Assets	2.2	1,401.2	(1,077.2)	617.6	883.8	571.6
3.1.2.2.be Liabilities	791.4	1,764.9	(1,296.0)	232.4	829.9	732.5

3.2. Portfolio investment (net assets)	(214.8)	1,587.3	(505.6)	(1,092.8)	1,253.5	38.5
3.2.k Assets	150.4	(105.4)	(164.0)	(21.2)	367.1	220.0
3.2.t Liabilities	365.2	(1,692.7)	341.6	1,071.6	(886.4)	181.5

3.3. Financial derivatives (other than reserves), net assets	(158.0)	110.1	(124.2)	(760.5)	(207.9)	9.1
3.3.k Assets	(998.8)	(992.9)	(846.5)	(1,593.9)	(1,102.4)	(742.9)
3.3.t Liabilities	(840.7)	(1,103.0)	(722.3)	(833.4)	(894.5)	(752.0)

3.4. Other investment (net assets)	1,688.6	(1,623.9)	2,342.5	(880.7)	(213.8)	461.1
3.4.k Assets	1,862.5	17.1	2,026.4	(1,452.4)	1,486.3	(118.8)
3.4.t Liabilities	173.9	1,641.0	(316.1)	(571.7)	1,700.1	(579.8)

3.5. Reserve assets	(290.0)	733.3	(159.4)	3,313.6	(312.1)	(454.8)

Memorandum:
Net external financing capacity
Net external financing capacity (CA and Capital account)	1,149.0	1,065.3	(30.6)	557.9	964.7	760.4
Financial account balance	546.9	744.2	(641.3)	503.3	(1,035.3)	457.1
Difference (Net errors and omissions)	(602.1)	(321.1)	(610.7)	(54.6)	(2,000.1)	(303.3)

Reserve assets (stock)	23,058.6	24,061.0	23,726.7	27,402.5	27,477.8	27,065.4

Gross external debt denominated in foreign currencies (excl. direct investment debt instruments)	53,049.6	53,520.5	53,929.5	51,700.2	52,625.6	51,982.4
-o/w: General government and Central bank (S.13+S.121)	21,437.5	21,337.5	20,909.9	20,802.3	20,139.4	20,168.4

Net external debt denominated in foreign currencies (excl. direct investment debt instruments)	(3,140.2)	(4,012.4)	(4,108.3)	(8,135.4)	(9,370.5)	(8,941.1)
-o/w: General government and Central bank (S.13+S.121)	(1,633.4)	(2,727.9)	(2,961.9)	(5,723.9)	(6,443.0)	(5,975.9)

Source: NBH

The current account deficit amounted to EUR717 million in 2018, largely due to a large deficit in primary and secondary income offsetting the surplus in goods and services. During 2018, net direct investment increased, reaching EUR2,812 million compared to a net inflow of EUR2,164 million in 2017.

In the first half of 2019, the current account showed a deficit of EUR65 million compared to a surplus of EUR728 million in the first half of 2018. During the first half of 2019, net direct investment registered a net inflow of EUR1,152 million, compared to net inflow of EUR541 million in the first half of 2018.

Methodological Changes in Calculation of Balance of Payments Statistics

In 2014, Hungary implemented certain methodological changes with respect to the calculation of balance of payments statistics, following its implementation of standards published by the IMF in the Balance of Payments and International Investment Position Manual Sixth Edition (BPM6). Under BPM6, the structure and main categories were fully harmonized with the structure and concepts of national accounts. This balance of payments methodology also applied the sectorization and terminology of the System of National Accounts (SNA). These changes impacted the calculation and presentation of the current account balance, capital account and financial account. All balance of payment figures presented herein have been calculated and presented in accordance with the new methodology.

Foreign Trade

The tables below set forth Hungary’s trade in goods by territory for the periods indicated.

The EU–15 category consists of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden and United Kingdom.

Countries joining the EU after 2004 consist of Bulgaria, Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Romania, Slovak Republic, Slovenia and Croatia. These two groups together form European Union countries.

Table 21: Exports by Destination

	European Union countries	Non-EU Countries	Total	EU-15	Countries joining the EU after 2004	Asian countries	American countries
	(EUR millions)
2014	66,136	18,369	84,506	47,416	18,720	4,461	4,112
2015	71,509	18,951	90,460	51,442	20,067	5,168	4,566
2016	73,930	19,060	92,990	53,062	20,868	5,403	4,509
2017	80,107	20,573	100,680	57,341	22,765	5,868	4,539
2018	84,690	20,165	104,855	60,235	24,455	5,329	4,546
First six months of 2019	45,111	9,906	55,018	32,277	12,834	2,333	2,170

Source: CSO

Table 22: Exports by Commodity Group

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2014	6,402	2,234	2,830	26,740	46,300	84,506
2015	6,585	2,054	2,079	28,075	51,666	90,460
2016	6,568	2,074	1,696	29,100	53,552	92,990
2017	7,244	2,368	2,511	32,337	56,220	100,680
2018	7,110	2,360	2,953	33,999	58,433	104,855
First six months of 2019	3,760	1,353	1,505	17,094	31,306	55,018

Source: CSO

Table 23: Imports by Origin

	European Union countries	Non-EU countries	Total	EU-15	Countries joining the EU after 2004	Asian countries	American countries
	(EUR millions)
2014	58,901	19,331	78,232	42,586	16,315	8,890	1,905
2015	62,920	18,944	81,865	45,502	17,419	10,163	2,218
2016	65,056	18,209	83,265	47,070	17,986	10,029	2,297
2017	70,997	21,605	92,602	51,114	19,883	11,273	2,443
2018	75,086	24,249	99,335	53,745	21,341	13,245	2,252
First six months of 2019	38,332	13,600	51,933	27,522	10,811	7,674	1,388

Source: CSO

Table 24: Imports by Commodity Group

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2014	4,027	1,684	9,341	26,989	36,190	78,232
2015	4,226	1,739	6,698	29,093	40,109	81,865
2016	4,498	1,731	5,306	30,274	41,456	83,265
2017	4,893	2,070	7,191	33,558	44,891	92,602
2018	5,129	2,123	8,121	36,571	47,389	99,335
First six months of 2019	2,687	1,112	4,235	18,854	25,044	51,933

Source: CSO

Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 81% and 82% of Hungary’s exports and 76% and 74% of imports in 2018 and the first six months of 2019, respectively.

China is Hungary’s largest trade partner outside the EU, with imports worth HUF1,717.7 billion and exports worth HUF630.9 billion in 2018.

Trade Policy

Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into the global trading system.

European Union

Upon accession to the EU, Hungary adopted all aspects of the Common Commercial Policy of the EU. This includes the application of the Common External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defense measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example, the average level of customs duties decreased by about 50% following Hungary’s accession to the EU, and, within the framework of the WTO, the country became a party to the Agreement on Government Procurement, the Agreement on Trade in Civil Aircraft and the Information Technology Arrangement). Further, by virtue of Hungary’s membership in the EU, it is also a member of the European Economic Area (“EEA”), along with Norway, Iceland, and Lichtenstein and the other EU-member countries.

Bilateral Trade Agreements

In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel, Bulgaria, Lithuania, Latvia and Estonia. Hungary has entered into trade and co-operation agreements with certain Central European countries designed to lower or eliminate trade barriers.

Foreign Direct Investment

The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:

Table 25: Foreign Direct Investment Flows

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(EUR millions)
3.1. Direct investment (net assets)	(3,078.5)	(1,438.3)	(2,562.6)	(2,164.1)	(2,812.2)
3.1.k. Abroad (net assets)	2,900.7	(14,306.4)	(7,372.6)	1,104.7	4,255.3
3.1.1.k Equity (net assets)	3,087.6	(15,496.8)	(6,276.8)	241.4	4,596.5
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	2,188.6	(15,770.2)	(7,336.0)	(854.6)	3,809.5
3.1.1.2.ki Reinvestment of earnings (net assets)	899.0	273.4	1,059.2	1,096.0	787.0
3.1.2.ki Debt instruments (net assets)	(186.8)	1,190.4	(1,095.8)	863.3	(341.2)
3.1.2.1.ki Assets	248.3	785.9	(840.4)	867.1	116.5
3.1.2.2.ki Liabilities	435.2	(404.6)	255.4	3.8	457.7
3.1.t In Hungary (net liabilities)	5,979.2	(12,868.1)	(4,809.9)	3,268.8	7,067.5
3.1.1.t Equity (net liabilities)	4,838.0	4,507.5	(826.2)	8,580.4	6,518.5
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	1,022.1	505.6	(4,899.4)	2,340.0	586.0
3.1.1.2.be Reinvestment of earnings (net liabilities)	3,815.9	4,001.8	4,073.2	6,240.5	5,932.5
3.1.2.be Debt instruments (net liabilities)	1,141.2	(17,375.6)	(3,983.8)	(5,311.6)	549.0
3.1.2.1.be Assets	849.6	19,713.6	(1,296.1)	3,940.5	943.7
3.1.2.2.be Liabilities	1,990.8	2,338.0	(5,279.9)	(1,371.1)	1,492.8

	For the three-month period ended March 31, 2018	For the three-month period ended June 30, 2018	For the three-month period ended September 30, 2018	For the three-month period ended December 31, 2018	For the three-month period ended March 31, 2019	For the three-month period ended June 30, 2019
	(EUR millions)
3.1. Direct investment (net assets)	(478.8)	(62.6)	(2,194.6)	(76.2)	(1,555.0)	403.1
3.1.k. Abroad (net assets)	928.6	141.0	225.6	2,960.2	194.8	(441.9)
3.1.1.k Equity (net assets)	987.4	215.6	422.0	2,971.5	429.1	(414.4)
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	727.7	299.6	176.3	2,605.9	200.7	(357.9)
3.1.1.2.ki Reinvestment of earnings (net assets)	259.7	(84.0)	245.7	365.6	228.4	(56.6)
3.1.2.ki Debt instruments (net assets)	(58.8)	(74.6)	(196.4)	(11.3)	(234.3)	(27.4)
3.1.2.1.ki Assets	(181.3)	157.1	26.7	114.0	(125.6)	334.5
3.1.2.2.ki Liabilities	(122.4)	231.7	223.1	125.3	108.6	361.9
3.1.t In Hungary (net liabilities)	1,407.4	203.5	2,420.1	3,036.4	1,749.8	(844.9)
3.1.1.t Equity (net liabilities)	618.1	(160.2)	2,638.9	3,421.6	1,803.7	(1,005.9)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	(797.4)	(361.1)	541.9	1,202.5	218.3	(1,111.0)
3.1.1.2.be Reinvestment of earnings (net liabilities)	1,415.5	200.9	2,097.0	2,219.1	1,585.4	105.1
3.1.2.be Debt instruments (net liabilities)	789.3	363.7	(218.8)	(385.2)	(53.9)	161.0
3.1.2.1.be Assets	2.2	1,401.2	(1,077.2)	617.6	883.8	571.6
3.1.2.2.be Liabilities	791.4	1,764.9	(1,296.0)	232.4	829.9	732.5

Source: NBH

In 2014, net FDI inflow amounted to EUR3,078 million. In 2015, net FDI inflow decreased significantly, reaching EUR1,483 million. In 2016, net FDI inflow increased significantly, reaching EUR2,563 million. In 2017, net FDI inflow decreased, reaching EUR2,164 million. In 2018, net FDI inflow increased, reaching EUR2,812 million.

As of June 30, 2019, the cumulative FDI in Hungary was EUR119.0 billion.

The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the six months ended June 30, 2019 as compared to the same period in 2018:

Table 26: Foreign Direct Investment Flows: First Half of 2018 and 2019

	For the six-month period ended June 30, 2018	For the six-month period ended June 30, 2019	Change
	(EUR millions)		(percent)
3.1. Direct investment (net assets)	(541.4)	(1,151.9)	212.8
3.1.k. Abroad (net assets)	1,069.5	(247.1)	(23.1)
3.1.1.k Equity (net assets)	1,203.0	14.7	1.2
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	1,027.3	(157.2)	(15.3)
3.1.1.2.ki Reinvestment of earnings (net assets)	175.6	171.8	97.8
3.1.2.ki Debt instruments (net assets)	(133.4)	(261.7)	196.1
3.1.2.1.ki Assets	(24.2)	208.8	(864.8)
3.1.2.2.ki Liabilities	109.3	470.6	430.6
3.1.t In Hungary (net liabilities)	1,610.9	904.9	56.2
3.1.1.t Equity (net liabilities)	457.9	797.8	174.2
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	(1,158.4)	(892.6)	77.1
3.1.1.2.be Reinvestment of earnings (net liabilities)	1,616.4	1,690.4	104.6
3.1.2.be Debt instruments (net liabilities)	1,153.0	107.1	9.3
3.1.2.1.be Assets	1,403.4	1,455.4	103.7
3.1.2.2.be Liabilities	2,556.4	1,562.4	61.1

Source: NBH

During the six-month period ended June 30, 2019, the balance of net direct investment showed an inflow of EUR1,152 million compared to the EUR541 million net inflow during the same period of 2018.

Net foreign direct investment abroad in the first half of 2019 generated a net inflow of EUR247 million, while in the same period of 2018 net foreign direct investments abroad generated a net capital outflow of EUR1,070 million. In the first half of 2019, net foreign direct investment abroad in the form of debt instruments amounted to a EUR262 million outflow; outflow amounted to EUR133 million during the same period of 2018. In the first half of 2019 net foreign direct investment abroad in the form of equity capital (including reinvestment of earnings and equity) amounted to a EUR15 million outflow; during the same period of 2018, a net capital outflow amounted to EUR1,203 million. In the first half of 2019, net foreign direct investment abroad in the form of reinvestment of earnings amounted to a EUR172 million outflow; during the same period of 2018, a net capital outflow amounted to EUR176 million. In the first half of 2019, net foreign direct investment abroad in the form of equity capital (excluding reinvestment of earnings) amounted to a EUR157 million inflow; during the same period of 2018, a net capital outflow amounted to EUR1,027 million.

Net foreign direct investment in Hungary in the first half of 2019 generated a net inflow of EUR905 million, while in the same period of 2018, net foreign direct investment in Hungary generated a net capital inflow of EUR1,611 million. In the first half of 2019, net foreign direct investment in Hungary in the form of debt instruments amounted to a EUR107 million inflow; during the same period of 2018, a net capital inflow amounted to EUR1,153 million. In the first half of 2019, net foreign direct investment in Hungary in the form of equity capital (including reinvestment of earnings and equity) amounted to a EUR798 million inflow; during the same period of the previous year, a net capital inflow amounted to EUR458 million. In the first half of 2019, net foreign direct investment in Hungary in the form of reinvestment of earnings amounted to a EUR1,690 million inflow; during the same period of 2018, a net capital inflow amounted to EUR1,616 million. In the first half of 2019, net foreign direct investment in Hungary in the form of equity capital (excluding reinvestment of earnings) amounted to a EUR893 million outflow; during the same period of 2018, a net capital inflow amounted to EUR1,158 million.

In recent years, reinvested earnings in Hungary and FDI in the form of other capital have been relatively high, amounting to approximately half of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally.

Table 27: FDI Outflows by Economic Activity, net (excluding SPEs)

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(in EUR millions)
Agriculture, hunting and forestry	(11.7)	0.1	(0.1)	(0.6)	(0.2)
Mining and quarrying	252.0	(175.2)	20.3	127.7	(153.8)
Manufacturing	399.2	1,189.8	1,337.0	1,064.9	(4.9)
Food products; beverage and tobacco	5.7	12.4	5.0	6.8	(0.2)
Textiles wearing apparel and leather products	(0.5)	(2.1)	(0.5)	0.2	(0.1)
Wood, paper, printing and reproduction	6.4	(16.0)	4.6	4.6	64.1
Coke and refined petroleum products	C	C	149.3	(62.5)	43.0
Chemicals and chemical products	5.9	8.9	(15.0)	(53.4)	19.5
Basic pharmaceutical products	269.0	303.3	487.1	259.4	63.2
Rubber and plastic products	18.5	17.1	123.8	5.1	13.1
Other non-metallic mineral products	(2.0)	1.8	11.7	8.7	4.3
Basic metals and fabricated metal products	5.6	0.6	304.1	140.0	10.3
Computer, electronics and optical products	93.0	190.7	152.7	611.2	(97.9)
Electrical equipment	C	C	C	(0.6)	C
Machinery and equipment not elsewhere counted	(4.2)	0.3	(1.1)	(1.0)	3.5
Total vehicle and other transport equipment	2.0	496.5	78.1	105.2	(136.4)
Manufacturing not elsewhere classified	19.2	12.2	39.7	41.3	5.0
Electricity, gas, stem and air-conditioning supply	2.5	10.5	(16.3)	21.3	(26.0)
Water supply, sewerage, waste management and remediation activities	(0.5)	0.7	0.5	1.4	(0.3)
Construction	(11.5)	(35.7)	22.3	(3.9)	1.9
Services	2,125.5	(15,512.7)	(9,063.3)	(492.5)	4,038.9
Wholesale and retail trade; repair of vehicles	224.9	(14,057.1)	(136.1)	189.8	149.1
Transportation and storage	(3.3)	14.9	27.8	12.0	68.3
Accommodation and food services	3.6	(0.3)	(15.9)	(63.0)	(0.6)
Information and communication	262.0	208.7	48.5	(17.4)	(20.6)
of which: Telecommunication	(10.2)	(10.4)	15.0	(128.3)	(55.6)
of which: Information technical services	1.1	182.6	25.3	88.0	(0.7)
of which: Information services activities	0.0	(5.5)	(0.2)	1.0	0.0
Financial and insurance activities	1,183.2	771.7	536.7	(714.7)	1,736.9
of which: Financial intermediation	1,089.3	730.8	463.5	1,762.7	1,736.0
of which: Other monetary intermediation	239.3	264.7	82.3	690.0	699.9
of which: Insurance, reinsurance and pension funding	26.1	(1.9)	(7.5)	(3.0)	2.1
Real estate activities	17.2	35.9	6.0	(5.3)	26.2
Professional, scientific and technical activities	(79.4)	(2,325.9)	198.1	49.9	(64.8)
of which: Legal and accounting activities	C	C	C	C	C
of which: Activities of head office; management consultancy activities	(65.7)	(2,332.1)	5.1	16.0	(7.1)
of which: Scientific research and development	(20.8)	C	C	C	(20.7)
Other services	517.5	(160.7)	(9,728.5)	56.2	2,144.3
of which: Other business support service activities not elsewhere counted	489.8	(134.7)	(9,726.1)	C	2,137.2
Private purchase and sales of real estate	141.9	212.0	327.1	386.4	399.3
Not allocated	C	4.0	0.0	C	C
TOTAL	2,900.7	(14,306.4)	(7,372.6)	1,104.7	4,255.3

Source: NBH

Note: “C” denotes confidential data.

Table 28: FDI Inflows by Economic Activity, net (excluding SPEs)

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(in EUR millions)
Agriculture, hunting and forestry	51.9	41.2	9.6	37.5	(32.6)
Mining and quarrying	10.9	(8.4)	(17.1)	0.6	72.8
Manufacturing	2,078.2	(12,332.4)	14,848.1	1,227.4	2,752.2
Food products; beverage and tobacco	(29.8)	99.9	138.3	44.9	(401.4)
Textiles wearing apparel and leather products	25.3	31.9	5.2	25.6	46.7
Wood, paper, printing and reproduction	124.3	182.4	483.4	84.7	26.9
Coke and refined petroleum products	0.9	4.1	(0.8)	13.3	21.6
Chemicals and chemical products	(13.2)	86.3	(1.0)	516.9	603.2
Basic pharmaceutical products	189.3	(665.5)	496.3	408.6	285.7
Rubber and plastic products	331.7	288.3	378.4	226.5	263.1
Other non-metallic mineral products	24.1	(10.8)	104.8	(3.5)	81.5
Basic metals and fabricated metal products	159.0	39.6	71.2	206.3	246.9
Computer, electronics and optical products	276.4	513.3	296.1	668.4	351.2
Electrical equipment	86.5	138.1	70.0	150.3	326.5
Machinery and equipment not elsewhere counted	161.6	(13,689.3)	12,226.9	1,449.5	531.1
Total vehicle and other transport equipment	361.7	515.9	491.5	(2,355.1)	351.8
Manufacturing not elsewhere classified	380.3	133.3	87.9	(208.9)	17.5
Electricity, gas, stem and air-conditioning supply	(499.1)	89.8	(218.3)	(403.0)	(443.8)
Water supply, sewerage, waste management and remediation activities	(29.1)	(12.4)	2.1	8.0	(1.5)
Construction	(57.7)	6.4	109.7	(23.4)	83.0
Services	4,256.2	(880.2)	(19,802.6)	2,119.6	4,364.4
Wholesale and retail trade; repair of vehicles	349.7	404.3	(143.0)	590.5	1,253.0
Transportation and storage	46.4	222.4	571.4	290.9	(96.2)
Accommodation and food services	(25.1)	44.3	54.6	57.1	(8.1)
Information and communication	177.7	628.4	(306.9)	(350.1)	4.3
of which: Telecommunication	368.8	184.0	(256.6)	(272.1)	73.6
of which: Information technical services	41.5	32.0	7.2	66.9	32.0
of which: Information services activities	10.9	(26.8)	(100.3)	(83.6)	(54.7)
Financial and insurance activities	2,243.7	426.5	(8,814.7)	24.4	2,695.2
of which: Financial intermediation	2,249.9	498.5	(8,801.9)	128.2	2,615.4
of which: Other monetary intermediation	1,755.4	(184.2)	510.2	118.9	203.1
of which: Insurance, reinsurance and pension funding	(11.3)	(36.1)	(14.1)	(88.7)	126.0
Real estate activities	74.1	(0.8)	(86.1)	111.4	287.5
Professional, scientific and technical activities	980.3	(2,272.6)	(3,369.9)	72.1	777.2
of which: Legal and accounting activities	6.1	141.6	35.9	24.4	(89.9)
of which: Activities of head office; management consultancy activities	903.9	(2,392.6)	(3,460.9)	(12.2)	872.3
of which: Scientific research and development	8.8	(14.2)	6.3	68.7	(33.8)
Other services	409.3	(332.7)	(7,708.2)	1,323.3	(548.5)
of which: Other business support service activities not elsewhere counted	235.1	(342.4)	(7,808.4)	1,111.7	(758.5)
Private purchase and sales of real estate	167.9	228.0	258.6	302.1	273.0
Not allocated	0.0	0.0	0.0	0.0	0.0
TOTAL	5,979.2	(12,868.1)	(4,809.9)	3,268.8	7,067.5

Source: NBH

The following tables set forth the composition of net FDI into Hungary according to the destination and origin of FDI for the periods indicated:

Table 29: FDI Outflows by Destination, net (excluding SPEs)

	For the year ended December 31,
Country	2014	2015	2016	2017	2018
	(EUR millions)
Europe	1,633.2	(15,089.3)	1,631.4	251.5	3,574.8
of which: Austria	7.0	(20.3)	21.7	2.1	24.5
Belgium	73.6	45.5	70.5	(2,477.0)	0.2
Belarus	0.0	0.0	0.0	C	0.0
Bulgaria	47.9	10.8	(39.0)	(21.4)	613.7
Cyprus	180.2	35.9	319.8	170.2	92.5
Czech Republic	59.5	(30.1)	(2.8)	261.1	(81.8)
Denmark	0.0	C	C	C	C
United Kingdom	16.5	16.9	19.1	31.9	12.6
Estonia	C	C	C	C	C
Finland	C	C	C	C	C
France	13.0	(18.3)	3.5	20.6	11.9
Greece	C	C	0.1	0.4	(0.2)
Netherlands	682.3	50.3	(54.1)	143.6	1,402.8
Croatia	91.9	6.0	147.7	640.4	160.4
Iceland	0.0	0.0	0.0	C	C
Ireland	C	C	1.0	386.0	1,137.5
Poland	42.3	45.9	46.1	350.2	94.4
Latvia	(0.2)	1.4	(0.3)	C	C
Liechtenstein	0.0	0.0	C	C	C
Lithuania	0.8	0.9	1.2	C	C
Luxemburg	145.2	(1,953.9)	192.1	(145.8)	(35.5)
Macedonia	(100.0)	13.6	(4.2)	2.0	(11.7)
Malta	C	C	C	C	C
Montenegro	(17.6)	(3.7)	2.7	(129.6)	55.5
Germany	7.2	43.9	103.4	19.9	(2.0)
Norway	0.0	C	C	C	C
Italy	(30.7)	(20.4)	336.1	4.5	51.4
Russia	42.6	(28.8)	64.7	177.4	25.7
Portugal	0.6	(35.9)	C	C	C
Romania	112.2	151.8	(19.8)	168.9	99.6
Spain	37.4	75.3	106.9	145.5	127.9
Switzerland	(213.6)	(13,805.2)	19.3	156.5	(220.2)
Sweden	0.0	(0.4)	0.4	C	0.5
Serbia and Montenegro	n.a.	n.a.	n.a.	n.a.	n.a.
Serbia	57.9	1.4	55.6	164.5	38.6
Slovakia	98.9	250.1	147.6	18.3	(161.4)
Slovenia	(9.7)	(64.5)	1.2	3.6	26.7
Turkey	(9.1)	1.3	(21.3)	(1.5)	(3.2)
Ukraine	167.7	108.6	174.3	54.4	55.8
America	1,104.7	244.7	(9,318.3)	486.8	549.4
North America	617.4	78.4	(215.0)	(73.9)	878.0
United States	599.3	53.2	(223.5)	(84.8)	868.3
Canada	C	C	8.5	10.9	9.7
Central America	464.9	118.3	(9,175.3)	506.5	(376.2)
Mexico	12.4	205.3	77.3	16.4	15.8
Brit Virgin Island	C	1.3	C	C	C
South America	22.4	48.0	72.0	54.2	47.7
Argentina	C	C	C	C	C
Brazil	12.8	33.3	63.6	68.0	48.4
Chile	C	C	C	C	C
Columbia	C	C	C	C	C
Uruguay	C	C	0.0	C	C
Venezuela	0.0	0.0	0.0	0.0	0.0
Asia	159.0	509.9	295.7	380.9	127.5
Near and Middle East	169.3	501.5	305.1	341.9	143.5
Islamic Republic of Iran	0.0	0.0	0.0	0.0	0.0
Israel	C	495.7	286.7	320.1	130.1
Oher Asian Countries	(10.3)	8.4	(9.4)	39.0	(16.0)
of wich: South Korea	12.5	19.5	14.6	10.7	(1.6)
Philippines	0.0	0.0	C	C	0.0
Hong Kong	(16.5)	(8.2)	25.9	18.2	(57.2)
India	0.9	0.0	(1.0)	0.5	(0.6)
Indonesia	0.0	0.0	0.0	0.0	0.0
Japan	0.9	(0.5)	2.8	1.0	1.2
China	2.5	(3.0)	7.1	2.2	(2.5)
Malaysia	C	C	C	0.0	0.0
Singapore	(16.7)	(8.4)	(65.6)	(0.3)	42.3
Taiwan	C	C	C	C	C
Thailand	C	0.0	0.0	0.0	0.0
Africa	C	38.5	C	1.8	(5.4)
North Africa	0.0	C	C	(0.4)	C
of wich: Egypt	0.0	C	C	C	C
Morocco	0.0	0.0	0.0	C	C
Other African Countries	C	38.6	C	C	C
of wich: South Africa	0.0	C	C	C	C
Oceania & Polar Regions	3.6	(10.9)	8.7	(16.6)	8.6
of wich: Australia	3.6	(10.9)	8.7	(16.6)	8.6
New Zealand	0.0	0.0	0.0	0.0	0.0
International Organisations	0.0	0.0	0.0	0.0	0.0
Not allocated	0.3	0.6	0.5	0.3	0.4
Total	2,900.7	(14,306.4)	(7,372.6)	1,104.7	4,255.3

 Source: NBH

Note: “C” denotes confidential data.

Table 30: FDI Inflows by Origin, net (excluding SPEs)

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(EUR millions)
Europe	4,742.9	(4,064.0)	(5,300.7)	3,289.2	3,036.0
of which: Austria	1,098.5	1,032.1	(181.8)	231.0	401.4
Belgium	292.7	(359.7)	269.7	(246.0)	1,493.5
Belarus	C	C	C	3.5	C
Bulgaria	(12.7)	(10.7)	3.2	2.1	9.6
Cyprus	27.2	(51.9)	(0.5)	17.4	(31.0)
Czech Republic	25.9	37.3	119.3	164.3	63.8
Denmark	209.8	43.7	132.7	131.4	93.4
United Kingdom	(333.6)	912.5	(785.1)	(1,238.6)	(637.4)
Estonia	0.3	0.0)	(0.1)	0.3	0.2
Finland	(108.0)	(19.9)	1.2	(13.2)	8.1
France	30.5	(1,387.8)	1,729.3	339.4	430.4
Greece	3.2	(4.0)	45.6	1.2	(3.7)
Netherlands	2,439.2	4,575.4	(8,261.7)	1,787.9	536.7
Croatia	19.8	(198.2)	(4.2)	(16.6)	14.4
Iceland	2.7	(1.3)	(1.0)	(3.3)	1.6
Ireland	(91.3)	5,118.3	(3,636.5)	50.9	714.8
Poland	19.3	89.5	112.1	675.7	(5.6)
Latvia	0.0	(0.2)	(4.2)	(1.2)	(0.4)
Liechtenstein	(24.2)	9.7	18.7	(0.1)	5.9
Lithuania	2.3	(1.6)	3.1	1.6	(2.0)
Luxemburg	(27.8)	(11,704.9)	(160.3)	478.2	769.5
Macedonia	0.1	(0.1)	(0.9)	1.2	5.9
Malta	(21.5)	312.0	(105.8)	42.8	(403.1)
Montenegro	C	0.0	0.0)	0.0	(0.1)
Germany	859.6	(1,946.5)	3,345.3	(1,483.8)	(671.5)
Norway	186.5	(17.7)	(13.0)	9.0	(351.0)
Italy	192.1	275.0	1,270.7	42.8	(148.3)
Russia	455.6	(21.2)	139.3	55.1	137.4
Portugal	(213.8)	(37.4)	(8.5)	16.5	(2.6)
Romania	6.0	(22.9)	20.8	25.8	4.1
Spain	(95.1)	(12.6)	34.8	1.9	152.1
Switzerland	(239.6)	(987.4)	123.4	1,966.9	34.1
Sweden	(63.3)	67.0	30.8	(41.9)	29.1
Serbia and Montenegro	n.a.	n.a.	n.a.	n.a.	n.a.
Serbia	(7.8)	18.4	(13.5)	10.4	11.1
Slovakia	11.2	(39.1)	(3.6)	(14.5)	(22.6)
Slovenia	(0.4)	5.0	4.8	(1.6)	1.6
Turkey	(3.7)	(1.6)	10.4	8.1	(6.3)
Ukraine	78.5	88.8	52.0	45.7	8.7

America	135.4	(9,620.8)	(338.4)	1,448.8	2,187.2
North America	316.1	(2,680.3)	(480.5)	260.3	3,075.4
United States	211.2	(2,705.9)	(488.5)	311.5	3,131.5
Canada	104.9	25.6	8.1	(51.3)	(56.1)
Central America	(190.6)	(6,953.9)	131.1	1,182.6	(799.1)
Mexico	(12.9)	(384.8)	65.2	(11.0)	(33.3)
Brit Virgin Island	(340.5)	(11.0)	(13.0)	24.3	26.8
South America	9.9	13.4	10.9	5.9	(89.1)
Argentina	(1.2)	(0.6)	0.6	0.4	1.3
Brazil	12.3	7.6	4.5	(3.6)	0.8
Chile	(0.6)	(0.1)	3.3	1.7	1.0
Columbia	0.2	0.3	0.4	(0.3)	(94.7)
Uruguay	2.0	(0.3)	0.3	0.3	0.0
Venezuela	(3.4)	8.2	0.0	7.2	0.0
Asia	783.7	464.2	426.2	(1,816.9)	1,189.8
Near and Middle East	8.2	789.1	107.3	(1,897.6)	(36.3)
Islamic Republic of Iran	0.0	0.0	C	C	C
Israel	(8.9)	769.0	(23.1)	(1,842.6)	(37.4)
Oher Asian Countries	775.5	(325.0)	318.9	80.7	1,226.1
of wich: South Korea	139.3	153.0	167.3	232.9	757.8
Philippines	5.8	2.1	(0.6)	20.9	4.1
Hong Kong	175.3	(14.8)	8.6	(247.5)	261.3
India	38.4	(125.9)	(58.6)	(0.3)	1.4
Indonesia	2.0	(2.7)	(3.1)	4.1	0.6
Japan	292.9	(417.6)	106.9	154.0	188.0
China	0.8	20.2	73.5	8.1	50.0
Malaysia	24.7	27.6	(19.8)	2.8	20.9
Singapore	70.0	50.9	11.9	(56.2)	(15.3)
Taiwan	19.8	(25.1)	36.6	(48.5)	(44.2)
Thailand	6.0	(0.3)	(1.0)	(2.7)	7.2
Africa	458.0	247.2	281.8	271.8	140.4
North Africa	(1.2)	(7.7)	5.1	4.5	3.3
of wich: Egypt	(0.3)	(2.3)	1.6	4.9	1.7
Morocco	(0.5)	(4.8)	3.0	(1.9)	1.4
Other African Countries	459.2	254.9	276.7	267.3	137.1
of wich: South Africa	0.2	6.3	(2.4)	(2.5)	0.5
Oceania & Polar Regions	1.1	4.5	3.4	(39.8)	156.3
of wich: Australia	(7.0)	8.7	12.3	(41.7)	18.7
New Zealand	9.0	(0.7)	(8.9)	2.0	0.9
International Organisations	C	C	C	C	C
Not allocated	(142.3)	99.3	0.4	161.0	348.3
Total	5,979.2	(12,868.1)	(4,809.9)	3,268.8	7,067.5

Source: NBH

Note: “C” denotes confidential data.

Foreign Exchange Reserves

The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:

Table 31: Gold and Foreign Exchange Reserves

	As of December 31,					As of August 31,
	2014	2015	2016	2017	2018	2019
	(EUR millions)
International net gold reserves(1)	97.5	96.2	0.0	107.0	1,129.9	1,399.6
Foreign exchange(2)	34,480.8	30,225.9	24,384.0	23,261.3	26,273.2	27,362.0
Total	34,578.3	30,322.1	24,384.0	23,368.3	27,403.1	28,761.7

Source: NBH

Notes:—

(1)	Gold valued at London rates fixed on the relevant date.

(2)	Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

MONETARY AND FINANCIAL SYSTEM

The National Bank of Hungary

The NBH is the central bank of Hungary. The independence of the NBH and the members of its decision-making bodies in carrying out the tasks and meeting their obligations are provided for by Act CXXXIX of 2013 on the National Bank of Hungary (the “National Bank Act”). The NBH’s primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the Government. These instruments include:

(1)	setting the central bank base rate (the rate for the NBH’s main policy instrument, the two-week deposit facility and the three-months deposit facility) and the setting of rates for overnight deposit and lending facilities;

(2)	establishing the minimum reserve requirements for commercial banks;

(3)	conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and

(4)	determining and implementing the exchange rate policy in agreement with the Government.

The NBH is a company limited by shares, with a registered capital of HUF10 billion. The NBH is wholly owned by Hungary and is regulated by the National Bank Act. The supreme body of the NBH is the General Assembly, and the Finance Minister (previously the Minister for National Economy) represents Hungary as the sole shareholder. The Monetary Council is the highest monetary policy decision-making body of the NBH. The Monetary Council holds meetings at least once every month and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.

As of October 1, 2013, the current National Bank Act went into effect including the prior amendments (members of Monetary Council and election rules of Deputy Governors) and also the merger of Hungarian Financial Supervisory Authority and NBH.

Following its election on July 6, 2015, the Supervisory Board of the NBH held its inaugural meeting and began its activities. The Supervisory Board is responsible for the continuous supervision of the NBH on behalf of the owner and controls the internal audit organization within certain restrictions prescribed by the National Bank Act.

Monetary Policy

As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation margin. See “Exchange Rate Policy.” The inflation target has been 3% for each year following 2006. On March 24, 2015, after a scheduled review of the NBH’s inflation target, the Monetary Council decided to improve the flexibility of the inflation targeting regime by designating a ±1 percentage point tolerance band while maintaining the inflation target defined as a 3% increase in the domestic Consumer Price Index published by the Central Statistical Office. In line with past practice, the NBH will publish an assessment of performance in meeting the inflation target each year, in the Annual Report.

On July 23, 2013, the governor of the NBH, Mr. György Matolcsy, announced that the Monetary Policy Council of the NBH will provide forward guidance regarding interest rate policy. The Monetary Policy Council of the NBH will consider (i) mid-term inflation prospects, (ii) financial stability and (iii) growth prospects in conducting interest rate policy.

On September 18, 2018, the Monetary Council announced that the NBH was also prepared for the gradual normalization of monetary policy and that the set of unconventional instruments affecting short-term yields would be simplified.

The three-month central bank deposits were terminated by the end of December 2018. In the future, required reserves would be the main policy instrument. The NBH intends to adjust the monetary conditions necessary to achieve the inflation target in a sustainable manner by creating an optimal combination of two of its instruments: swaps providing forint liquidity and the interest rate corridor.

As part of the fine-tuning of the unconventional policy instruments affecting long-term yields, the Monetary Council decided to phase out the monetary policy interest rate swap (“MIRS”) tenders and the mortgage bond purchase program by the end of 2018. In the meantime, MIRS tenders were terminated by the end of 2018 and the Funding for Growth Scheme Fix (“FGS fix”) was introduced in 2019 as planned.

According to the Quarterly Report on Inflation published on September 24, 2019, there is a high probability of achieving the 2020 and 2021 inflation target. In the Report on Inflation, the NBH estimated that the average annual inflation for 2019 and 2020 would be 3.3% and 3.4%, respectively, close to the 3% long-term inflation target rate; the inflation rate is projected to reach 3.3% in 2021, which is close to the 3% long-term inflation target rate.

Interest Rate Policy

The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band was its two-week, and since September 2015, its three-month deposit facility. The NBH periodically accepted unlimited two-week and three-month deposits at the central bank base rate (i.e., the main official interest rate). The two-week deposit instrument was terminated in April 2016. Since October 2016, the NBH limits the amount of bids by banks accepted at the three-month deposit tender. Furthermore, the NBH reduced the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate.

Since 2009, the interest rate corridor around the central bank base rate was plus or minus 100 basis points. As a result, for NBH’s counterparties, the interest rate on the overnight deposit facility was 100 basis points lower, and on the overnight collateralized loan it was 100 basis points higher, than the central bank base rate.

On September 24, 2015, the Monetary Council announced that effective September 25, 2015 the interest rate corridor was shifted downwards. Since then, the Monetary Council has modified the interest rate corridor around the central bank base rate several times. The following table sets forth changes of the central bank base rate, the interest rate on the overnight deposit facility and the overnight interest rate on collateralized loans:

Date	Central bank base rate	Interest rate on O/N collateralized loan	Interest rate on O/N deposit
		percent
September 25, 2015	1.35	2.10	0.10
March 23, 2016	1.20	1.45	(0.05)
April 27, 2016	1.05	1.30	(0.05)
May 25, 2016	0.90	1.15	(0.05)
October 26, 2016	0.90	1.05	(0.05)
November 23, 2016	0.90	0.90	(0.05)
September 20, 2017	0.90	0.90	(0.15)
March 27, 2019	0.90	0.90	(0.05)

Source: NBH

The following table sets forth indicative interest rates of the NBH as of the dates shown:

Table 32: Selected Interest Rates

	As of December 31,
	2014	2015	2016	2017	2018
NBH base rate	2.10	1.35	0.90	0.90	0.90
Real rate(1)	3.0	0.4	(0.9)	(1.2)	(1.8)

Sources: CSO, NBH

Note:—

(1)	The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) – 1, where interest rates are expressed as decimal numbers.

Minimum Reserves System

The NBH introduced a minimum reserves system in 1987. Since May 1, 2004 (the date of Hungary’s accession to the EU), the reserves have carried an interest rate equal to the central bank base rate. As a result, the profitability of the banks increased, and the indirect taxation of banks was eliminated in accordance with the guidelines of the European Central Bank (the “ECB”). On November 24, 2008, the Monetary Council decided to reduce the required reserve ratio from 5% to 2% in order to support domestic credit institutions’ forint liquidity. The 2% reserve ratio applied by the NBH is equal to the reserve ratio applied by the ECB. Since September 6, 2010, all credit institutions subject to reserve requirements have been free to decide whether they want to satisfy their reserve requirements at the current 2% or a higher reserve ratio. Beginning with the November 2010 maintenance period, credit institutions subject to reserve requirements may choose a 2%, 3%, 4% or 5% reserve ratio, and they may alter their choice of the reserve ratio twice a year, in April and October. The method of calculating reserves remained unchanged. Therefore, required reserves were equal to the product of the reserve base and the chosen reserve ratio.

Since December 1, 2015 the reserve ratio was set at 2% and subsequently on December 1, 2016 the reserve ratio was reduced to 1%.

Exchange Rate Policy

On February 25, 2008, in agreement with the Government, the Monetary Council decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime, effective February 26, 2008. According to the Monetary Council, the floating exchange rate regime provides NBH with better conditions to achieve its inflation target and, therefore, to meet the nominal convergence criteria to enter into the European Exchange Rate Mechanism II (“ERM II”).

Money Supply

The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation.

The following table provides information about the composition of the money supply as of the dates indicated:

Table 33: Money Supply

	As of December 31,					As of July 31,
	2014	2015	2016	2017	2018	2019
	(HUF billions)
M1(1)	10,738	13,226	16,306	19,360	21,971	22,571
Deposits with agreed maturity up to two years	6,526	5,331	4,083	3,045	3,241	3,107
M2(2)	17,264	18,557	20,389	22,405	25,212	25,678
Repos, money market units and debt securities up to two years	1,421	1,305	875	523	424	104
M3(3)	18,686	19,862	21,264	22,928	25,637	25,782

Source: NBH

Notes:—

(1)	Consists of currency in circulation outside monetary financial institutions plus overnight deposits.

(2)	Consists of M1 plus deposits with fixed terms of up to two years.

(3)	Consists of M2 plus repos, money market funds and debt securities with maturities of up to two years.

Since the decline of the global economy in 2008, the NBH has promoted a monetary policy to bolster Hungary’s domestic banking sector. It has introduced new instruments to provide forint and foreign currency liquidity. The NBH has also broadened the range of eligible collateral for bank operations, extended the maturity of tenders for forint loans and foreign exchange (“FX”) swaps and reduced the mandatory reserve ratio. Other contributory factors to the continuing financial stability of the domestic banking sector include access to liquidity resulting from the financial support package provided by the IMF and the EU, as well as the financial commitment provided by foreign banks to their Hungarian bank subsidiaries.

Since June 2014, the potential instruments of the NBH include a floating-rate long-term collateralized forint loan facility, designed to improve access to forint liquidity.

Prior to August 2014, the NBH issued two-week bonds; after August 2014, the NBH accepted two-week deposits until September 2015 as the NBH’s key policy instrument. In September 2015, the tenor of the NBH’s key policy instrument was increased to three months; the two-week facility was terminated in April 2016.

Since October 2016, the NBH has limited the amount of bids by banks accepted at the tender. Subsequently, the Monetary Council capped the amount of bank liquidity that can be placed in three-month deposits at HUF75 billion; the three-month deposit facility was terminated in December 2018.

Funding for Growth Scheme

Following the Monetary Council’s decision at its meeting on April 4, 2013, the Governor of the NBH announced the launch of the Funding for Growth Scheme. Following the announcement, the NBH conducted consultations with financial and business sector representatives and worked out the details of the scheme by taking into account the issues that arose through the consultations. These updates were approved by the Monetary Council on April 30, 2013. The Funding for Growth Scheme consists of three pillars and was completed as of August 30, 2013.

Under the first pillar, the NBH stood ready to provide collateralized refinancing loans to its monetary policy counterparties up to a total amount of HUF250 billion over a period of three months (from June 1, 2013 to August 30, 2013). The refinancing loans could be collateralized—with a haircut—by the loans that the credit institutions lend to SMEs under the Funding for Growth Scheme. The interest rate is 0% over the term of the loan. The counterparties of the NBH had equal conditions of access to the refinancing loan facility. Participation in the scheme was voluntary. Credit institutions wishing to participate in the first pillar were allowed to lend further preferential financing from the NBH to SMEs by charging an interest rate margin of a maximum of 2.5%. The interest rate margin must include all fees and commissions as well as the costs of a potential credit guarantee. The initial maturity of refinancing loans provided to credit institutions was a maximum of 10 years and was equal to the term of the loans to be provided to SMEs, which credit institutions will be free to tailor to the needs of borrowers. SMEs were allowed to use preferential rate loans exclusively to finance investment, to invest in working capital, contribute to and prepay EU financial support and to redeem such loans. In the case of redemption, the preferential loans could have been claimed not only at the bank that lent the existing loan but at all of the credit institutions taking part in the Funding for Growth Scheme.

Under the second pillar of the Funding for Growth Scheme, the NBH provided refinancing loans to convert foreign currency loans of SMEs into forint loans. The parameters of the refinancing facility and the conditions to access were identical to those described above for the first pillar. If a loan for early repayment was taken out at the same bank where the enterprise has its foreign currency loan, the NBH provided foreign currency to the bank at market rates from its foreign exchange reserves, in order to prevent the purchase of foreign currency from resulting in volatility of the forint exchange rate. The credit institutions had to undertake that the foreign currency purchased from the NBH was used to repay their short-term external liabilities. As a result of the foreign currency conversion by the NBH, the short-term foreign currency debt and foreign exchange reserves of the country declined to the same extent and Hungary’s reserve adequacy remained unchanged.

The aim of the third pillar of the Funding for Growth Scheme was to reduce Hungary’s gross external debt and the outstanding stock of two-week NBH bonds. The two main instruments to achieve this goal is the NBH entering FX swaps using its foreign exchange reserves, and increased forint financing in the public sector.

On September 2, 2014, the Monetary Council announced an extension of the second phase of the Funding for Growth Scheme from HUF500 billion to HUF1,000 billion.

As of December 31, 2015, credit institutions participating in the second phase of the Funding for Growth Scheme had entered into contracts for a cumulated total amount of HUF1,402.1 billion. Of this amount, credit institutions had disbursed HUF1,330.5 billion to SMEs as of December 31, 2015.

On February 18, 2015, the NBH announced the extension of the Funding for Growth Scheme (“FGS+”). As a part of its monetary policy instruments, the NBH will provide liquidity to credit institutions against eligible collateral under the FGS+. Counterparties shall use this refinancing to expand their lending to SMEs, while the NBH will assume SME credit risk from credit institutions for a limited time and to a limited extent and amount. Under the FGS+, the NBH will assume 50% of credit losses from credit institutions, but only up to a five-year period and maximum annually 2.5% of the loans outstanding of the individual credit institutions under the scheme.

On April 22, 2015, the Monetary Council extended the deadline to draw down the loans allocated in the Funding for Growth Scheme and the FGS+ to December 31, 2016. In addition, the fee of credit enhancing guarantees is not included in the loan yield maximum of 2.5%.

On October 13, 2016, the NBH announced that the NBH will reallocate HUF 60 billion allotted to the second pillar of the third phase of the Funding for Growth Scheme. According to the announcement, the participating credit institutions will be entitled to draw down the reallocated amount in the first or the second pillar providing local or foreign currency denominated loans. The draw-down period for loans in the second phase of FGS and FGS+ was extended by six months to June 30, 2017 and the draw-down period for loans in the third phase of the Funding for Growth Scheme was extended to June 29, 2018.

On September 18, 2018, the Monetary Council announced the introduction of the FGS fix. The NBH will sterilize the liquidity provided under this program by a preferential deposit facility bearing interest at the central bank base rate. The Monetary Council will launch the FGS fix with a total amount of HUF1,000 billion in early 2019. In terms of its most important parameters and operation, the new scheme will be identical with the previous phases of the Funding for Growth Scheme. Subsequently the FGS fix was introduced in 2019 as planned.

Growth Supporting Programme

In January 2016, the NBH launched its Growth Supporting Program (“GSP”) designed to help domestic banks return to market-based financing by gradually phasing out the Funding for Growth Scheme and by announcing a new Market-Based Lending Scheme (“MLS”) providing a positive incentive for banks to boost their lending. As a result of the above programs, the volume of corporate and targeted SME loans was expected to increase by HUF250–400 billion in 2016. By having access to the NBH’s new instruments, the banks participating in the MLS will automatically undertake a specified quantity of lending, thereby making it possible to draw a distinction between those banks that are active participants and those that are passive participants in the credit market.

As part of the GSP, the NBH launched the third, phasing-out stage of FGS+, consisting of two pillars. Within this framework, domestic SMEs had the opportunity to borrow from banks in the period from early January 2016 to the end of December 2016. Both pillars were announced with an overall amount of HUF300 billion. Between January 1, 2016 and September 2, 2016, borrowings related to the third phase of FGS+ amounted to HUF202.3 billion according to data compiled by NBH.

Under Pillar 1, the NBH provides refinancing for credit institutions at a 0% interest rate, similar to the previous two phases, which they can on-lend to enterprises at a maximum 2.5% interest rate. Compared with the second phase, the range of credit objectives will be reduced and the maximum amount of loans will be lowered to HUF1 billion, in order to ensure that the new funding limit allows for as wide as possible a range of smaller participants to implement their investment projects.

Under Pillar 2, the NBH aims to manage market distortions in long-term foreign currency lending, as enterprises with mainly foreign currency revenues have so far had only limited access to the scheme, while they have had access to financing on more unfavorable terms relative to their foreign competitors. The NBH will also provide funding to credit institutions at a 0% interest rate, which it will convert into Euros against its foreign exchange reserves in the form of a market-priced currency swap. Credit institutions will be able to on-lend the funds they received under the scheme to SMEs with natural foreign currency hedging at a maximum 2.5% interest rate.

Simultaneously with the gradual phasing-out of FGS+, the NBH announced a new package of measures containing positive incentives, supporting banks in switching to market-based lending, in order to reduce risks of low lending activity. The MLS consists of the following three elements:

(1)	supplementing the central bank instruments with an interest rate swap conditional on lending activity (“LIRS”) and a preferential deposit facility;

(2)	creating incentives through capital adequacy requirements for banks;

(3)	providing an opportunity for the banking sector to have access to the corporate credit reporting system.

The instruments supplementing the central bank instruments provide an incentive for lending through the conditions of access, as the credit institutions participating in the program will undertake to increase the volume of lending to SMEs. LIRS will promote lending by managing interest rate risks, through the partial assumption of such risks by NBH. The overall amount to be allocated under LIRS is HUF1,000 billion. According to the announcement of NBH dated November 3, 2015, LIRS will be available for banks in 2016 over a limited period and at a maximum maturity of three years. Between January 1, 2016 and September 7, 2016, the allotted amount reached HUF779.6 billion. A condition of access to the facility is that banks increase their stock of (performing) loans to SMEs by one-quarter of the allocated amount annually, i.e. by HUF250 billion if the facility is fully allocated. The preferential deposit facility is a supplementary instrument, under which banks will be able to place part of their liquidity in excess of the amount of required reserves on their current accounts at the NBH’s central bank base rate. The expected decline in banking sector liquidity will give a higher value to the liquidity-enhancing instruments, including the preferential deposit facility. The overall amount of preferential deposit facility introduced as a supplementary instrument is HUF500 billion.

Incentives through capital adequacy requirements for banks are also expected to contribute to an expansion in lending. A business model preferring sustainable lending to SMEs may pose smaller risks to a bank’s operations.

In such cases, using a lower supervisory capital requirement is being considered. The related precise rules will be finalized after consultations with the banking sector.

The development of a corporate credit reporting system is underway at the NBH, which may be an efficient tool for banks in mapping out credit risks as precisely as possible.

In the preparatory phase of the Growth Supporting Program, several rounds of constructive consultations were held between the Hungarian Banking Association and the NBH. The NBH has taken into account banks’ suggestions falling within the central bank objectives and has incorporated a large part of them into its program.

The gradual phasing-out of FGS+ and the introduction of the lending interest rate swaps and the preferential deposit facility was expected to raise the stock of lending to SMEs by some HUF250–400 billion in 2016.

On March 31, 2017 the Funding for Growth Scheme was terminated. From January 1, 2016 to March 31, 2017, credit institutions participating in the third phase of the FGS concluded contracts for a total amount of HUF 685 billion, in 21,766 transactions with 13,934 enterprises. The total loan stock effectively outstanding – that is the loan amount not including repaid instalments and undrawn parts – amounts to HUF 442 billion. Since June 2013, 39,253 enterprises have obtained financing amounting to almost HUF 2,811 billion in the three phases of the FGS and in the FGS+ altogether.

MARK Zrt.

On February 10, 2016, the NBH announced that according to a decision by the EU, MARK Zrt. can start purchasing distressed commercial real estate assets from banks. The operation of the asset management company established by the central bank, pursuant to supporting its macroprudential legal mandate, was enacted to give a significant boost to the clean-up of non-performing bank portfolios, and contribute to a revival in bank lending and a recovery of the real estate market from recession. Since MARK Zrt. will purchase assets at market price, based on the validation of the European Commission, the planned asset acquisition program does not contain state aid.

On April 10, 2017 the NBH announced that it intended to sell MARK Zrt. to APS Investment s. r. o.; subsequently, the transaction was concluded.

Swaps

Since June 2014, the NBH has maintained a forint interest rate swap facility, which enables the counterparties of the NBH to mitigate the interest rate risk of long-term forint-denominated assets newly purchased or held.

Since June 2014, the potential instruments of the NBH include an asset swap facility. Under this facility, the counterparties of the NBH are able to obtain foreign currency-denominated securities in exchange for long-term forint-denominated securities, which improves access to foreign exchange liquidity.

On July 7, 2015, the NBH announced the introduction of an interest rate swap facility with ten-year maturity, in addition to the three and five-year maturities already applied. The NBH decided to extend the maturity of interest rate swaps after consultations with banks. The longer-maturity interest rate swap was intended to fit easily into the self-financing scheme and was expected to contribute to the stabilization of government debt financing. As of July 7, 2015, the outstanding amount of swaps used by the majority of banks was nearly HUF550 billion. Demand for interest rate swaps increased again following the announcement of changes to the NBH’s monetary policy instruments. Banks have not only increased their holdings of government securities in return for the use of the NBH interest rate swap, but have also undertaken to maintain their existing government securities holdings for a sustained period.

On May 10, 2016, the NBH announced that the interest rate swap tenders introduced as part of the Self-Financing Program launched in Spring of 2014 will be terminated in July 2016. The NBH withdrew the instrument from its operations and held its last interest rate swap tender on July 7, 2016. Banks’ obligation to hold government securities will remain valid until maturity of the swaps.

On October 17, 2016, the NBH introduced new monetary policy instruments for fine-tuning the liquidity on the interbank market. The two new instruments are an overnight deposit instrument that pays the central bank base rate and a forint liquidity providing swap instrument allocated on a competitive tender. The new instruments will be used on an ad hoc basis.

The following table sets forth the monthly amount of FX swaps used for fine-tuning the liquidity on the interbank market:

Outstanding as of end of the month
HUF billions
September 2016	0
October 2016	400
November 2016	350
December 2016	400
January 2017	250
February 2017	400
March 2017	549
April 2017	549
May 2017	848
June 2017	849
July 2017	898
August 2017	973
September 2017	989
October 2017	1,312
November 2017	1,405
December 2017	1,518
January 2018	1,586
February 2018	1,511
March 2018	1,528
April 2018	1,580
May 2018	1,989
June 2018	1,989
July 2018	1,988
August 2018	1,989
September 2018	1,988
October 2018	1,988
November 2018	1,988
December 2018	1,987

Source: NBH

On January 18, 2018, the NBH held its first MIRS tender. On January 24, 2018, the NBH announced that it will announce its MIRS at fixed rate tenders to be held every two weeks. The allocation among banks to be based upon balance sheet totals. Following the decision by the Monetary Council on November 21, 2017, the allocation amount for MIRS was HUF 300 billion in the first quarter of 2018, which amounted to as much as HUF 1,200 billion in annual terms. The NBH offers the MIRS facility to the banks with even distribution at the tenders.

Subsequently in March, the NBH set the average amount of liquidity to be crowded-out for the second quarter of 2018 at least at HUF400-600 billion, and the maximum stock of MIRS in the first half of 2018 at HUF600 billion. In June, the NBH set the average amount of liquidity to be crowded-out for the third quarter of 2018 at least at HUF400-600 billion, and the maximum stock of MIRS in the first three quarters of 2018 at HUF900 billion.

On September 18, 2018, the Monetary Council made a decision to phase out the MIRS tenders by the end of 2018. The Monetary Council set the annual maximum stock of MIRS equity for 2018 at HUF1,100 billion.

Regulations to Enhance Financial Stability

In December 2009, the Government introduced regulatory changes in an effort to enhance financial stability through more stringent regulation of the financial sector and lending practices. The Government implemented the following regulatory reforms:

•	Legislation on strengthening the institutional framework for financial supervision was approved by Parliament in December 2009. In line with this legislation, the HFSA was upgraded to an autonomous institution that is accountable to Parliament and controls its own budget and human resources (including recruitment and lay-off of employees). Also, the Financial Stability Council (“FSC”) was established for the purpose of providing continuous valuation of the markets supervised by the HFSA. The members of FSC are the Chairman of the HFSA, the Governor of the NBH and the Minister responsible for regulation of financial, capital and insurance markets, which is the Minister for National Economy. Legislation was also enacted granting the FSC and the NBH the right to propose regulations to the Government or to any member of the Government and to initiate parliamentary legislation at the Government on a “comply or explain” basis, i.e., Government officials are obliged either to adopt the proposal within 15 days, or to publicly explain the rationale for disagreeing with such proposal. When the Central Bank Act of Hungary became effective on October 1, 2013, the NBH assumed the role of the HFSA. The members of the FSC became the Governor of the NBH (as chairman), the Deputy Governors of the NBH and the directors designated by the Governor of the NBH. The representative of the Minister for National Economy and other external experts invited by the Governor participate in meetings of FSC. The FSC holds meetings once every two months and may schedule additional meetings as needed.

•	A set of amendments to the Law on Credit Institutions and Financial Enterprises was also enacted by Parliament in December 2009. These amendments, among other things, establish a stricter regime for the removal of bank executives that no longer meet “fit and proper” criteria, stipulate an additional lower mandatory threshold for the appointment of a supervisory commissioner by the HFSA (i.e., the capital adequacy ratio falling below 4%), and clarify that only the HFSA has the power to initiate liquidation proceedings with respect to financial institutions.

•	Though large-scale defaults on household loans have been avoided, the Government developed separate regulations to reduce risks related to lending to households in foreign currency. These regulations prescribe lower loan-to-value ratios for foreign currency loans than for forint loans, and prescribe changes to banks’ scoring systems for the approval of household loans, which imply lower monthly instalments for foreign currency loans than for forint loans. The main restrictions introduced by these regulations are the following:

Table 34: Regulations Applicable to Foreign Currency Lending to Households

	Currency	Ratio
For all types of household loans
Maximum monthly payment-to-credit capacity(1) ratio	Euro	80%
	Other currency	60%
For household mortgages
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
For car purchase financing
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
Maximum maturity of car financing: 7 years

Note:—

(1)	Credit capacity is the maximum monthly repayment capacity of a given borrower in HUF and is to be determined in line with the in-house regulation of each bank.

On April 29, 2014, the NBH adopted a decree on liquidity requirements for banks, in order to enhance the stability of the domestic financial intermediary system. In Hungary, the foreign funding adequacy ratio (“FFAR”) was introduced on July 1, 2012, in order to mitigate liquidity risks. The NBH has revised the content of the FFAR, its required level and the range of financial institutions subjected to the regulation. The revision has resulted in a change in the required minimum level of the FFAR and provided for its gradual increase. The adequacy ratio was raised from 65% to 75% on July 1, 2014 and thereafter by 5 percentage points semi-annually to 100% by January 1, 2017. In addition to the revision of the required minimum level, the effect of the regulation has been extended to Hungarian branches of foreign credit institutions.

On September 24, 2014, the Monetary Council decided that the NBH would provide to the Hungarian banking system the foreign currency needed to phase out household foreign currency loans, including their settlement and conversion into Hungarian forint. The bill on the conversion states that overpayment due to unfair applications of foreign exchange spreads and unilateral interest rate or interest rate spread increases in consumer credit contracts should be accounted for as a prepayment of principal. This means a nearly HUF1,000 billion refund to customers mainly relating to debt reduction.

The program consisted of two facilities: a spot euro sale transaction (facility) conditioned on reducing short-term external debt (the conditional instrument), and a longer-term foreign currency swap transaction combined with a spot euro sale (the unconditional instrument).

Under the conditional instrument, the NBH required that banks reduce their short-term external debt by as much as 50% of the foreign currency received. The foreign currency liquidity was rolled over by banks in swap transactions with the NBH until repayment of the short-term liability, so the amount received will remain with the NBH until its effective use. Because of the conditional instrument, foreign exchange reserves will decrease in the short-run, however through the repayment of short-term external debt the NBH’s need for foreign exchange reserves will also decrease and thus the existing room for maneuver of the NBH will increase.

The longer-term unconditional instrument, introduced together with the conditional instrument, involved a combination of a spot euro sale transaction and a long foreign currency swap. This instrument was designed to provide a risk covering opportunity for those banks that could not reduce their short-term external debt due to their financing structure built on long swap transactions or long-term liabilities. Under the unconditional euro sale facility, banks could only have access to foreign currency liquidity at maturities longer than one year. Thus, the unconditional instrument did not reduce the level of foreign exchange reserves in the short run: the utilization of the reserves – adjusted to banks’ needs – will be spread over time.

The NBH’s program became available to banks as of October 13, 2014 and lasted until March 31, 2015.

On November 4, 2014, the Monetary Council decided that the NBH would provide to the Hungarian banking system with the foreign currency needed to convert household foreign currency loans into forint and to extend, in the amount of EUR9 billion, the NBH’s foreign currency sale program announced on September 24, 2014 in order to satisfy the banking system’s foreign currency demand arising from the conversion. On November 10, 2014, an auction took place to allocate the funds. Total demand for the unconditional instrument amounted to EUR6.2 billion; total demand for the conditional instrument amounted to EUR1.6 billion.

On June 9, 2015, the NBH announced the introduction of the Mortgage Funding Adequacy Ratio (“MFAR”), a prospective requirement for banks to issue long-term securities, which may appear in the market mainly in the form of mortgage bonds. The February 2015 conversion of foreign currency-denominated mortgage loans into forints has led to a significant improvement in the stability of the Hungarian financial system. See “Recent Developments in Monetary Policy.” Exchange rate risk no longer places a burden on households and, indirectly, on the banking sector. However, significant liquidity risks have arisen in the banking sector as a side-effect of the conversion. The reason for this is that the overwhelming majority of mortgage loans converted into forint have maturities of more than ten years, while the banking sector’s forint liabilities, typically in the form of deposits, have maturities of less than one year.

In order to reduce the maturity mismatch, from October 1, 2016 the NBH has applied the MFAR. The new ratio is defined on a consolidated level as forint liabilities backed by household mortgage loans (e.g. mortgage bonds, other securities backed by household mortgage loans and refinancing mortgage loans extended by a mortgage bank) divided by the net stock of residential forint mortgage loans with residual maturity of more than one year. The required minimum level for the MFAR is 15%, i.e. at least 15% of mortgage loans must be financed by long-term liabilities.

On August 27, 2014, the NBH adopted a new macroprudential regulation in order to prevent excessive household indebtedness and a renewed build-up of foreign currency loans. The debt cap regulation, introduced on January 1, 2015, consists of two pillars. The payment-to-income ratio (“PTI”) will limit the maximum initial debt-servicing burden as a percentage of customers’ regular legal income, thereby moderating the accumulation of household debt. The loan-to-value ratio (“LTV”) will cap the maximum amount of secured household lending (e.g., mortgage loans) as a percentage of the value of collateral (the value of the property).

Banks need to calculate the PTI ratio for all new borrowing (consumption loans, mortgage loans, car loans, etc.) in excess of HUF200,000. The ratio must take into account repayment amounts in respect of all existing loans of the borrower; and only proven net income (wage, pension, family allowance, etc.) can be included in disposable income. The PTI ratio for all new forint loans taken out after January 1, 2015 may not exceed 50% and, for high-income borrowers (i.e., for those with a HUF400,000 net salary or above), it may not be higher than 60%. If there is more than one debtor, incomes and debt burdens must be treated on an aggregate basis. Due to the laxer limits applied to forint loans, the new regulation presumably will not lead to a cut-back on lending; however, if an excessive increase in household borrowing is perceived by the NBH as a macroprudential authority, the limits can be tightened at any time. PTI limits on euro and other foreign currency loans will be much stricter, in order to offset the negative effects of potential exchange rate depreciation: 25% and 10% and, for higher-income customers, 30% and 15%, respectively.

In respect of the LTV ratios, the rules currently in force have been transposed into the NBH Decree, in order to ensure the continuity of the regulation. The NBH consulted with the ECB, which, in its opinion issued on June 23, 2014, gave a positive assessment of the contents of the draft Decree and its expected contribution to strengthening the stability of the domestic financial system. The NBH also consulted with market participants, and several remarks were incorporated into the draft regulation, thereby facilitating the smooth application of the Decree in the future.

The following table sets forth the required ratios:

Table 35: Required Loan-to-Value Ratios

		HUF	EUR	Other currency
	Under HUF400,000 monthly income	50%	25%	10%
PTI	At HUF400,000 monthly income or above	60%	30%	15%
	Mortgage lending	80%	50%	35%
LTV(1)	Car loans	75%	45%	30%

Source: NBH

Note:—

(1)	LTV caps 5 percentage point higher can be applied to financial leasing.

On July 7, 2015, the NBH introduced new regulations intended to reduce external vulnerability. The NBH’s Financial Stability Board adopted decrees on changes to the foreign exchange funding adequacy ratio (“FFAR”) and on the introduction of the foreign exchange coverage ratio (“FECR”). After the tightening of the FFAR, outstanding swaps can no longer be included in the ratio and the required level of the FFAR was raised to 100%. The new FECR regulation limits the on-balance sheet currency mismatch to 15 percent of the balance sheet total, thereby reducing excessive reliance by banks on the swap market. The new NBH Decrees took effect on January 1, 2016.

On August 25, 2015, the NBH announced that it would accelerate implementation of the Liquidity Coverage Requirement to help enhance the domestic banking sector’s shock-resilience. Credit institutions were required to comply with the requirement from April 1, 2016. As the requirement became effective, the balance sheet coverage ratio and the deposit coverage ratio ceased to function and were phased out from January 1, 2016.

On November 18, 2015, the NBH announced that it has decided to introduce the Systemic Risk Buffer (“SRB”) in order to manage the risk arising from the persistently high amount and institutional concentration of problem project loans posing a key financial stability risk. The rate of the SRB will be set in proportion to the individual institutions’ contribution to systemic risk. This rate is derived from the ratio of problem project loans to the domestic Pillar 1 capital requirement. The SRB is applied individually, between 0 and 2% of total domestic risk-weighted assets, and credit institutions will be required to build it up at consolidated level, from Common Equity Tier 1 (“CET1”) capital, in addition to other capital buffers. A ‘de minimis’ threshold has also been introduced in order to take into account systematically relevant assets: institutions with problem project exposures below HUF5 billion are exempted from the SRB requirement.

The NBH set SRBs for institutions in the form of individual decisions in the final quarter of 2016. Institutions have been required to comply with the new capital buffer requirements from January 1, 2017. This schedule is intended to allow adequate time for banks to accommodate, i.e. to effectively clean up their non-performing project loans. Even if the clean-up of portfolios does not take place, the additional capital requirement may strengthen the stability of the domestic financial intermediary system by improving the banks’ resilience to shocks. To the extent credit institutions swept out their problem portfolio by January 1, 2017 the new capital requirement is not binding for them. The NBH has held consultations with the European authorities and market participants on the new capital requirements.

On December 15, 2015, the NBH introduced the countercyclical capital buffer. According to the NBH no excessive credit growth was observed in the Hungarian banking system at that time, thus the central bank set the countercyclical capital buffer rate to 0% from January 1, 2016. The buffer rate remained unchanged at 0% until December 31, 2018.

On October 24, 2016, the NBH’s Financial Stability Board decided to introduce the capital buffer for other systemically important institutions and the systemic risk buffer gradually and at a later stage. The capital add-on for systemically important institutions will be introduced in a gradually increasing manner over a four-year period from 2017. The banks that will be required to build the systemic risk buffer to mitigate risks in relation to problem project loans will have to meet their obligations from July 1, 2017, i.e. six months later than originally scheduled.

The NBH’s FSB identified nine Hungarian banks as other systematically important institutions. In order to improve their resilience to shocks and strengthen investors’ and consumers’ confidence in financial markets, the FSB decided in the autumn of 2015 to introduce an additional capital buffer requirement. At a consolidated level, other systemically important institutions are required to hold an additional capital buffer of a maximum of 2% of their total risk-weighted assets. This buffer must be in the form of CET1 capital and sits on top of other buffers. The credit institutions concerned had to meet the new capital buffer requirement from January 1, 2017. Capital buffer requirements for other systemically important institutions were set individually, in the form of NBH Decrees, in the third quarter of 2016, based on audited data for the end of 2015. The NBH reviews annually the range of systemically important institutions and individual capital buffer rates.

On 15 November 2018, the NBH reviewed the list of other systemically important institutions domiciled in Hungary. The following table sets forth the scheduling of capital buffer rates for those institutions:

Table 36: Capital Buffer Rates

	Capital buffer rate
Institution	2017	2018	2019	2020
OTP Bank Nyrt.	0.50%	1.00%	1.50%	2.00%
UniCredit Bank Hungary Zrt.	0.25%	0.50%	0.75%	1.00%
Kereskedelmi és Hitelbank Zrt.	0.25%	0.50%	0.75%	1.00%
ERSTE BANK HUNGARY Zrt.	0.125%	0.25%	0.375%	0.50%
Raiffeisen Bank Zrt.	0.125%	0.25%	0.375%	0.50%
Magyar Takarékszövetkezeti Bank Zrt.	0.125%	0.25%	0.375%	0.50%
MKB Bank Zrt.	0.125%	0.25%	0.375%	0.50%
CIB Bank Zrt.	0.125%	0.25%	0.375%	0.50%

Source: NBH

On December 21, 2016, the NBH announced that following the Financial Stability Council’s decision, the required minimum level of the MFAR will increase from 15% to 20% from October 1, 2018.

On March 28, 2018, the Monetary Council announced the introduction of a subsequent targeted macroprudential measure, the Interbank Funding Ratio (“IFR”). The measure became effective from July 1, 2018. The ratio limits funds from financial corporations, weighted according to currency and residual maturity. The ratio considers all funding received from financial corporations, but exceptions and benefits ensure that the requirement does not materially affect normal banking operations. Based on available data as of the end of March 2018, the 30% upper limit effective from July 1, 2018, will not require adjustment for the overwhelming majority of institutions; it will nevertheless act as a barrier to the build-up of excessive reliance on wholesale funding.

On June 18, 2018, the NBH announced that the debt cap rules would be amended. The NBH’s Financial Stability Board decided to modify the rules relating to the PTI. Such modifications stipulated that, from October 1, 2018, the amount of monthly instalments of HUF mortgage loans with interest rate fixation periods of less than five years may not exceed 25% – or in the case of monthly income above HUF 500,000, 30% – of borrowers’ regular monthly net income. The ratios for mortgage loans with interest rate fixation periods of more than five years but less than ten years may be 35% and 40%, respectively. Due to the lower interest rate risk, PTI limits on forint mortgage loans with interest rates initially fixed at least for ten years or for the full term of the loan have been left unchanged at 50% and 60%, respectively. In the case of lending in currencies other than HUF, lower limits must also be applied to mortgage loans with shorter interest rate fixation periods. Simultaneously, the preferential 85% weight calculation currently used for instalments of mortgage loans with interest rate fixation periods of at least five years will be withdrawn.

The following table sets forth the PTI rules effective from October 1, 2018:

	Interest rate fixation period
	Less than five years	At least five years, but less than ten years	At least ten years or fixed for the whole term
PTI limits for HUF mortgage loans
Monthly net income below HUF 400,000	25%	35%	50%
Monthly net income at least HUF 400,000	30%	40%	60%

Source: NBH

On June 29, 2018, the NBH announced the modification of the regulation on FFAR. The amendment, taking effect from July 1, 2018, is intended to help banks prepare for the imposition of future EU requirements.

Mortgage Bond Market Development

In 2010, the NBH implemented a new monetary policy tool to support the development of the domestic forint mortgage lending and mortgage bond markets (the “Mortgage Bond Purchase Program”). Under the program, the NBH purchased forint mortgage bonds and undertook regulatory initiatives to develop the domestic forint mortgage lending market.

On February 15, 2012, the NBH announced that it was prepared to offset the recent weakening in banks’ capacity to lend by introducing a two-year collateralized credit facility and a new universal mortgage bond purchase scheme and by expanding the range of eligible collateral.

According to the announcement, the NBH intended to provide two-year variable-rate refinancing to credit institutions at its prevailing policy rate against securities delivered as collateral. The conditions for the provision of such refinancing had been designed to facilitate an expansion in bank lending to the corporate sector. The new instrument conforms to international practice adopted to offset a weakening in the banking sector’s capacity to lend and allows banks to access financing at maturities of limited availability in the market without the need to pay a term premium on longer-term funding. By providing a long-term lending facility, the NBH expected to contribute to a strengthening in banks’ balance sheets through an improvement in the maturity match between assets and liabilities, which in turn may offset the decline in lending activity.

In addition, the NBH intended to promote lending to the household sector by introducing a universal mortgage bond purchase scheme. According to the statement, mortgage bonds are a key factor contributing to an improvement in the maturity match between assets and liabilities. In the view of NBH, a universal structure for mortgage bond issuance may foster the development of a more efficient mortgage bond market.

In addition to the above, by expanding the range of eligible collateral, the NBH can alleviate liquidity constraints potentially impeding lending to the corporate and household sectors through an increase in banks’ liquidity buffers. According to the statement, extending the right to issue mortgage bonds may be an important support in this area, as a result of an increase in the outstanding amount of mortgage bonds accepted as eligible collateral. Linking the minimum credit rating limit for bank and corporate bonds to the lower rating of government debt instead of the then current “BBB-” was expected to result in a further easing in conditions.

On September 18, 2018, the Monetary Council made a decision to phase out the mortgage bond purchase program by the end of 2018. The mortgage bond program ended in two stages: purchases in the primary market continued until December 31, 2018 and purchases in the secondary market until September 30, 2018.

Recent Developments in Monetary Policy

On January 11, 2019, the NBH announced the revision of the MFAR regulation. In addition to raising the required MFAR level to 25%, the amendment increases the required minimum maturity of accepted funds to 3 years and strengthen the quality requirements of eligible mortgage bonds. The amendments go into effect in two phases, with the first phase becoming effective on February 1, 2019 and the second phase on October 1, 2019.

On March 26, 2019, the Monetary Council announced to keep the central bank base rate at 0.90% but increased the overnight central bank deposit rate by 10 basis points from -0.15% to -0.05%. The overnight collateralized lending rate and the one-week collateralized lending rate were unchanged at 0.9%. In addition, in March, the NBH set the average amount of liquidity to be crowded-out for the second quarter of 2019 at least at HUF300-500 billion.

In addition, the Monetary Council announced the launch of its corporate bond purchasing program with a total amount of HUF 300 billion on July 1, 2019. The objective of the Bond Funding for Growth Scheme (“BGS”) is to promote the diversification of the funding to the domestic corporate sector. Under the program, the NBH will purchase bonds with a rating of at least B+ issued by domestic non-financial corporations with an original maturity between 3 years and 10 years. The NBH will neutralize excess liquidity arising from the bond purchases by using the preferential deposit facility bearing interest at the central bank base rate. The new program complements the FGS Fix launched at the beginning of 2019.

On September 3, 2019 the NBH announced that credit institutions participating in FGS fix concluded loan or leasing contracts in the amount of HUF246 billion until August 30, 2019. The outstanding amount was HUF186 billion.

On August 26, 2019, NBH conducted fine-tuning FX swap tenders in order to adjust the liquidity on the interbank market by providing forint liquidity with a tenor of one, three, six and twelve months. As a result, the forint liquidity provided by the NBH on the market amounted to HUF2,025 billion. During the course of the year, the NBH conducted fine-tuning FX swap tenders. The following table sets forth the monthly data of FX swaps used for fine-tuning the liquidity on the interbank market:

Stock as of end of the month
HUF billions
January 2019	1,987
February 2019	1,988
March 2019	1,989
April 2019	1,810
May 2019	1,725
June 2019	1,725
July 2019	1,704
August 2019	2,025

Source: NBH

On September 24, 2019, the Monetary Council announced that it will keep the central bank base rate at 0.9%.

Exchange Rate Development

According to the National Bank Act, the NBH and the Government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy within that framework. Since February 25, 2008, a floating exchange rate regime has been applied.

In 2014, the forint weakened versus the Euro mainly as a result of less favorable global investor sentiment and increased geopolitical risks. On December 31, 2014, the HUF/EUR exchange rate was HUF314.89/EUR.

In the first four months of 2015, the forint strengthened versus the Euro mainly as a result of improving global investor sentiment and improving growth prospects of Hungary, in addition to sound Hungarian fiscal policy. However, from the middle of April to the middle of July 2015, the forint weakened significantly mainly as a result of weakening global investor sentiment. From the middle of July 2015 to the end of December 2015 the foreign exchange rate of the forint versus the euro was stable. On December 31, 2015, the HUF/EUR exchange rate was HUF296.91/EUR.

In 2016 the foreign exchange rate of the forint versus the euro remained relatively stable. On December 31, 2016, the HUF/EUR exchange rate was HUF311.02/EUR.

In 2017, the foreign exchange rate of the forint versus the euro remained relatively stable. On December 31, 2017, the HUF/EUR exchange rate was HUF310.14/EUR.

In 2018, the foreign exchange rate of the forint versus the euro weakened significantly mainly as a result of deteriorating global investor sentiment. On December 31, 2017, the HUF/EUR exchange rate was HUF321.51/EUR.

In the first four months of 2019, the foreign exchange rate of the forint strengthened versus the euro partly as a result of improving global investor sentiment. During spring and summer of 2019, the foreign exchange rate of the forint versus the euro weakened significantly mainly as a result of deteriorating global investor sentiment. On September 25, 2019, the HUF/EUR exchange rate was HUF334.47/EUR.

Foreign Exchange and Convertibility of the Forint

Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and with the regulations of the OECD.

Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all OECD-based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the NBH.

In accordance with the continuing liberalization of restrictions on capital movements in recent years, the forint has been fully convertible since June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed; non-residents have unrestricted access to Hungarian short-term securities, HUF-denominated accounts and the onshore derivatives market, and residents have unrestricted access to offshore financial services and short-term foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.

The Hungarian Banking System

In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under one single agency—the HFSA (in Hungarian: Pénzügyi Szervezetek Állami Felügyelete). However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU directives and regulations.

Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises, was in effect between January 1, 1997 and January 1, 2014, and endeavored to facilitate harmonization of the Hungarian banking system with EU uniform banking standards. As of January 1, 2014, the new Act CCXXXVII of 2013 on Credit Institutions and Financial Enterprises (the “Credit Institutions Act”) went into effect, which serves to implement the relevant EU legislation of “Basel III.”

Supervision of the Hungarian Banking System

Supervision of banking activities in Hungary has improved as the banking system has developed. Prior to October 1, 2013, the NBH supervisory responsibilities had largely been transferred to the HFSA, with the NBH retaining a more limited supervisory role. After October 1, 2013, HFSA and NBH merged and, as a result, the NBH is responsible for the supervision of the banking system.

Role of the NBH

On July 4, 2014, Parliament adopted legislation to implement the European Bank Recovery and Resolution Directive in Hungary. The Act addresses the development of the institutional framework for recovery and resolution procedures for financial institutions (such as credit institutions and investments firms, financial holding companies and financial enterprises seated in Hungary and subject to consolidated supervision), the role of the NBH acting as the supervisory authority for recovery and resolution and the establishment of the Resolution Fund. Every financial institution subject to the Act is obliged to participate in the Resolution Fund and pay fees (0.05% of its registered share capital as a joining fee and an annual fee), which is applied toward financing the costs and measures related to recovery and resolution.

Other than credit institutions having their seat in an EU member state (which are regulated by their respective home supervisory authority), all financial institutions operating in Hungary are required to procure a license from the NBH before they may establish themselves, commence operations, establish a representative office or a subsidiary abroad, elect its management, acquire shares representing a qualifying holding (10%) or terminate its operations.

The NBH is responsible for verifying compliance by credit institutions operating in Hungary with the Credit Institutions Act and applicable banking regulations. The NBH is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.

Banking Regulations

The president of the NBH has the power to issue regulatory decrees in the scope set forth in Act CLVIII of 2010 on the Hungarian Financial Supervisory Authority, in Act CXX of 2001 on the Capital Markets (the “Capital Markets Act”) and the Credit Institutions Act. The Capital Markets Act and the Credit Institutions Act and Act CXXXVIII of 2007 on Investment and Commodity Exchange Service Providers and their Activities also set forth matters upon which the Government or Minister for National Economy may issue regulatory decrees.

The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank’s regulatory capital and risk-weighted assets (on- and off-balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off-balance sheet items) and on certain foreign country risks present in their assets.

Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, sub-standard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: for standard assets, 0%; for watch assets, 0% to less than or equal to 10%; for sub-standard assets, greater than 10% to less than or equal to 30%; for doubtful assets, greater than 30% to less than or equal to 70%; and for bad assets, greater than 70% to 100%.

Hungary has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions. The adaptation of EU Directive 2006/48 and EU Directive 2006/49 (Basel II) was finalized in early 2008 and, as mentioned above, the adaptation of EU Directive 2013/36 and EU Directive 575/2013 (Basel III) was finalized in January 2014. Individual banks are required to create their own guidelines, which are to be reviewed annually.

On November 11, 2014, the Government submitted a bill on the fair banking system to Parliament. According to the bill, loans with a maturity exceeding three years must be either fixed-rate loans or the interest rate should be based on a reference rate.

On November 17, 2014, the Government submitted a bill on converting FX loans into local currency denominated loans to Parliament. According to the bill, EUR-denominated loans would be converted to HUF loans at the exchange rate of HUF309.0/EUR and CHF-denominated loans would be converted to HUF loans at the exchange rate of HUF256.5/CHF. The bill was approved on November 25, 2014.

The converted forint loans became three-month Budapest Inter-Bank Offered Rate-linked (“BUBOR-linked”) floating rate instruments. According to the decision of Parliament, the interest rate premium must be changed to the one used at the time of taking out the loan, but it cannot be less than 1% or more than 4.5% for a home mortgage or 6.5% for a home equity loan.

Borrowers are entitled to request an exemption from the conversion scheme provided they fulfill one of four criteria: for example, if they have a contract that expires by the end of 2020 or if they would be obliged to pay a higher interest rate on the new instrument compared to the old one. Bank clients with regular income in the same currency in which their loan is denominated are also exempt, as are those who are permitted to take out a foreign exchange denominated loan based on the PTI.

Parliament also adopted the law on fair banks in 2014. The law defines stricter conditions for unilateral changes in interest rates, charges and fees; it also regulates the terms of providing information prior to the conclusion of a contract and the terms of modifying contract conditions, in line with the Curia’s resolution on uniformity of the law.

According to the law, only conditions such as loan interest rates, interest premia, charges and fees may be modified unilaterally in a way that adversely affects consumers. If a contract does not fulfill criteria on unilateral lender modifications, it can be declared void.

Since 2010, the Government has introduced several measures in order to reduce the macroeconomic risks related to households’ indebtedness denominated in foreign currencies, including a fixed-rate repayment scheme and a fixed-rate early prepayment scheme.

On February 1, 2015, the law on the conversion of foreign exchange loans into forint-denominated instruments entered into force. The law fixed conversion rates at CHF/HUF256.47, EUR/HUF308.97 and JPY/HUF2.163 for purposes of the conversion scheme. The law on fair banks defines stricter conditions for unilateral changes in interest rates, charges and fees.

On August 19, 2015, the Government and the Hungarian Banking Association concluded an agreement on converting foreign exchange denominated retail car and consumption loans into forint denominated loans. On September 18, 2015, the Government presented a bill to Parliament to convert the loans on December 1, 2015 based on the foreign exchange rates applicable on August 19, 2015 of HUF309.20/EUR1.00 and HUF287.20/CHF1.00. The burden caused by the difference between the foreign exchange rate referred to in the bill on converting FX loans into local currency denominated loans adopted by Parliament on November 25, 2014 and the foreign exchange rates of August 19, 2015 was shared equally by the state and the banking sector. For Swiss franc denominated loans, the difference is close to HUF31 per CHF1.

Also, on August 19, 2015, the NBH and the Hungarian Banking Association concluded an agreement which regulates the terms and conditions of the transactions related to forint conversion. As part of this agreement, the NBH provides all financial institutions access to its Swiss franc sale tenders. The NBH’s counterparty credit institutions can access the Bank’s facility directly, while other financial institutions have access to it indirectly, through umbrella banks.

The first Swiss franc sale tender was held on August 24, 2015. Credit institutions were able to make foreign currency conversions with the NBH of up to CHF0.9 billion in spot transactions unconditionally, in full accordance with their agreed needs, at the latest official NBH exchange rate effective at the time of the tender. During the tender, CHF591.9 were allocated.

Structure of the Hungarian Banking System

According to the methodology of NBH, the Hungarian banking sector consists of three types of supervised credit institutions:

•	Banking groups: Credit institutions registered in Hungary, the supervision of which is performed by the NBH on consolidated basis. Among others, it also contains subsidiary banks registered in Hungary, which operate under the control of a parent bank with a registered office in another EU member state and supervised jointly by the NBH and the supervisory authority having competence on the basis of the parent bank's European registered office (home-host distribution of competence);

•	Solo credit institutions: Credit institutions registered in Hungary, the supervision of which is performed by the NBH on individual rather than on consolidated basis.

•	Branches: Hungarian branch offices of credit institutions registered abroad, the supervision of which is performed by the NBH jointly with the authority having competence based on the credit institution's registered office.

As of December 31, 2018, the Hungarian banking sector supervised by the NBH, consisted of 13 banking groups, 15 solo credit institutions (13 individual credit institutions and 2 financial enterprises, classified into credit institutions from a prudential point of view), and 9 branch offices. Total assets of the banking sector amounted to HUF42,111 billion as of December 31, 2018 according to non-audited data. Total assets of banking groups amounted to HUF34,254 billion, total assets of solo credit institutions amounted to HUF4,120 billion and total assets of branches of foreign credit institutions amounted to HUF3,737 billion.

Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage, for their own account or for the accounts of customers, in trading in government and corporate securities and derivatives, and may also provide investment services.

According to data compiled by NBH the number of credit institutions amounted to 60 as of December 31, 2018 including 37 supervised credit institutions described above. Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include housing savings associations and mortgage banks. There are two special state-owned institutions: the MFB and the Hungarian Eximbank.

The following table illustrates certain trends in the Hungarian banking system for the periods indicated:

Table 39: Banking System—Selected Indicators

	Banking survey (% change, year on year)
	2014	2015	2016	2017	2018	As of July 31, 2019
Domestic credit(1)	(2.1)	(10.7)	(0.6)	4.4	11.5	13.6
Credits to enterprises(2)	1.2	(12.2)	(0.1)	9.5	14.8	13.7
Credits to households(3)	(1.7)	(12.4)	(2.3)	1.1	5.8	9.0
Broad money (M3)	5.1	6.3	7.1	7.8	11.8	5.0

Source: NBH

Notes:—

(1)	Including loans to non-financial enterprises, loans to other financial enterprises, loans to general government, loans to households and loans to non-profit institutions serving households.

(2)	Including loans to non-financial enterprises and loans to other financial enterprises.

(3)	Including loans to households and loans to non-profit institutions serving households.

On July 5, 2013, Parliament approved a bill on the integration of co-operative credit institutions. On the basis of the Act a new organization, the Integration Institution of Cooperative Credit Institutions, was established. Co-operative credit institutions, the MFB and Magyar Takarékbank Zrt. are members of this institution; membership for co-operative credit institutions is obligatory. Magyar Takarékbank Zrt. is a financial institution established by certain co-operative credit institutions. Co-operative credit institutions and other banks have a majority stake and the MFB and other investors have a minority stake in Magyar Takarékbank Zrt. According to the new Act, MFB will contribute HUF1 billion as capital for the establishment of the institution and the capital of Magyar Takarékbank Zrt. will also be increased to at least HUF3.39 billion by a contribution from Magyar Posta Zrt. (Hungarian Post). As a result of the planned capital increase, the Hungarian State will obtain an indirect majority stake in Magyar Takarékbank Zrt., through the MFB and Magyar Posta Zrt. The core activity of the new institution will be the adoption, publication and enforcement of regulations binding its members. In the case of non-compliance, a member can be stripped of its membership. The Act enables Magyar Takarékbank Zrt. to act as a central credit institution for the members and set rules on core activities including risk management, strategic decisions, IT management and marketing.

On February 26, 2014, the Government declared that the merger of Magyar Takarékbank Zrt and the Hungarian Co-operative Credit Investment and Asset Management Pte. Ltd. (in Hungarian: Magyar Takarék Befektetési és Vagyongazdálkodási Zrt, “Magyar Takarék”) has national strategic importance. On March 10, 2014, MFB and Hungarian Post announced they sold their 54.8% share in Magyar Takarékbank Zrt. to Magyar Takarék. Co-operative credit institutions own the majority of the shares of Magyar Takarék, while FHB Jelzálogbank Nyrt. owns 25% of the shares of Magyar Takarék.

The consolidation of cooperative credit institutions is still ongoing. By the end of 2017, the number of credit institutions dropped to 15. By the end of August 2019, the number of credit institutions dropped to 11. A new credit institution named Takarékbank was set up through the merger of three credit institutions. By the end of October 2019, the remaining 11 credit institutions are planned to merge into Takarékbank.

In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:

•	the National Deposit Insurance Fund, which credit institutions are required to join, and insures deposits up to HUF13 million per depositor, but does not cover the deposits of the Government or certain other entities;

•	the Credit Guarantee Corporation, which guarantees loans to SMEs;

•	the National Savings Cooperatives Institutions Protection Fund, which is a voluntary consortium of cooperative institutions designed to further such institutions’ mutual interests; and

•	the Hungarian Export Credit Insurance Corporation, which provides insurance for export credits and exchange rate risks.

The following table illustrates certain indicators of the Hungarian banking sector for the periods indicated:

Table 40: Selected Hungarian Banking Sector Indicators

	As of December 31,					As of June 30,
	2014	2015	2016	2017	2018	2019
	(HUF billions)
Non-performing loans	n/a	3,739	2,794	2,035	1,619	1,549
Total loans	n/a	26,003	26,005	27,067	29,799	31,482
(%)
NPL ratio	n/a	14.6	10.7	7.5	5.4	4.9
CAR ratio	n/a	18.2	19.3	19.2	19.1	18.4
LTD ratio	n/a	85.4	83.3	85.9	85.5	90.2

Source: NBH

Total loans amounted to HUF29,799 billion as of December 31, 2018, equaling a 10.1% increase compared to the end of 2017. As of June 30, 2019, total loans increased to HUF31,482 billion. The amount of non-performing loans amounted to HUF1,619 billion and HUF1,549 billion as of December 31, 2018 and June 30, 2019, respectively. The ratio of non-performing loans (“NPL ratio”) amounted to 5.4% and 4.9% as of December 31, 2018 and June 30, 2019, respectively.

As of December 31, 2018, the Total Capital Ratio (“CAR”) amounted to 19.1%; as of June 30, 2019, CAR amounted to 18.4%.

As of December 31, 2018, loans-to-deposit ratio ("LTD") amounted to 85.5%. As of June 30, 2019, LTD amounted to 90.2%.

According to audited data, credit institutions accumulated an after-tax loss of HUF541 billion in 2014. According to audited data, credit institutions accumulated a net loss of HUF10 billion in 2015. According to audited data, credit institutions accumulated a net profit of HUF445 billion in 2016 and a net profit of HUF592 billion in 2017. According to audited data, credit institutions accumulated a net profit of HUF644 billion in 2018. Credit institutions accumulated a net profit of HUF322 billion in the first six months of 2019 according to non-audited data.

Ownership Structure of the Banking Sector

Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. According to data compiled by NBH, 45% of the total assets of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank, which are owned by the Hungarian state) was held by non-residents as at the end of December 2018.

On July 24, 2014, the Government announced that Hungary reached an accord on purchasing MKB Bank Zrt. from Bayerische Landesbank at a purchase price of EUR55 million. Bayerische Landesbank agreed to sell 99% of MKB shares to the state of Hungary and to increase capital by EUR270 million prior to the transfer.

On December 4, 2014, the Government announced that Hungary reached a preliminary contract to purchase Budapest Bank Zrt. from General Electric.

On December 18, 2014, the NBH announced that it took control of MKB, a state-owned bank and would reorganize the credit institution, including its subsidiaries in order to restore the profitability of MKB.

On February 9, 2015, the Government of Hungary and the EBRD each purchased a 15% stake in Erste Bank Hungary Zrt., a Hungarian bank owned by Erste, an Austrian bank. The deal was settled on June 29, 2015.

On June 29, 2016, NBH sold MKB Bank Zrt. at a price of HUF37 billion.

The only banks (other than the NBH) in which Hungary currently holds controlling interests are the Budapest Bank Zrt., the MFB and the Hungarian Eximbank.

Capital Markets

During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the NBH. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial services activities within the same organizational frameworks, thereby offering universal banking services. By the end of 2007, regulation of the capital markets in Hungary was substantially in compliance with applicable EU regulations and guidelines. The Investment Institutions Act went into effect on June 1, 2008, which implemented 2004/39/EC Directive on markets in financial instruments and investment services. Hungary implemented MiFID II3 on July 3, 2017, through the amendment of the Investment Institutions Act and other related pieces of legislation.

Stock Exchange

The Budapest Stock Exchange (the “BSE”) opened in 1990 and is a self-governing and self-regulating organization that selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.

In February 2004, the BSE and the Budapest Commodity Exchange (the “BCE”) agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE were transferred to the BSE.

In January 2010, the BSE, in addition to the Vienna, Ljubljana and Prague Stock Exchanges, became a member of the Central East European Stock Exchange Group through the acquisition of a simple majority stake in the BSE by CEESEG AG. As a result of such acquisition, the following entities are the major shareholders of the BSE: CEESEG AG (50.45%), Österreichische Kontrollbank AG (18.34%), the NBH (6.94%) and the Hungarian Branch Office of KBC Securities (5.19%).

On November 20, 2015, the NBH agreed to purchase from CEESEG AG and Österreichische Kontrollbank AG a 68.8% ownership in the BSE for HUF13.2 billion. As a result of the transaction the NBH's share in the BSE increased to 75.8%. On December 9, 2015, the transaction was concluded.

The following table sets forth selected indicators relating to the BSE as at the end of and for the periods indicated:

Table 41: Selected Budapest Stock Exchange Indicators

	For the year ended December 31,
	2014	2015	2016	2017	2018
	Number of Trades (Thousands)
Equities	1,370.7	1,554.8	1,621.4	1,940.4	1,899.9
Debt Securities	0.2	0.3	0.3	0.1	0.4
BETa	8.4	12.1	24.8	15.7	9.8
Derivatives	144.0	104.4	84.5	87.7	103.0
Commodities	0.9	0.7	0.5	0.1	0.0
	Turnover (HUF Billions)
Equities	1,940.3	2,224.4	2,403.6	2,778.2	2,892.2
Debt Securities	1.9	0.7	1.5	0.5	60.1
BETa	4.4	4.8	7.1	6.5	2.7
Derivatives	2,445.2	2,739.7	2,569.9	2,365.1	2,341.0
Commodities	22.3	23.0	17.5	2.9	0.0

Source: Budapest Stock Exchange

[3]	Directive 2014/65/EU of the European Parliament and of the Council of Europe of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU.

PUBLIC FINANCE

General Information

The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.

Methodology

The fiscal year for the Government is the calendar year. The general government budget data are compiled in several stages by the Ministry of Finance (prior to May, 2018, the Ministry for National Economy had this responsibility). In the fall of each calendar year, the Ministry of Finance is required to compile the first preliminary budget (called the “planned budget”) for the following calendar year in accordance with the budget act approved by Parliament for that year.

In January of each given calendar year, the Ministry of Finance compiles the first version of the general government budget for the previous year. This budget (compiled according to data available in January) is called the “preliminary budget.” During the course of the year, the Ministry of Finance collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry of Finance revises the preliminary budget (compiled in January) and compiles the second version of the general government budget for the previous year. This budget (compiled according to data available in May of a given calendar year) is called the “fact budget.” The main reason for the differences between the preliminary and fact budgets is the uncertainty in the exact amounts of revenues and expenditures of the central governmental institutions, as the balance sheets of these institutions are not compiled until May of a given calendar year. The Ministry of Finance is obligated to compile the final account by the end of August of a given calendar year using the fact budget. The final account is submitted to Parliament, and Parliament approves the final account by a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry of Finance compiles the third version of the general government budget for the previous year, known as the “final budget.”

The information included in this document with respect to the budgets for 2014, 2015, 2016, 2017 (final), 2018 (preliminary fact), 2019 (planned and expected) and 2020 (planned) was derived from the budgets for 2014, 2015, 2016, 2017, 2018, 2019 and 2020 as calculated by the Ministry of Finance using data available in August 2019.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Table 42: General Budget Balance, consolidated(1)

	For the year ended December 31,
	2014	2015	2016	2017	2018	2019	2019	2020
	Final	Final	Final	Final	Preliminary	Planned	Expected	Planned
	(HUF billions)
GFS method
Revenues	15,998.9	16,231.8	16,405.1	17,348.1	18,455.6	18,917.7	19,077.4	20,822.8
Privatization receipts	43.0	1.1	4.3	4.0	3.4	1.7	1.7	2.2
Revenues (excluding privatisation receipts)	15,956.0	16,230.7	16,400.8	17,344.2	18,452.2	18,916.0	19,075.7	20,820.6
Expenditures	16,712.4	17,455.4	16,945.1	18,662.6	19,657.7	20,114.8	20,629.4	21,235.3
Balance (excluding privatization receipts)	(756.5)	(1,224.7)	(544.3)	(1,318.5)	(1,205.5)	(1,198.7)	(1,553.7)	(414.7)
Balance in % of GDP	(2.3)	(3.6)	(1.5)	(3.4)	(2.9)	(2.7)	(3.4)	(0.9)
General government balance – consolidated	(713.5)	(1,223.6)	(540.0)	(1,314.5)	(1,202.1)	(1,197.0)	(1,552.0)	(412.5)
ESA method
Revenues	15,265.7	16,564.7	16,014.0	17,155.4	18,616.8	19,975.2	20,249.3	21,284.7
Expenditures	16,114.9	17,218.6	16,598.4	18,000.0	19,551.2	20,772.3	21,074.0	21,769.8
Balance	(849.3)	(653.8)	(584.4)	(844.6)	(934.3)	(797.1)	(824.7)	(485.1)
Balance in % of GDP	(2.6)	(1.9)	(1.6)	(2.2)	(2.2)	(1.8)	(1.8)	(1.0)

Sources: CSO and Ministry of Finance

Note:—

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance—Methodology.”

According to data available in August 2019, the general government deficit (local governments included) amounted to HUF1,205.5 billion (2.9% of GDP) for the year 2018, according to the GFS methodology. The general government deficit for the year 2018 (local governments included), according to the ESA methodology, was HUF934.3 billion, equaling 2.2% of GDP for the year 2018.

According to the approved budget, the 2019 planned general government deficit (local governments included) is planned to be HUF1,198.7 billion (2.7% of GDP) according to the GFS methodology. The 2019 planned general government deficit (local governments included) is planned to be HUF797.1 billion (1.8% of GDP) according to the ESA methodology.

According to the expected budget, the 2019 expected general government deficit (local governments included) is expected to be HUF1,553.7 billion (3.4% of GDP) according to the GFS methodology. The 2019 expected general government deficit (local governments included) is expected to be HUF824.7 billion (1.8% of GDP) according to the ESA methodology.

According to the approved budget, the 2020 planned general government deficit (local governments included) is planned to be HUF414.7 billion (0.9% of GDP) according to the GFS methodology. The 2020 planned general government deficit (local governments included) is planned to be HUF485.1 billion (1.0% of GDP) according to the ESA methodology.

In 2014, total general government revenues (excluding privatization receipts) amounted to HUF15,956.0 billion. In 2015, 2016 and 2017, revenues increased by 1.7%, 1.0% and 5.8%, respectively reaching HUF16,230.7 billion, HUF16,400.8 billion and HUF17,344.2 billion, respectively. In 2018 revenues increased by 6.4% reaching HUF18,452.2 billion. According to the approved budget, revenues are planned to reach HUF18,916.0 billion in 2019, an increase of 2.5% compared to the previous year. According to the expected budget, revenues are expected to reach HUF19,075.7 billion in 2019, an increase of 3.4% compared to the previous year. According to the approved budget, revenues are planned to reach HUF20,820.6 billion in 2020, an increase of 9.1% compared to the previous year.

In 2014, total general government expenditures amounted to HUF16,712.4 billion. In 2015, expenditures increased by 4.4% reaching HUF17,455.4 billion. In 2016 expenditures decreased by 2.9% reaching HUF16,945.1 billion. Expenditures reached HUF18,662.6 billion in 2017, and HUF19,657.7 billion in 2018, respectively, an increase of 10.1%, and 5.3%, respectively compared to the previous year. According to the approved budget, expenditures are planned to reach HUF20,114.8 billion in 2019, an increase of 2.3% compared to the previous year. According to the expected budget, expenditures are expected to reach HUF20,629.4 billion in 2019, an increase of 4.9% compared to the previous year. According to the approved budget, expenditures are planned to reach HUF21,235.3 billion in 2020, an increase of 2.9% compared to the previous year.

For a detailed description of revenues and expenditures of the general government budget see “Central Government Budget” – “Central Government Revenues and Expenditures”; “Social Security and Extra-Budgetary Funds”; and “Local Government Finance”.

Developments in Public Finance

On November 22, 2016, MNE announced that the minimum wage and the guaranteed minimum wage are set to rise by 15% and 25%, respectively, in 2017, while employer contributions will be cut by 5 percentage points. In 2018, the minimum wage and the guaranteed minimum wage are to increase by another 8% and 12%, respectively, while contributions will be reduced by 2 percentage points. If wage growth in the first nine months of 2017 exceeds 11%, another 0.5 percentage points may be cut from contributions in 2018.

On December 23, 2016, MNE announced that Parliament adopted a package of payroll tax amendments designed to facilitate the realization of a six-year wage agreement signed by the Government and wage negotiation partners on November 24, 2016. According to tripartite agreement among the Government, employers and employees represented by trade unions, the Government undertook to reduce the rate of corporate income tax to a flat rate of 9% from the previous 19% (for turnover above HUF 500 million per year) and 10% (for turnover of HUF 500 million or lower per year). The rate of small business tax (KIVA) was set to be cut from the previous 16% to 14% in 2017 and by another 1 percentage point in 2018, to 13%. The fixed-rate tax of small businesses (“KATA”) would be applicable for enterprises with revenues of up to HUF 12 million per year, instead of the previous amount of HUF 6 million. On November 15, 2017 the Government announced that the social contributions payable by employers would be reduced to 19.5% in accordance with the tripartite agreement. In addition, the Government committed itself to decrease payroll taxes by another 0.5 percentage points provided gross wages rise at least 11% by 2017. Accordingly, the rate of employer contributions might fall by 2018 from 27% to 19.5%. In 2019, the rate of contributions may decline by another 2 percentage points in each of the four years after that, provided wages will have risen by at least 6%.

Subsequently the 0.5 percentage points decrease of employer contribution took place effective as of January 1, 2018 because wage growth in the first nine months of 2017 exceeded 11%. On January 6, 2017, MNE announced that general government deficit according to GFS methodology (excluding local governments) amounted to HUF 848.3 billion for 2016.

On June 15, 2017, Parliament approved the budget for 2018. According to the act the planned general government revenues amounts to HUF 18,751.5 billion, the planned general government expenditures amounts to HUF 20,112.1 billion, and the planned general government deficit amounts to 1,360.7 billion equaling 2.4% of the expected GDP for 2018.

On July 27, 2017, Hungary issued a CNY 1,000,000,000 bond under Chinese law maturing in July 2020. On August 31, 2017, the Government announced that the state would partially assume the mortgage debt of families who have at least three children beginning January 1, 2018. The assumed debt will be HUF 1 million per family. According to the estimate of MNE the budgetary effect of the measure will range between HUF 10 billion and HUF 20 billion annually. In 2018 the expenditure related to this measure is planned to be HUF 17 billion.

On October 10, 2017, Hungary issued a EUR 1,000,000,000 bond maturing in October 2027 to finance the repurchase of its certain USD denominated debt as announced in a Tender Offer on September 26, 2017.

On February 9, 2018, MNE announced that Hungary is pre-paying EUR 78.2 million, the amount the country has hitherto drawn from the credit line provided by Russia for the construction of new nuclear reactor units (Paks II project).

On March 22, 2018, Hungary issued a JPY 30,000,000,000 bond under Japanese law maturing in March 2021.

On January 11, 2019, the Ministry for National Economy announced that general government balance according to GFS methodology (excluding local governments) posted a HUF1,445.1 billion deficit during the year of 2018.

On February 18, 2019 the Ministry for Innovation and Technology announced, that the Government planned to set up a foundation in order to finance Corvinus University of Budapest. The foundation was named Maecenas Universitatis Corvini Alapítvány, and the foundation is expected to receive a 10% share of Richter (a pharmaceutical company) and a 10% share of MOL (a Hungarian oil company) (both companies are listed on BSE) previously owned directly by the state.

On September 9, 2019, the Ministry of Finance announced that general government balance according to GFS methodology (excluding local governments) posted a HUF510.8 billion deficit during the first eight months of 2019.

Central Government Budget

The following table sets forth information concerning central government revenues and expenditures for the final budget for the years 2014, 2015, 2016, 2017 and the preliminary budget for 2018, the planned and expected budget for 2019 and the planned budget for 2020:

Table 54: Central Government Revenues and Expenditures(1)

	For the year ended December 31,
	2014	2015	2016	2017	2018	2019	2019	2020
	Final	Final	Final	Final	Preliminary	Planned	Expected	Planned
	(HUF billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	450.4	600.6	734.4	680.0	440.1	458.6	490.6	575.4
Mining tax (DPTT)	63.0	35.0	27.6	28.8	43.7	36.0	42.2	38.0
Company car tax	31.7	31.5	32.0	33.3	35.3	35.0	36.0	38.2
Gambling tax	34.6	32.8	25.0	27.5	29.3	31.1	33.4	35.6
Eco tax	20.1	23.6	23.2	23.9	25.8	4.9	4.9	4.9
Simplified business tax	96.8	89.4	81.1	63.6	54.1	45.4	45.6	0.0
Tax of small enterprises	12.7	11.0	13.6	22.4	41.7	49.8	66.7	87.6
Itemized tax of small taxpayers	42.2	54.4	69.9	98.2	124.9	135.7	158.0	192.6
Tax on utility systems	55.0	55.9	55.0	55.0	54.3	55.0	54.0	54.0
Advertising tax	3.3	6.1	12.6	0.0	12.3	15.1	16.5	0.5
Other central payments	327.0	393.5	426.6	456.1	507.1	514.1	549.5	586.1
Other payments	24.2	22.2	18.8	18.0	9.5	10.0	12.0	12.0
Tax of financial institutions	148.6	149.6	73.2	64.2	53.3	52.9	59.5	65.0
Extra tax of certain sectors	-1.0	0.3	0.0	1.1	0.7	0.0	0.0	0.0
Total	1,308.4	1,505.8	1,593.2	1,572.1	1,431.9	1,443.6	1,568.9	1,689.9
Taxes on Consumption
Value added tax	3,035.6	3,285.7	3,290.3	3,525.3	3,928.7	4,290.4	4,510.9	4,969.7
Excises	937.7	1,019.8	1,035.5	1,047.1	1,137.2	1,168.4	1,192.8	1,253.0
Financial transaction tax	277.9	207.7	199.1	217.3	233.2	228.1	238.8	226.3
Public health production tax(1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Insurance tax	28.7	30.0	32.4	35.7	39.7	67.4	80.2	98.0
Telecom levy	56.0	54.8	53.2	53.6	53.8	52.2	53.9	54.0
Turism development contribution	0.0	0.0	0.0	0.0	19.0	15.5	22.9	35.9
Total	4,335.9	4,598.0	4,610.4	4,878.9	5,411.7	5,822.0	6,099.5	6,636.9
Payments of Households
Gross PIT revenues	1,589.1	1,688.6	1,717.6	1,920.0	2,177.4	2,361.0	2,372.5	2,608.9
PIT revenues of central budget	1,589.1	1,688.6	1,717.6	1,920.0	2,177.4	2,361.0	2,372.5	2,608.9
Private persons’ special tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
98% extraordinary tax of private persons	1.5	0.0	0.8	1.0	0.4	0.0	-0.1	0.0
Registration fee paid after domestic servants	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tax payments	0.4	8.1	2.3	6.9	8.6	6.7	8.7	8.8
Fees	120.3	136.4	157.7	173.6	191.0	192.4	210.5	229.5
Vehicle tax	42.4	43.9	43.9	45.8	47.9	47.8	48.9	51.5
Other Revenues	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	1,753.8	1,877.0	1,922.3	2,147.3	2,425.3	2,607.9	2,640.5	2,898.7

Central Budgetary Institutions and Chapter Administered Appropriations
Own revenues of the institutions	1,833.3	2,076.1	2,500.7	2,389.9	2,228.9	1,345.4	1,760.4	1,373.7
Own revenues of chapter administered professional appropriations	127.4	146.5	365.6	433.8	122.0	26.7	111.7	42.5
EU support of chapter administered professional appropriations and central investments	1,668.9	1,165.9	641.1	1,124.2	85.4	11.4	1.3	14.1
Total	3,629.5	3,388.6	3,507.4	3,947.8	2,436.3	1,383.5	1,873.4	1,430.4
Payments of Central Budgetary Institutions	30.6	29.8	27.4	42.9	30.4	29.9	29.9	26.0
Payments to Central Carry-Over Fund					199.8	0.0	90.1	0.0
Contribution to National Social Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Payments of Local Governments	23.1	15.8	15.3	36.4	41.7	43.0	52.6	43.0
Payments of Extrabudgetary and Social Security Funds	194.7	84.8	24.6	29.8	13.3	91.2	91.2	92.2
Revenues of International Transactions	10.9	0.0	0.0	0.0	0.0	0.0	1.6	0.0
Payments Related to State Property	275.0	170.1	205.7	265.5	184.6	127.7	184.5	162.5
Other Revenues	29.3	34.1	68.3	40.8	19.6	8.8	9.3	11.8
Revenues Related to Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenues from EU programs					1,053.8	1,348.0	850.2	1,482.0
Reimbursement of EU financial supports	17.5	25.7	344.0	100.4	260.9	120.0	200.0	0.0
Customs and import duties	11.2	13.6	13.2	12.2	15.7	14.9	16.4	17.1
Pension Reform and Debt Reduction Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Revenues(1)	11,619.9	11,743.3	12,331.8	13,074.2	13,525.1	13,040.4	13,708.1	14,490.4
Interest Revenues	334.5	232.5	148.6	104.3	120.5	37.5	115.9	32.4
Total Revenues(2)	11,954.3	11,975.8	12,480.4	13,178.5	13,645.7	13,077.9	13,824.0	14,522.9
Expenditures
Subsidiaries to Economic Units	283.6	305.4	333.6	326.3	383.1	374.9	374.9	408.0
Support to the Media	69.9	69.9	69.9	70.2	71.3	73.0	73.0	78.5
Consumer Price Subsidy	103.2	97.8	97.9	94.5	90.4	90.5	90.3	90.5
Housing Grants	128.0	109.3	148.2	184.7	193.2	242.4	247.4	296.7
Family Benefits Social Subsidiaries
Family benefits	422.9	417.4	411.5	407.1	402.7	401.8	400.7	398.0
Income supplement benefits	63.8	130.6	126.1	124.4	122.2	125.7	138.0	152.5
Benefits under retirement age	173.4	136.6	113.3	94.7	92.9	89.4	90.3	85.9
Other specific subsidies	24.7	24.2	21.3	26.8	25.1	23.3	23.3	24.3
Total	684.8	708.7	672.2	653.0	642.8	640.2	652.4	660.7
Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	4,169.1	4,589.3	4,600.4	5,141.5	5,726.8	4,509.9	5,530.7	4,726.4
Chapter administered professional appropriations	3,311.3	4,046.4	4,132.1	5,116.6	4,691.7	4,708.4	4,651.5	4,408.1
Central investment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chapter balance reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	7,480.4	8,635.6	8,732.5	10,258.1	10,418.5	9,218.3	10,182.2	9,134.5
Support to Political Parties and Other Civil Organizations	10.3	3.8	3.8	3.8	9.8	5.8	5.6	5.8
Transfer to Social Security Funds	892.1	560.0	409.7	623.9	591.6	467.2	467.6	628.0
Transfer to Local Governments
Direct transfer from the budget	792.4	665.4	675.4	700.5	746.8	728.9	794.5	739.0
Yielded PIT revenues	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	792.4	665.4	675.4	700.5	746.8	728.9	794.5	739.0
Transfer to Extrabudgetary Funds	119.7	138.7	155.0	85.0	92.5	36.4	40.5	83.6
Expenditures of International Transactions	8.8	14.6	6.3	4.0	2.8	5.2	2.8	11.4
Debt Service Related Expenditures	101.1	41.1	47.1	50.3	32.4	30.3	24.1	33.2
Other Expenditures	25.0	24.0	59.3	63.6	60.3	84.6	62.9	95.5
Reserves	0.0	0.0	0.0	0.0	0.0	361.5	0.0	653.2
Extraordinary Expenditures	4.5	4.0	3.6	3.1	2.8	2.6	2.6	2.3
Government Guarantees Redeemed	18.9	12.6	12.4	17.9	12.5	20.9	19.2	23.8
Contribution to EU Budget	290.9	306.0	295.3	260.4	316.5	352.0	369.0	397.7
Expenditures Related to State Property	411.4	286.8	387.0	451.0	305.6	339.6	391.4	461.5
Interest Payments	1,345.9	1,205.7	1,118.2	1,091.3	1,048.4	989.3	1,023.2	1,077.7
Total Expenditures	12,770.9	13,189.7	13,227.4	14,941.5	15,021.2	14,063.6	14,823.8	14,881.8

Source: Ministry of Finance

Notes:—

(1)	Excluding interest revenues

(2)	Including interest revenues

Central Government Budget Process

The Ministry of Finance is responsible for preparing the central government budget on a calendar year basis for the Government. The Government submits the central government budget to Parliament for consideration and ultimate approval. The annual central government budget for each coming year should be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the Government is obligated to propose an interim central government budget without delay. If the central government budget is not approved by Parliament either, the Government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year, which includes uncapped appropriation for debt service, subject to generally applicable budgetary rules.

Within eight months of the end of each calendar year, the final accounts for the preceding year are compiled by the Government and are submitted to Parliament for final approval.

The major components of revenue under the central government budget comprise taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes). The major expenditure items of the central government budget comprise debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.

Roles of the Ministry of Finance, the Hungarian State Treasury and the Government Debt Management Agency

As of May 2018, the Ministry of Finance assumed responsibility from the Ministry for National Economy for supplying information to support the Government’s decision-making and for co-coordinating issues falling within the Government’s scope of authority in relation to public finances. See “Hungary—Political System—Government.” Specific responsibilities include the preparation of the Bill on the final accounts of the central government and the central government budget, which is presented to Parliament each calendar year.

The Ministry of Finance is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the recording of government debt, including guarantees granted and sureties undertaken by the Government, and loans and claims of the central government. These tasks are executed through the Treasury, and debt and liquidity management tasks are carried out by Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság, a special government debt management agency (the Government Debt Management Agency Private Company Limited by Shares or “GDMA Pte Ltd.”).

The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the Ministry of Finance. Within its budget execution responsibilities, the Treasury’s main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts.

The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public Finances, are obligated to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the Treasury held at the NBH.

The Treasury’s responsibilities also include the provision of funds for public investments, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.

The Government’s borrowing needs are financed by the GDMA Pte Ltd. The Finance Minister established the GDMA Pte Ltd. in order to concentrate debt management functions into one organization. Accordingly, the GDMA Pte Ltd. manages, renews and records the forint and foreign exchange debt of the central government and, since 2003, manages the liquidity of the Single Treasury Account. For purposes of liquidity management, the GDMA Pte Ltd. introduced new secondary market operations (such as repurchase transactions on the domestic securities market).

In the domestic market, the responsibilities of the GDMA Pte Ltd. include the administration of auctions and subscriptions, and the development of the institutional framework and structure of government securities markets. Further, the GDMA Pte Ltd. provides easily accessible, up-to-date information on the government securities markets and on financing of Hungary’s borrowing needs in order to encourage transparency. With respect to foreign debt management, the GDMA Pte Ltd. acts in the name of Hungary in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.

Taxation

The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes. The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards.

Hungarian tax law distinguishes between domestic and foreign taxpayers. The tax liability of a domestic taxpayer extends to income originating from both Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source income as defined by the relevant Hungarian tax law and also as may be affected by an applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New Zealand.

Hungary, like many developing countries, has a substantial “shadow” economy that avoids paying taxes. However, such “shadow” economy has diminished in recent years, as evidenced by an increase in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.

Corporate Profit Tax and Corporate Dividend Tax

Effective January 1, 2017, the corporate tax was reduced to a flat rate of 9%. Domestic entities receiving dividends are exempt from Hungarian dividend tax. Foreign entities receiving dividends, interest and royalties from local sources are not subject to withholding tax.

Personal Income Tax

Since 2013, Hungary has had a 16% flat-rate personal income taxation, subject to a family allowance. For 2018, based on the number of children in the household, the personal income tax paid by an employee can be reduced by the respective amount set forth in the following table:

Table 55: Family Personal Income Tax Allowance

Number of Children	HUF(1)
One child	10,000
Two children(2)	17,500
Three or more children	33,000

Source: MNE

Notes:—

(1)	Per month per child.

(2)	Since January 1, 2019, the tax allowance for two children is HUF20,000.

As of January 1, 2014, the family personal income tax allowance may be applied as a deduction not only for purposes of personal income tax, but also for purposes of the healthcare contribution and pension contribution paid by the employee.

As of January 1, 2016, the flat tax rate on personal income was reduced to 15%.

Value Added Tax

As of July 1, 2009, the standard VAT rate was set to 25%. A reduced 18% VAT rate was introduced with respect to certain basic food items, and a 5% rate was set on special needs items (e.g., medicine and books). Currently, there is no tax imposed on some services (e.g., postal and financial services). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives. The standard VAT rate was increased to 27% as of January 1, 2012.

The VAT rate on live pigs and half-carcasses was cut to 5% from January 1, 2014. Subsequently, the VAT rate on live and slaughtered cattle, sheep and goats was cut to 5% from January 1, 2015, and the VAT rate on unprocessed pork was cut to 5% from January 1, 2016. Subsequently, the VAT rate on poultry, egg and milk was cut to 5%; and the VAT rate on restaurant and internet service was cut to 18% from January 1, 2017. VAT on newly built homes was reduced to 5% for the years 2016, 2017, 2018 and 2019.

Registration Tax

Registration tax has been levied on the registration of cars since February 2004; however, in line with a relevant decision of the European Parliament, the registration tax was decreased significantly for all passenger cars. For environmental reasons, the largest reduction in tax has been for the most environment-friendly cars.

Excise Duty

An excise duty is levied on the manufacturing, importing, warehousing, storage and distribution of mineral oils, alcoholic products, beer, wine, champagne, intermediary alcohol products and tobacco products.

On April 10, 2014, the European Court of Justice declared that Hungary has failed to fulfill its obligations under EU legislation relating to excise duties on alcoholic beverages. As a result, an excise duty was introduced on these items effective from January 1, 2015. The amount of excise duty is HUF1,000 per annum for personal manufacturing up to 50 liters; the amount of excise duty is 50% of the normal rate for lease manufacturing up to 50 liters.

On November 26, 2014, Parliament approved an amendment to the act regulating excise duties. According to the amendment, the required collateral for excise license amounts to HUF600 million for mineral oil, HUF22 million for tobacco products and HUF150 million for other products. Subsequently, on March 3, 2015, Parliament amended the act to require collateral for excise license amounts to HUF20 million for other products. The amendment entered into force on March 11, 2015.

On December 15, 2014, Parliament approved an Act on excise duty levied on tobacco products. According to the act, the excise duty was increased in April 2015. The excise duty will amount to HUF15,700 per 1,000 pieces and 25% of the retail price with a minimum of HUF28,000 per 1,000 pieces for cigarettes. For cigars, the excise duty amounts to 28.5% of retail price; for shag, the excise duty amounts to HUF14,000 per kilogram; and for other tobacco products, the excise duty amounts to HUF14,000 per kilogram. According to the act, the excise duty would be increased in July 2015. For cigars, the excise duty will amount to 14% of retail price with a minimum of HUF4,000 per 1,000 pieces.

Effective as of January 1, 2017, excise duty was raised to HUF16,200 per 1,000 pieces plus 25% of retail price with a floor of HUF28,800 per 1,000 piece for cigarettes; to 14% of retail price with a floor of HUF4,120 per 1,000 piece for cigars; and to HUF16,200 per kilogram for shag. Excise duty was raised on January 1, 2018 to HUF17,200 per 1,000 pieces plus 24.5% of retail price with a floor of HUF30,200 per 1,000 piece for cigarettes; to 14% of retail price with a floor of HUF4,180 per 1,000 piece for cigars; and to HUF17,820 per kilogram for shag tobacco.

Effective as of July 1, 2017, excise duty was raised to HUF17,300 per 1,000 pieces plus 25% of retail price with a floor of HUF29,200 per 1,000 piece in case of cigarettes; to 14% of retail price with a floor of HUF4,180 per 1,000 piece in case of cigars; and to HUF16,200 per kilogram in case of shag.

Effective as of January 1, 2018, excise duty was raised to HUF16,200 per 1,000 pieces plus 25% of retail price with a floor of HUF29,200 per 1,000 piece in case of cigarettes; to 14% of retail price with a floor of HUF4,180 per 1,000 piece in case of cigars; and to HUF17,300 per kilogram in case of shag.

Effective as of September 1, 2018, excise duty was raised to HUF17,200 per 1,000 pieces plus 24.5% of retail price with a floor of HUF30,200 per 1,000 piece in case of cigarettes; to 14% of retail price with a floor of HUF4,180 per 1,000 piece in case of cigars; and to HUF17,820 per kilogram in case of shag.

Effective as of January 1, 2019, excise duty was raised to HUF18,200 per 1,000 pieces plus 24% of retail price with a floor of HUF21,200 per 1,000 piece in case of cigarettes; to 14% of retail price with a floor of HUF4,180 per 1,000 piece in case of cigars; and to HUF18,560 per kilogram in case of shag.

Surtax on Financial Institutions

On July 22, 2010, Parliament adopted an Act imposing a special tax on financial institutions on their 2010 income or adjusted balance sheet as of December 31, 2009 or the sum of the net value of managed funds and other managed portfolio assets. Such surtax was levied for the year 2011 and was applicable to all financial institutions (both domestic and foreign) with at least one set of annual financial statements prepared by July 1, 2010, including banks, insurance companies and other financial sector enterprises (e.g., investment companies, stock exchanges, commodity exchange service providers, venture capital fund managers, and investment fund managers), including their branches. The Government instituted the financial institution surtax as a permanent tax.

The tax base and rate vary according to the type of institution and currently as follows:

Table 56: Tax Base and Rate

Type of Institution	Tax Base and Rate
Banks	0.15% of the adjusted balance sheet total up to HUF50 billion and 0.21%(1) of amounts in excess of such threshold
Insurance companies	—(2)(3)
Financial enterprises	6.5% of interest and 6.5% of fees and commission income
Investment companies	5.6% of the adjusted net income
Stock exchanges	5.6% of the adjusted net income
Commodity exchange service providers	5.6% of the adjusted net income
Venture capital fund managers	5.6% of the adjusted net income
Investment fund managers	—(4)

Source: Act No. LIX of 2006 on special tax and charge enhancing the balance of public finances.

Notes:—

(1)	In 2016 the tax rate was 0.24%, and until January 1, 2015, the tax rate was 0.53%. As of January 1, 2019, the tax rate was decreased to 0.20%.

(2)	In 2011 and 2012, the tax rate was replaced by a three-tier progressive tax rate structure with rates of 1.5%, 3.0% and 6.4%. The lowest tier extended up to HUF1 billion, the middle tier from HUF1 billion to HUF8 billion, and the highest rate on income exceeding HUF8 billion.

(3)	As of January 1, 2013, surtax on insurance companies has been abolished, and uniform insurance tax has been introduced.

(4)	Prior to January 1, 2015, the tax rate was 0.028% levied on the sum of the net value of managed funds and other managed portfolio assets. As of January 1, 2015, investment fund managers are exempt from the surtax on financial institutions; simultaneously, a new special tax was introduced.

According to an agreement concluded on December 15, 2011, the surtax imposed on credit institutions can be reduced by certain loss items arising from the fixed-rate repayment schedule.

On December 11, 2015, the Ministry for National Economy announced that in line with the informal guidelines of the European Commission and in accordance with the Memorandum of Understanding concluded with the EBRD, the Government submitted to Parliament an amendment to the Surtax on Financial Institutions. The bill reduces the highest Surtax rate by 0.07 percentage points, from 0.31% to 0.24% effective as of January 1, 2016. The lower tax Surtax rate remains unchanged at 0.15%, up to HUF50 billion. In 2016, the tax base remains the modified balance sheet total of 2009. On June 2, 2015, Mr. Mihály Varga, Minister for National Economy, announced that the Government will grant tax relief of up to 30% of the Surtax on Financial Institutions for lenders that have increased their volume of corporate lending since 2009, the onset of the financial crisis. The Minister added that the total reclaimable amount will be capped at HUF10 billion and the tax relief will be applicable as of 2016. The tax relief will equal the increased amount of corporate loans outstanding, but it cannot exceed 30% of bank tax payable by the lender. If requested refunds breach the HUF10 billion ceiling, the amount of refunds will be proportionately distributed among lenders that, instead of deleveraging, opted to increase lending after 2009. The amendment was submitted as part of the tax package for the 2016 Budget Bill. Subsequently, on June 16, 2015, the tax package accompanying the 2016 Budget Bill was adopted by Parliament.

On December 15, 2015, Parliament adopted an amendment to the Act on surtaxes imposed on credit institutions according to which a surtax rate of 0.15% should be applied up to 50 billion HUF adjusted balance sheet, above this threshold 0. 24% in 2016. As of January 1, 2017, the surtax rate was decreased from 0.24% to 0.21% on adjusted balance sheet total exceeding HUF 50 billion according to an amendment act. As of January 1, 2019, the surtax rate was decreased from 0.21% to 0.20%

Uniform Insurance Tax

On July 9, 2012, Parliament adopted the Act on Uniform Insurance Tax to decrease the number of taxes imposed on insurance companies. The tax base is the insurance fee. The rate of the tax is 15% for all-risk vehicle insurance fees and 10% for property and accident insurance fees. The amount of the tax shall be calculated, declared and paid by the insurance companies monthly. This Act went into effect on January 1, 2013, and with the introduction of this new type of tax, the surtax imposed on insurance companies and the fire protection contribution were abolished.

Surtax on Telecommunications and Energy Sectors

On October 20, 2010, Parliament adopted an Act approving a surtax on retail businesses, telecommunications companies and energy supply companies. Telecommunication companies are subject to a 4.5% tax on annual net sales revenues between HUF500 million and HUF5 billion and 6.5% on the excess above HUF5 billion. Energy supply companies, which are already subject to a special surtax of 8% on adjusted net profits in addition to the standard corporate income tax rate, are now subject to an additional 0.3% tax on annual net sales revenues up to HUF5 billion and 1.05% on revenues exceeding HUF5 billion.

Surtax on Certain Products Endangering Public Health

As of September 1, 2011, a new Act went into effect that introduced a surtax on certain products containing high levels of sugar or salt. Such surtax is imposed on the person or legal entity selling the product for the first time in Hungary (e.g., the Hungarian manufacturer or the importer). The following table sets forth the tax rates applicable since January 1, 2014:

Table 57: Surtax Rates on High Sugar or Salt Products

Type of product	Tax Rate
Soft drinks	HUF7 or 200 per liter
Energy drinks	HUF40 or 250 per liter
Pre-packaged product with high level of sugar	HUF70 or 130 per kilogram
Salted snacks (e.g. chips)	HUF250 per kilogram
Food flavoring mixes	HUF250 per kilogram
Flavored beer or alcoholic beverages	HUF20 or 100 or 300 or 500 or 700 or 900 per liter(1)
Marmalade	HUF500 per kilogram

Source: Act No. CIII of 2011 on Public Health Product Tax

Note:—

(1)	According to the alcohol content of the beverages

Financial Transaction Duty

After several amendments adopted by Parliament, the Act on Financial Transaction Duty went into effect as of January 1, 2013. The rate of duty is 0.2% of the transferred amount and 0.3% for cash withdrawals. The duty is payable by the entity providing the relevant payment service. The amount of the duty is capped at HUF6,000 per transaction. This cap is not applicable when the taxpayer is the Settlement Center of the Hungarian Post or the Hungarian Treasury, except that the duty payable with respect to each transaction at the Treasury involving the sale of government securities is also capped at HUF6,000. In accordance with the recommendation of the European Commission, the transactions of the NBH are not subject to this duty.

Certain Treasury transactions are not subject to the duty (such as payments related to social security contribution funds, payments and transfers related to EU subsidies and initiated from accounts held at the Treasury, transactions involving accounts of the National Tax and Customs Administration held at the Treasury). Certain intra-group financing-related and investment service provision-related payment transactions are also exempt.

As of August 1, 2013, the financial transaction duty was increased. For cash withdrawals, the duty was increased from 0.3% to 0.6% and the cap was eliminated; for other transactions, the duty was increased from 0.2% to 0.3% and the cap remained at HUF6,000.

As of February 1, 2014, cash withdrawals from ATMs may be free of charge up to twice a month, up to a total of HUF150,000.

As of January 1, 2015, the Financial Transaction Duty became a lump-sum duty on electronic payment instruments. For contactless payment instruments, the duty is HUF500 per year and for other electronic payment instruments the duty is HUF800 per year. The duty is payable by the payment service provider upon every payment instrument used by an account holder.

On December 1, 2016, MNE announced that banks expanding their total amount of loans by at least 20% between the end of the year 2015 and the end of the year 2017 will be entitled to reduce the financial transaction duty levied on the bank. The reduction is set at 0.6% of the increase of their total amount of loans. The maximum amount of reduction is HUF 300 million and may not exceed 80% of the financial transaction duty levied on the bank.

As of January 1, 2019, the Financial Transaction Duty was abolished in case of transactions of natural persons under HUF 20,000.

Public Utility Tax

As of January 1, 2013, public utilities, such as cables (electricity, phone, television, internet) and pipelines (gas, water, conduit) laid above or underneath municipal areas were subject to an additional tax. The entity owning the cable or pipeline pays this tax, except if the owner is the state or a local government, in which case the tax shall be paid by the service provider. The tax base of this tax is the total length of cables and pipelines, and the payable tax is HUF125 per meter of cable or pipeline.

Since 2014, the public utility tax rate applies to telecommunication cables according to the following three-tier system:

Table 58: Telecommunication Public Utility Tax Rates

Length of Telecommunication Cables	Public Utility Tax Rate
up to 200,000 meters	0% of the standard tax is payable
between 200,000 and 350,000 meters	30% of the standard tax is payable
between 350,000 and 500,000 meters	75% of the standard tax is payable
500,000 meters and above	100% of the standard tax is payable

Source: Act No. CLXVIII of 2012

Low Tax-Bracket Enterprises and Small Enterprises Tax

As of January 1, 2013, new types of tax were introduced as part of the Job Protection Action Plan as options for low tax-bracket enterprises and small enterprises. One of these new options for small enterprises is a tax of 16% of a tax base, including a cash-flow based profit plus wages and salaries. Businesses opting for such tax shall be exempt from certain taxes applicable to wages and salaries. Low tax-bracket enterprises choosing the monthly payable flat rate tax shall be exempt from the payment of the main central taxes, such as corporate and dividend tax, personal income tax and social contributions. As of January 1, 2017, the tax rate was reduced from 16% to 14%. As of January 1, 2018, tax rate reduced from 14% to 13%.

Other Central Government Revenues

Customs duties are imposed on goods imported from outside the European Union in accordance with the EU customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.

On June 26, 2013, Parliament adopted an Act on the amendment of certain acts related to organizing “remote” gambling. The Act provides for remote gambling (including online gambling and sports bets) services within the framework of a state regulated and supervised scheme. The national gambling organizer is entitled, by virtue of law, to organize remote gambling, while other organizers are entitled upon a concession agreement concluded as a result of a concession tender, and upon paying the concession fee stipulated by the annual budget act for the relevant year, to organize remote gambling. Since 2013, the yearly concession fee has been HUF100 million per each type of remote gambling. The Act went into effect on July 19, 2013.

As of November 15, 2013, rules related to the compulsory tendering of gambling concessions were modified. As a result of the modification, if there is an offer from a reliable gambling organizer, the responsible minister may execute a concession agreement without a concession tender, provided that the reliable gambling organizer undertakes to pay the double amount of the statutory concession fee.

On April 14, 2015, Parliament approved a bill amending the act regulating food chain safety. According to the bill, the food chain inspection fee amounts to 0.1% of total net revenues from food production including animal husbandry, plant cultivation and distribution.

Simplified Business Tax

Certain SMEs are entitled to pay a tax levied on the total revenues of the enterprise instead of paying corporate income tax. Enterprises with a total revenue of up to HUF30 million are entitled to choose to pay this tax. These enterprises are not subject to VAT.

Local Taxes

Local taxes vary between municipalities. Local governments are permitted to assess local business tax and various property taxes. Municipalities are entitled to introduce any type of community taxes beside local taxes, with the exception of tax types prohibited by law or which are already subject to an act.

Social Security and Extra-Budgetary Funds

The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:

Table 59: Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	For the year ended December 31,
	2014 Final	2015 Final	2016 Final	2017 Final	2018 Preliminary	2019 Planned	2019 Expected	2020 Planned
	(HUF billions)
Social Securities Fund
Revenues	5,032.8	5,010.3	5,133.6	5,325.2	5,702.9	5,893.1	5,804.8	6,269.5
Expenditures	5,024.8	5,035.8	5,210.5	5,468.1	5,786.5	5,893.1	5,990.1	6,269.5
Surplus (deficit)	8.0	(25.5)	(76.9)	(142.9)	(83.7)	0.0	(185.3)	0.0
Extra Budgetary Funds(2)
Revenues	471.3	511.0	615.9	719.6	719.6	609.4	622.3	633.6
Expenditures	465.7	508.8	617.0	647.1	647.1	622.1	621.0	641.7
Surplus (deficit)	5.6	2.2	(1.1)	72.5	72.5	(12.7)	1.3	(8.0)

Source: Ministry of Finance

Notes:—

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets, see “Public Finance—Methodology.”

(2)	Currently, these funds consist of the Fund for the Integration of Cooperative Credit Institutes, the Nuclear Fund, the National Employment Fund, the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund, the Research and Development Fund, the National Cultural Fund, and the Bethlen Gábor Fund.

The contribution of the central government to the social security funds was HUF892.1 billion in 2014, HUF560.0 billion in 2015, HUF409.7 billion in 2016, HUF623.9 billion in 2017, and HUF591.6 billion in 2018. The contribution of the central government to the social security funds is planned to be HUF467.2 billion in 2019 according to the approved budget. The contribution of the central government to the social security funds is expected to be HUF467.6 billion in 2019 according to the expected budget. The contribution of the central government to the social security funds is planned to be HUF628.0 billion in 2020, according to the approved budget.

Social Security System

Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Government. Since the change of the political and economic system, self-provision (individual private savings) has been playing an increasingly important role in Hungary’s social security system. Currently, Hungarian citizens may affect the amount of the social security benefits they receive in the future by making voluntary payments into a private investment account or joining a voluntary pension fund. The Government provides social security benefits for those incapable of self-provision.

Health Care System

The Hungarian health care system is accessible to persons who have a Hungarian social security card and make mandatory contributions to the social security system. Three levels of health care are available and are expected to be utilized in the order of basic care to more extensive care. However, treatments may begin at a higher level of care if it would be more efficient. The first level of care is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care and the third level consists of in-patient care at a health care facility (e.g., hospital, clinic or sanatorium). However, disabled individuals are entitled to use ambulant services, receive sickness benefits and/or qualify for disability pensions. In addition to such disability benefits, disabled persons are entitled to additional financial and in-kind benefits, including, for instance, the right to use designated parking lots and receive financial assistance for travel.

The number of days of sick payment paid by employers has generally decreased in recent years, but the contribution of the employer to the amount paid to the patient has increased. The requirement for contributions by employers, employees and entrepreneurs, as well as the social security contribution, has been abolished. A 27% social contribution tax was payable by the employer. An 8.5% health care contribution and employment market contribution was payable by the employee. Health fund contributions are similar to those for the pension fund; an employee contributes 7% of his or her income. The social contribution tax was subsequently decreased in accordance with the tripartite agreement. See ‘Developments in Public Finance’.

Effective August 1, 2013, a health care contribution is levied on interest income as well. The contribution is 6% of the interest income paid on bank deposits and securities, excluding government debt securities denominated in forint and issued by a member state of the European Economic Area. Health care contribution on interest income from bank deposits and securities has been abolished effective January 1, 2017.

Pension System

In the course of the reform of the social security system, the pension system has undergone a fundamental transformation over the last decade. The single-tier pension system was replaced by a three-tier system in 1998, pursuant to which, in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offer the possibility of self-provision. Furthermore, an employee had the possibility of joining a voluntary pension fund as well. The three pillars of this system were: compulsory state pensions; compulsory private pension funds; and voluntary private pension funds.

In November 2010, Parliament approved pension reform legislation, with the ultimate goal of transforming the “three-pillar” system into a “two-pillar” system, which is closer to European practices. The “two-pillar” system would consist of the state-run compulsory pension and the voluntary private pension. Until January 31, 2011, individuals who were participants in the compulsory private pension system could opt to transfer their private pension to the state-run pension system or opt to remain in the private pension system, although the former option is encouraged through significant incentives. With regard to the latter option, the remaining participants will not receive further entitlement in the state-run pension system and, therefore, with the exception of employees who have already had the minimum service time of at least 20 years of employment in the state-run pension system, will receive their pensions solely from their private pension funds.

The objective of the pension reform is to address concerns with the three-pillar system. Under such system, pension liabilities have been increasingly affecting the budget and low net real returns on the compulsory private pensions pose a threat to future pension payments.

Under the “two-pillar” pension system, payments are made into the state pension fund or to a private pension fund selected by the employee. The employer’s contribution (“social contribution tax” as of January 1, 2012) is paid into the state pension fund, which was 27% between January 1, 2012 and December 31, 2016 and was reduced to 22% as of January 1, 2017. If the employee opted to remain solely in a private pension fund, as of January 1, 2012, the employee’s 10% contribution will be transferred to the private pension fund selected by the employee. For employees solely participating in the state pension system, the entire 10% contribution would be applied to the state pension fund.

The pension reform was designed to generate public revenue from two sources. First, the accumulated funds of individuals opting into the state pension system would contribute to a significant decrease in the explicit public debt. Second, revenues received from future pension contributions would help balance the state pension system in the long term.

Effective January 1, 2010, the retirement age for both women and men was raised to 62.5 years. Until 2022 the retirement age will be gradually increased to 65 years. See “Public Finance—Budget Trends.” However, the positive effects of the pension reform on the general budget will not be apparent for at least 30 years because of delayed effectiveness.

According to the relevant legislation effective from January 1, 2012, the participants of private pension funds and their employers shall pay the social contribution to the state pension fund, and they will be entitled to receive 75% of their pension from the state pension fund. Based on such Act, the participants of private pension funds could opt to transfer their private pension to the state-run pension system until March 31, 2012, in order to receive their pensions solely from the state pension fund.

Sustainability of the Social Security System

Health Care System

Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for health care employees and the rapid increase of services. Due to strict budgetary requirements in 2004, numerous short-term measures were adopted (including the freezing of pharmaceutical drug prices, digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.

In order to ease the burden of the state in the long-term in the financing of the health care system, the Government has reformed the health care system. The reform efforts are aimed at curbing the expenditure growth and introducing cost-effective services by changing the financing and incentive mechanisms.

Pension System

According to demographic projections, the proportion of the population over the retirement age compared to the population of the working age will increase significantly in the next decades. The increase in the retirement age (see “Pension System”) and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.

In response to these adverse demographic trends, the Government has taken certain steps to reform the pension system. Most importantly, these steps included (in addition to raising the retirement age) the introduction of mixed financing and the application of the so-called “Swiss indexation” (the pension will increase by the simple average of wage increases and inflation) prior to 2009. After 2009, the pensions were indexed to the inflation rate.

Local Government Finance

The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:

Table 60: Local Government Revenues and Expenditures

	For the year ended December 31,
	2014	2015	2016	2017	2018	2019	2019	2020
	Final	Final	Final	Final	Preliminary	Planned	Expected	Planned
	(HUF billions)
Revenues
Own revenues1	1,060.6	1,149.1	1,149.0	1,170.7	1,264.9	1,280.8	1,278.8	1,416.5
Subsidies	792.4	665.4	675.4	700.5	746.8	728.9	794.5	739.0
Other revenues	814.80	1,032.00	653.00	1,139.00	957.90	734.20	777.90	798.10
Total revenues, GFS (excluding privatization)	2,667.8	2,846.5	2,477.4	3,010.2	2,969.6	2,743.9	2,851.2	2,953.6
Privatization revenues	17.3	1.1	1.6	2.9	3.4	1.7	1.7	2.2
Total revenues (including privatization)	2,685.1	2,847.6	2,479.0	3,013.1	2,973.0	2,745.6	2,852.9	2,955.8
Expenditures
Wages	767.2	797.4	843.6	861.0	897.1	849.7	856.2	891.5
Investments	763.0	966.5	356.9	559.6	695.0	949.8	1,169.8	927.6
Other expenditures	1,065.4	1,070.1	993.5	1,073.6	1,131.4	1,144.7	1,195.2	1,182.1

Total expenditures	2,595.6	2,834.0	2,194.0	2,494.2	2,723.5	2,944.2	3,221.2	3,001.2
Surplus (deficit), GFS (excluding privatization)	72.2	12.5	283.4	516.0	246.1	(200.3)	(370.0)	(47.6)
Surplus (deficit) (including privatization)	89.5	13.6	285.0	518.9	249.5	(198.6)	(368.3)	(45.4)

Source: Ministry of Finance

The municipalities are to a large extent autonomous, according to the Hungarian Constitution and the Local Government Act. However, the Government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget, over which the Government and Parliament have more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax-sharing system. The debt management and debt financing of municipalities was restricted as of January 1, 2012. See “Political System—Local Government.” During 2018, the revenues of the local governments amounted to HUF2,969.6 billion, and the expenditures amounted to HUF2,723.5 billion, and the fiscal balance of the local governments, excluding proceeds from privatizations, amounted to a surplus of HUF246.1 billion for 2018.

EU Net Position

The following table sets forth certain information with respect to the budgetary relations between Hungary and the EU:

Table 61: Budgeted Financial Flows between Hungary and the EU Budget between 2014 and 2018

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(HUF millions, current prices)
EU resources appearing in the Hungarian budget	1,668,921.6	1,165,949.0	634,285.8	1,032,013.8	1,330,456.6
National contribution (co-financing of projects)	528,231.5	1,563,834.3	1,382,287.1	1,447,147.2	475,908.2
EU resources out of the Hungarian budget (mainly agricultural subsidies)	407,367.9	402,262.2	414,393.6	362,415.1	391,283.9
National contribution to the EU Budget	290,866.9	306,002.5	295,330.3	260,395.4	316,469.5

Source: Ministry of Finance

Certain EU funds are only available for certain projects if Hungary contributes a specified percentage amount towards such project. In addition, EU funds that are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year.

The EU Commission has criticized Hungary’s high budget deficit several times in recent years following Hungary’s failure to reach its targets for reducing its budget deficit. In December 2004, the EU Commission stated that Hungary was the only country among the 10 new member states at such time not to take effective action to curb its large budget deficit. In 2004, the EU Commission initiated a so-called “excessive deficit procedure” against Hungary for failing to achieve these targets. Since Hungary is not yet a member of the Eurozone, the last two steps of the Excessive Deficit Procedure that would impose penalty payments on Hungary do not apply. However, the non-compliance with the recommendations could result in the freezing of some EU subsidies, although there is no precedent for such penalties being levied by the EU in the past.

Medium-Term Fiscal Program and the Convergence Program

Hungary’s economic policy targets are set out in a Convergence Report submitted annually to the European Commission. The report discusses Hungary’s policy goals for achieving the criteria set by the European Commission to attain membership in the Eurozone. The European Commission regularly evaluates the Convergence Reports, including the economic targets and the achievement of such targets.

Under the EU legislation, prior to adopting the Euro, Hungary is required to have fulfilled the following convergence criteria (the “Maastricht Criteria”):

•	price stability – maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three member states which perform the best in terms of price stability;

•	long-term interest rates – achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best-performing EU Member States in terms of price stability;

•	the Government budgetary position – achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the reference value or (ii) the excess of the reference value is only exceptional and temporary and the ratio remains close to the reference value;

•	government debt – achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a satisfactory pace; and

•	exchange rate – participate for at least two years in the Exchange Rate Mechanism (“ERM II”) and observe the normal fluctuation margins close to central parity provided for by the mechanism for at least two years.

The convergence required for entering the Eurozone is formally assessed annually and the final decision is subsequently made by a summit of EU Member States acting on the recommendation of the ECOFIN Council.

On April 30, 2019, the Ministry for National Economy published the latest version of Hungary’s Convergence Program. According to the Program, the Government expected the budget deficit to GDP ratio (according to Excessive Deficit Procedure (EDP) methodology) to reach 1.8% in 2019, 1.5% in 2020, 1.2% in 2021, 0.5% in 2022, and 0.0% in 2023. The general government debt to GDP ratio (according to ESA methodology) was projected to reach 69.2% in 2019, 66.7% in 2020, 62.8% in 2021, 59.3% in 2022, and 55.9% in 2023. The Government plans to reduce the total revenue-to-GDP ratio from 44.6% in 2019 to 43.3% in 2020, 41.9% in 2021, 40.2% in 2022 and 39.4% in 2023. The Government plans to reduce the total expenditures-to-GDP ratio from 46.4% in 2019 to 44.8% in 2020, 43.1% in 2021, 40.7% in 2022, and 39.4% in 2023.

Future Economic Plan

On April 30, 2019, the Government also sent the 2019 National Reform Program to the European Commission. This document outlines major Government measures that have been implemented in order to meet the growth and employment objectives of the Europe 2020 strategy and comply with the country-specific recommendations of the previous year. The National Reform Program describes two areas of importance: the establishment of a competitive business environment and the development of human resources.

Establishing a Competitive Business Environment

Growth-supporting tax system

The Government’s tax policy has been driven by three major objectives in recent years: reducing the tax burden, fighting against tax evasion, and reducing the burden of tax administration on businesses. The number of taxes decreased by five as of January 1, 2018. The rate of social contribution tax decreased by 2 percentage points effective as of July 1, 2019. As of January 1, 2019, a new tax benefit system was introduced fostering employment. The rate of surtax imposed on credit institutions was reduced from 0.21% to 0.20%.

Stimulating the productivity of businesses

The Government discussed the development strategy for Hungarian SMEs in May 2019. The primary aims of the long-term (i.e., up to 2030) strategy are (i) the strengthening of the ability to enhance value for companies capable of substantial growth and (ii) the provision of a predictable framework necessary for the operation of the entire SME sector. Secondary aims include increasing the productivity of SMEs, increasing the value added of goods and services produced by Hungarian SMEs and strengthening the export potential of SMEs. A mentoring program for SMEs was set up and the Government intends to foster the development of Hungarian multinational companies. The Government also set up a program for the development of info-communication and digital capacities of SMEs.

Improving the efficiency of the justice system and public administration

The Government has reviewed and modernized several comprehensive procedural rules in order to improve legal competitiveness and the efficiency of public administration procedures, as well as to increase transparency in economic life.

Developing Human Resources

Increasing employment and the efficiency of the labor market

The active labor market instruments still play an important role including a program for supporting the employment of people under 25 years of age. In order to enhance efficiency and targeting of active labor market instruments, a profiling system aids the employment development institution system. The exit stage of public fostered workers program increases labor supply on the primary labor market.

Enhancing quality education

In September 2015, mandatory kindergarten education for children above the age of 3 was introduced in order to improve school education. Desegregation measures were introduced to support access to education for children from disadvantaged backgrounds.

Strengthening the healthcare system

Several measures were taken to enhance access to the health care system. Screening programs were developed. The Government aims to increase the share of one-day surgeries.

On May 30, 2019 the Government adopted an economy protection action plan consisting of 13 plus 1 points, the principal elements of which relate to the simplification of taxation, the reduction of the rates of certain taxes, and the consolidation of taxes.

The social contribution tax was decreased by 2 percentage points, from 19.5% to 17.5% as of 1 July 2019. The rate of the tax of small businesses (kiva) will decrease from 13% to 12% from 1 January 2020. The Government will also initiate the abolition of the requirement of tax advance replenishment; in the future, it will be possible to settle any outstanding tax liabilities together with the May tax returns. The advertising tax would be reduced to 0% by the end of 2022. The VAT on accommodation services will decrease from 18% to 5%, and parallel with this a 4% tourism development contribution will be payable. The VAT on house construction projects in small settlements up to HUF 5 million will be refunded. In the future, private businesses, too, will receive grants for the construction of workers’ hostels. Up to the end of 2022 the Government wishes to continuously reduce the limit on the basis of which businesses may be eligible for development tax benefits. Garantiqa Hitelgarancia Zrt. and the Credit Guarantee Foundation for Agricultural Businesses will receive significant capital increases. Garantiqa Hitelgarancia Zrt. will receive a capital injection worth HUF 10 billion, while the Credit Guarantee Foundation for Agricultural Businesses will be given HUF 5 billion. The Government aims to implement a ten-year programme for the extension of the irrigation system in Hungary, HUF 17 billion will be spent annually on the development of the domestic irrigation system. In the 2020 budget, the government has allocated HUF 157 billion (an increase of HUF 32 billion), for supporting research and development. From July 3, 2019, new government bonds have been released to the market under the name ‘Hungarian Government Securities Plus’. The bonds will carry a highly preferential interest rate, starting from 3.5%, and after purchase, at the end of the fifth year the interest rate will rise to 6%. In addition to the state treasury and banks, housing savings funds will also partake in the trading of these securities. The trading of government bonds aimed at early pension savings will also start later in 2019.

NATIONAL DEBT

General Information

Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the National Bank Act, the NBH may now only incur foreign currency debt for its own purposes, and all foreign currency borrowings and debt security issuances for the central budget must be made directly by Hungary. In such respect, as of May 29, 2010, the MNE acts on behalf of Hungary (prior thereto, the Ministry of Finance had such responsibility). In turn, the MNE has delegated these debt management functions to the GDMA Pte Ltd., which was part of the Treasury until 2001, but thereafter became a separate` legal entity. Since January 1, 1999, foreign currency debt issuances have been arranged by the GDMA Pte Ltd. See “Public Finance—Central Government Budget—Roles of the Ministry for National Economy, the Hungarian State Treasury and the Government Debt Management Agency.”

The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred prior to January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to Hungary pursuant to a series of transfer agreements, whereby Hungary has essentially agreed to pay the NBH sufficient funds to cover these obligations. Following this transfer of risk, Hungary entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% euro since January 2000) upon which the forint was pegged. Since January 1997, the NBH has acted in an agent role on the basis of an agency agreement, which was entered into by the NBH and Hungary, as permitted by the amended National Bank Act. The NBH was an agent of Hungary for the purposes of obtaining foreign loans and issuing securities abroad until the end of 2005.

Because of this history, all references to public debt include the debt of Hungary and the NBH. Public debt also includes the debt of the social security and other extra-budgetary funds, but does not include local government debt. External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and Hungary relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.

Public Debt

The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

Table 62: Public Debt of Hungary(1)

	As of and for the year ended December 31,
	2014	2015	2016	2017	2018(2)
	(HUF billions, except for percentages)
Internal Public Debt	14,612.0	16,207.9	18,430.9	20,689.4	22,796.0
% of Nominal GDP	44.8%	47.1%	52.0%	53.9%	54.2%
External Public Debt	8,957.9	7,735.8	6,256.5	5,782.5	5,724.8
% of Nominal GDP	27.5%	22.5%	17.6%	15.1%	13.6%
Other Liabilities	311.2	756.0	742.7	274.2	167.4
Total Public Debt	23,881.1	24,699.7	25,430.0	26,746.2	28,688.2
% of Nominal GDP	73.3%	71.8%	71.7%	69.7%	68.2%
Nominal GDP	32,583.4	34,378.6	35,474.2	38,355.1	42,072.8

Source: GDMA Pte Ltd.

Notes:—

(1)	This table shows the public debt of Hungary from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.

(2)	Preliminary data as at the end of August 2019.

The government debt to GDP ratio amounted to 73.3% in 2014. In 2015 and 2016 the ratio decreased to 71.8% and 71.7%, respectively. In 2017, the ratio declined to 69.7%. In 2018, the ratio fell further to 68.2%.

The central government debt totaled HUF28,688.2 billion at the end of December 2018, showing an increase of 7.3% in nominal terms compared to HUF26,746.2 billion at the end of 2017.

The following table sets forth the maturity profile of the public debt of Hungary as of December 31, 2018:

	Forint debt	HUF bonds	Discount Treasury Bills	Retail securities	HUF loans	Foreign exchange debt	Foreign currency loans raised abroad	Domestic foreign currency loans	Foreign currency bonds issued abroad	Foreign currency bonds issued in Hungary	Total	Other debt	Total central government debt
	(HUF Billions)
2019	6,861.7	1,226.1	1,237.3	4,384.0	14.3	663.0	35.7	0.0	422.0	205.3	7,524.7	167.4	7,692.1
2020	2,954.4	1,729.3	0.0	1,178.6	46.5	878.5	30.1	0.0	720.8	127.6	3,832.9	0.0	3,832.9
2021	2,531.9	1,840.3	0.0	691.6	0.0	1,030.1	105.2	0.0	751.5	173.4	3,562.1	0.0	3,562.1
2022	2,621.6	2,060.6	0.0	443.3	117.7	210.5	33.1	0.0	0.0	177.4	2,832.1	0.0	2,832.1
2023	1,821.1	1,242.7	0.0	556.1	22.4	1,060.5	96.3	0.0	964.2	0.0	2,881.7	0.0	2,881.7
2024	1,446.7	1,246.2	0.0	172.9	27.6	513.6	51.5	0.0	462.1	0.0	1,960.3	0.0	1,960.3
2025	1,372.5	1,194.6	0.0	0.0	177.9	330.5	9.0	0.0	321.5	0.0	1,703.0	0.0	1,703.0
2026	622.5	595.9	0.0	11.5	15.0	9.0	9.0	0.0	0.0	0.0	631.5	0.0	631.5
2027	1,223.7	1,136.9	0.0	0.0	86.8	489.3	167.8	0.0	321.5	0.0	1,713.0	0.0	1,713.0
2028	439.2	360.4	0.0	22.9	55.9	106.7	106.7	0.0	0.0	0.0	545.9	0.0	545.9
2029	60.6	0.0	0.0	0.0	60.6	91.9	91.9	0.0	0.0	0.0	152.4	0.0	152.4
2030	271.2	0.0	0.0	0.0	271.2	31.1	31.1	0.0	0.0	0.0	302.4	0.0	302.4
2031	402.3	201.0	0.0	0.0	201.2	6.5	6.5	0.0	0.0	0.0	408.8	0.0	408.8
2032	41.1	0.0	0.0	41.1	0.0	5.4	5.4	0.0	0.0	0.0	46.5	0.0	46.5
2033	75.2	0.0	0.0	4.6	70.6	4.7	4.7	0.0	0.0	0.0	79.9	0.0	79.9
2034	3.3	0.0	0.0	3.3	0.0	3.5	3.5	0.0	0.0	0.0	6.9	0.0	6.9
2035	2.9	0.0	0.0	2.9	0.0	2.4	2.4	0.0	0.0	0.0	5.3	0.0	5.3
2036	2.1	0.0	0.0	2.1	0.0	2.0	2.0	0.0	0.0	0.0	4.1	0.0	4.1
2037	0.9	0.0	0.0	0.9	0.0	2.0	2.0	0.0	0.0	0.0	2.9	0.0	2.9
2038	41.2	41.2	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	41.9	0.0	41.9
2039	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2041	0.0	0.0	0.0	0.0	0.0	282.5	0.0	0.0	282.5	0.0	282.5	0.0	282.5

Source: GDMA Pte Ltd.

The following table sets forth the investor base of Hungarian government securities (including securities denominated in foreign currency, securities denominated in local currency with original maturity over 1 year and securities denominated in local currency with original maturity not exceeding 1 year) for the years indicated:

	As of December 31,					As of June 30,
	2014	2015	2016	2017	2018	2019
	(HUF billions)
Nonfinancial corporations (S.11)	451.7	259.0	278.7	335.1	354.8	305.8
Central Bank (S.121)	145.0	39.5	39.4	39.2	39.2	39.2
Credit institutions (S.122)	4,887.9	6,582.8	7,591.2	8,612.8	8,467.5	8,633.6
Money market funds (S.123)	229.1	163.2	116.9	68.7	80.9	16.7
Other monetary financial institutions (S.122, S.123)	5,116.9	6,746.0	7,708.1	8,681.5	8,548.4	8,650.3
Other financial intermediaries (S.124, S.125)	1,116.2	1,103.1	1,107.1	1,317.1	1,341.0	1,139.8
Financial auxiliaries (S.126)	102.6	104.1	140.1	100.2	101.1	160.6
Insurance corporations and pension funds (S.128, S.129)	1,970.4	1,985.3	2,148.5	2,291.9	2,371.7	2,437.9
Financial corporations (S.12)	8,451.2	9,978.0	11,143.3	12,429.9	12,401.4	12,427.8
Central government (S.1311)	46.8	92.4	163.8	259.9	252.2	197.7
Local government (S.1313)	11.4	24.0	145.2	264.0	284.9	369.7
Social security funds (S.1314)	0.0	0.0	0.0	0.0	0.0	0.0
General government (S.13)	58.3	116.4	309.0	523.9	537.1	567.4
Households (S.14)	2,329.8	3,159.8	4,178.8	5,024.9	5,778.7	6,572.1
Nonprofit institutions serving households (S.15)	109.2	244.2	221.9	223.8	258.1	188.2
Rest of the world (S. 2)	12,281.0	11,028.6	10,056.7	9,220.3	9,336.8	9,658.6
Total	23,681.2	24,786.0	26,188.4	27,757.9	28,666.9	29,719.9

Source: NBH

The following table sets forth the investor base of Hungarian government securities denominated in local currency (including securities denominated in local currency with original maturity over 1 year and securities denominated in local currency with original maturity not exceeding 1 year) for the years indicated:

	As of December 31,					As of June 30,
	2014	2015	2016	2017	2018	2019
	(HUF billions)
Nonfinancial corporations (S.11)	178.4	145.4	216.8	302.7	328.4	290.6
Central Bank (S.121)	145.0	39.5	39.4	39.2	39.2	39.2
Credit institutions (S.122)	4,490.4	6,052.2	7,123.8	8,157.5	8,141.1	8,328.6
Money market funds (S.123)	213.0	156.3	97.0	59.8	69.1	14.6
Other monetary financial institutions (S.122, S.123)	4,703.4	6,208.5	7,220.9	8,217.3	8,210.2	8,343.1
Other financial intermediaries (S.124, S.125)	787.4	823.1	943.1	1,180.6	1,175.3	1,020.4
Financial auxiliaries (S.126)	100.3	102.5	138.5	98.6	99.8	159.1
Insurance corporations and pension funds (S.128, S.129)	1,900.1	1,914.9	2,095.1	2,266.4	2,350.6	2,420.9
Financial corporations (S.12)	7,636.2	9,088.5	10,437.0	11,802.2	11,875.1	11,982.8
Central government (S.1311)	46.8	92.4	163.8	259.9	252.2	197.7
Local government (S.1313)	11.3	23.7	145.0	263.5	284.9	369.7
Social security funds (S.1314)	0.0	0.0	0.0	0.0	0.0	0.0
General government (S.13)	58.2	116.2	308.8	523.3	537.1	567.4
Households (S.14)	2,163.7	3,012.6	4,056.5	4,870.9	5,604.2	6,378.1
Nonprofit institutions serving households (S.15)	107.0	170.2	164.4	194.7	254.2	183.7
Rest of the world (S. 2)	5,240.9	4,314.8	3,925.1	3,857.2	4,181.1	4,679.6
Total	15,384.3	16,847.7	19,108.5	21,550.9	22,780.1	24,082.3

Source: NBH

On August 21, 2019, NBH published the preliminary financial accounts for general government and households. According to data published by NBH, general government consolidated gross debt at nominal value (Maastricht debt) excluding Eximbank as of the end of June 2019 amounted to HUF 29,519 billion equaling 67.0% of GDP.

According to data published by NBH, general government consolidated gross debt at nominal value (‘Maastricht debt’) excluding Eximbank as of the end of 2018 amounted to HUF 29,040 billion equaling 69.0% of GDP for 2018. The Maastricht measure of general government debt is defined as the sector’s consolidated gross debt at nominal value, excluding other liabilities. The following table sets forth the general government consolidated gross debt at nominal value as a percent of GDP for the years indicated:

	As of December 31,					As of June 30,
	2014	2015	2016	2017	2018	2019
	(Percent of GDP)
Maastricht debt	75.3%	74.7%	73.9%	71.5%	69.0%	67.0%

Source: NBH

According to data compiled by Eurostat, the government debt to GDP ratio in the European Union amounted to 80.0% as of December 31, 2018.

On January 1, 2012, the Act on Economic Stability of Hungary went into effect. The Act contains regulations related to government debt reduction rules and detailed regulation of central government debt limits, rules of governing the central government debt, the legal status of the Government Debt Management Agency, and the organizational and procedural order of the Budgetary Council. Moreover, on the same day, the Act on Public Finance went into effect, which divides the Hungarian public finance system into two subsystems: the subsystem of central government and the subsystem of municipalities. The social security funds and the separated state funds became part of the central government budget.

According to the financing plan issued by GDMA Pte Ltd. in December 2018, the net financing need for 2019 is planned to reach HUF 998 billion. The total amount of government debt redemptions in 2019 is planned at HUF 7,989 billion; local currency debt redemptions are planned to amount to HUF7,323 billion, foreign currency debt redemptions are planned to amount to HUF666 billion (equaling EUR 2.1 billion).Total gross issuance is planned to reach HUF 9,249 billion in 2019; total gross issuance in foreign currency is planned to amount to HUF 32 billion constituting 0.3% of total gross issuance. HUF2,300 billion worth of government bonds denominated in local currency will be offered at auctions, while another

HUF250 billion of bonds is expected to be sold at switch auctions. The following table sets forth the planned issuance of local currency denominated government bonds for 2019:

Planned Issuance
(HUF billions)
3-year Bond	650
Floating Rate Bonds	250
5-year Bond	780
Bonds at Switch Auctions	250
10-year Bond	500
20-year Bond	120

Source: GDMA Pte Ltd.

GDMA Pte Ltd. has determined the following benchmark targets for government debt management in 2019: The share of the foreign currency denominated debt within the total central government debt should remain between 10% and 20%. Foreign currency obligations after swaps should be 100% in EUR, allowing for a 5% deviation from this target. Within the HUF debt, the share of the fixed rate elements should between 56% and 66%, and that of floating rate debt, which includes all short-term debt, between 34% and 44%. Within the foreign currency denominated debt, the share of the fixed rate elements should be between 60%-80%, and that of floating rate debt between 20% and 40%. The average time to refixing of the HUF debt portfolio is targeted in the range of 2.75-3.75 years. A minimum target balance of the Single Treasury Account has been determined and Government Debt Management Agency’s objective is to keep the end-of-day actual balance above this level.

GDMA Pte Ltd. holds regular domestic bond auctions based on an annual auction calendar. Primary Dealers (currently 14 foreign and local banks) are entitled to enter the primary market. In addition to BSE listing an Mercato dei Titoli di Stato (“MTS”) trading platform is operated by GDMA Pte Ltd. and EuroMTS Limited (otherwise known as MTS Hungary, a division of EuroMTS).

On November 4, 2016, Moody’s revised the rating of Hungary to “Baa3” from “Ba1”. The outlook is “Stable”.

On February 21, 2017, Japan Credit Rating Agency revised the rating of Hungary of the long-term foreign government debt of Hungary from “BBB” to “BBB+”. The outlook is “Stable”.

On May 12, 2017, Fitch affirmed Hungary’s Long-term foreign and local currency Issuer Default Ratings at “BBB-”. The outlook for each remained “stable.”

On November 10, 2017, Fitch revised the outlook on the “BBB” rating assigned to the government debt of Hungary from “Stable” to “Positive.” The ratings were unchanged.

On August 25, 2017, Standard & Poor’s revised the outlook on Hungary’s ratings to “positive” from “stable.” The agency affirmed Hungary’s 'BBB-/A-3 long- and short-term foreign and local currency sovereign credit ratings.

On August 17, 2018, Standard & Poorʼs affirmed Hungaryʼs "BBB-/A-3" long and short-term foreign and local currency sovereign credit ratings. The outlook for each remained “Positive.”

On August 31, 2018, Fitch affirmed Hungary’s Long-term foreign and local currency Issuer Default Ratings at “BBB-”. The outlook for each remained “Positive.”

On 15 February 2019, Standard & Poor’s revised the rating assigned to the government debt of Hungary from “BBB-” to “BBB”. The outlook remained “Stable”.

On 22 February 2019, Fitch revised the rating assigned to the government debt of Hungary from “BBB-” to “BBB”. The outlook is “Stable”.

External Public Debt

The following table sets forth the external public debt as of December 31, 2018 by category and by currency:

Table 63: External Public Debt by Category and Currency

%
(EUR millions)
By Category (financial derivatives are excluded):
Bank loans (including bank to bank and syndicated loans)	521
Bonds & FRN	17,094
Loans from multilateral financial institutions (e.g., IMF and World Bank)	2,473
Total	20,087

By Currency (financial derivatives are included):	(%)
Euro	100
Other currencies (Swiss franc)	0
Total	100

By Currency (financial derivatives are excluded):	Amount(1) before swaps (%)
Euro	44
U.S. dollar	52
Chinese renminbi	3
Japanese yen	1
Total	100

Source: GDMA Pte Ltd.

Note:—

(1)	Debt liabilities of the government sector that are not HUF-denominated (excluding financial derivatives but including mark-to-market deposits).

External Public Debt Service and Schedule of Payments

Neither Hungary nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

The following table sets forth the maturity breakdown of Hungary's medium and long-term external debt by sectors (excluding SPEs) as of June 30, 2019:

Table 64: Schedule of Payments on External Public Debt as of June 30, 2019

		Central bank and General government				Other MFIs and Other sectors							Public sector: Central bank and General government and central
				General government			Other MFIs			Other sectors			government
	Total		Central bank		of which HUF denominated bonds			Deposit taking corporations except the central bank	Money market funds		Financial corporations other than MFIs	Non- financial corporations, households, and non- profit institutions serving households	controlled and local government controlled public corporations included in Other MFIs and Other sectors	Private sector: non public corporations included in Other MFIs and Other sectors
	(EUR million)
2019. Q3	727	72	1	72	10	654	100	100	0	555	83	472	117	610
2019. Q4	996	562	1	561	65	434	119	119	0	314	98	217	646	349
2019	1,723	634	1	633	74	1,088	219	219	0	869	181	688	763	960
2020. Q1	2,685	1,940	1	1,940	152	745	380	380	0	365	70	296	1,975	710
2020. Q2	708	211	1	210	197	497	224	224	0	273	100	173	248	460
2020. Q3	2,440	319	0	319	180	2,121	1,921	1,921	0	200	61	139	358	2,082
2020. Q4	3,356	1,401	0	1,401	1,027	1,955	1,587	1,587	0	367	62	305	1,448	1,908
2020	9,189	3,872	1	3,871	1,557	5,318	4,112	4,112	0	1,206	293	913	4,029	5,160
2021	10,062	4,768	0	4,768	1,389	5,293	3,605	3,605	0	1,689	571	1,118	5,132	4,929
2022	7,516	3,379	0	3,379	2,839	4,137	2,268	2,268	0	1,868	162	1,706	3,868	3,648
2023	7,447	4,814	0	4,814	715	2,633	1,156	1,156	0	1,477	75	1,403	5,285	2,162
2024	6,207	4,670	0	4,670	2,568	1,537	557	557	0	980	93	887	4,849	1,357
2025	4,138	3,084	0	3,084	2,168	1,054	110	110	0	944	27	917	3,160	979
2026	2,149	1,238	0	1,238	1,187	911	436	436	0	475	17	458	1,443	707
2027	4,859	4,044	0	4,044	2,492	816	67	67	0	748	13	735	4,086	773
2028	2,196	1,268	0	1,268	936	928	122	122	0	806	12	795	1,300	895
2029	1,496	473	0	473	187	1,023	46	46	0	977	214	763	581	915
2030	1,711	1,524	0	1,524	1,428	187	7	7	0	180	77	103	1,539	172
After	5,152	4,363	1,210	3,153	1,224	789	136	136	0	653	76	577	4,441	711
Total	63,845	38,131	1,212	36,919	18,765	25,714	12,840	12,840	0	12,873	1,810	11,064	40,477	23,367

Source: NBH

(1)	Excluding: direct investment, other capital.

Notes:—

(1)	Public sector: Central bank and General government and central government controlled and local government controlled public corporations included in Other MFIs and Other sectors.
(2)	Private sector: non-public corporations included in Other MFIs and Other sectors.

The following table sets forth the international debt issuance of Hungary for the periods indicated:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(EUR millions)
International Debt Issuance	2,156	0	137	1,127	1,483

Source: GDMA Pte Ltd.

Internal Public Debt

Total internal short-term debt with an original maturity of one year or less consist of Interest-bearing T-bills with half and one year maturity, Treasury Savings Bills with one year maturity and Discount T-bills. The outstanding amount of Interest-bearing T-bills, Treasury Savings Bills with one year maturity and Discount T-bills was HUF3,423.6 billion, HUF365.9 billion and HUF1,237.3 billion, respectively as of December 31, 2018.

As of December 31, 2018, Hungary’s total internal public debt, including the social security and extra-budgetary funds, was HUF22,796.0 billion. As of December 31, 2019, almost all of the Government’s internal debt represented either treasury bills or bonds (with 5.1% of the Government’s internal debt consisting of loans from EIB and CEB).

Within the total HUF-denominated government debt, publicly issued government securities have been playing a predominant role. Raising public funds on the domestic market depends to a large degree upon the issuance of government bonds. Of the total amount of outstanding publicly issued HUF-denominated government securities, government bonds accounted for 59.5% as of the end of December 2018.

Hungary’s policy is to finance budget deficits primarily with internal debt and partly by accessing the international markets. The type of financing is determined based on a benchmark for the debt portfolio composition. The weight of external debt (foreign currency) should be within 10%-20%. The average maturity of internal debt was 3.79 years by the end of 2014, 4.01 years by the end of 2015, 3.75 years by the end of 2016, 3.61 years by the end of 2017, and 3.56 years by the end of 2018.

The Government has also guaranteed certain Hungarian indebtedness. As of December 31, 2018, these guarantees totaled EUR11.4 billion. According to GFS methodology, guarantees are not included in the governmental debt and only affect the central governmental deficit if and when the Government is obligated to make a payment under the guarantee.

Government Obligations to the NBH

The following table shows the Government’s obligations to the NBH, including those due to net foreign currency losses, as of December 31 for the years indicated and as of July 31, 2019:

Table 65: Government Obligations to the NBH

	As of December 31,					As of July
	2014	2015	2016	2017	2018	31, 2019
	(HUF billions)
Short-term	139.5	39.2	39.2	39.2	39.2	39.2
Long-term	0.0	0.0	0.0	0.0	0.0	0.0
Total	139.5	39.2	39.2	39.2	39.2	39.2

Source: NBH

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt of Hungary as of June 30, 2019:

Table 66: Gross External Debt(1)

	As of June 30, 2019
	Amount of Debt	% Medium and Long
	(EUR millions)	(%)
Obligor
NBH(2)	1,590.3	76.2
Hungary(2)	37,697.4	97.9
Private sector(2)(3)	71,619.3	83.94
Total(2)(3)	110,907.0	88.6
Financial derivative liabilities	1,976.9	—
Entire economy (including financial derivative liabilities)	112,883.9	—

Source: NBH

Notes:—

(1)	In this table, external debt refers to obligations owed to non-resident entities.
(2)	External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.
(3)	Direct investment debt liabilities included.

Table 67: Selected Annual BOP and International Investment Position Figures and Debt Service Indicators of Hungary (BOP Basis)

	As of December 31,
	2014	2015	2016	2017	2018(3)
1. Debt indicators(1)
Gross debt indicators
Gross external debt (excl. direct investment debt instruments)/GDP	83.0	74.2	68.9	60.6	56.7
-o/w: General government and Central bank (S.13+S.121)	48.4	43.0	38.5	31.4	29.1
Gross external debt denominated in foreign currencies (excl. direct investment debt instruments)/GDP	60.0	54.8	50.8	43.8	39.2
-o/w: General government and Central bank (S.13+S.121)	30.3	28.1	24.3	18.5	15.8
Gross external debt (incl. direct investment debt instruments)/GDP	114.6	107.6	97.4	85.1	81.3

Net debt indicators
Net external debt (excl. direct investment debt instruments)/GDP	32.7	24.6	19.2	13.9	8.9

	As of December 31,
	2014	2015	2016	2017	2018(3)
-o/w: General government and Central bank (S.13+S.121)	14.9	13.1	16.2	12.4	9.0
Net external debt denominated in foreign currencies (excl. direct investment debt instruments)/GDP	12.1	9.7	4.1	(0.3)	(6.2)
-o/w: General government and Central bank (S.13+S.121)	(2.6)	0.6	2.8	(0.5)	(4.3)
Net external debt (incl. direct investment debt instruments)/GDP	44.5	19.8	23.6	13.2	8.9

2. Debt service indicators
Total Debt Service denominated in foreign currencies (TDS) (excl. direct investment debt instruments(2)/GDP	17.2	14.3	11.6	10.6	9.8
Total Debt Service denominated in foreign currencies (TDS) (excl. direct investment debt instruments(2)/XGS	19.6	16.0	13.1	12.0	11.4
Gross interest expenditures (excl. direct investment debt instruments)/GDP	1.8	1.5	1.3	1.1	0.9
Net interest expenditures (excl. direct investment debt instruments)/GDP	1.1	1.0	0.9	0.7	0.5

Memorandum:
GDP (Euro millions)	105,564	110,934	113,896	124,042	131,943
Exports of goods and services (XGS) (Euro millions)	92,594	98,762	100,466	109,417	113,617
Net external financing capacity (CA and Capital account)/GDP	4.9	7.0	4.6	3.1	2.1
International reserves (RES) (Euro millions)	34,578	30,322	24,384	23,368	27,403

Source: NBH

Notes:—

(1)	External debt as defined in External Debt Statistics: Guide for Compilers and Users; equity and financial derivative instruments are excluded.
(2)	(TDS) Medium-term credit amortization and gross interest expenditures.
(3)	Data of CSO.

Relations with Multilateral Financial Institutions

Asian Infrastructure Investment Bank (AIIB)

Hungary joined AIIB as its 56th member state in June 2017, becoming for the first time, part of a multilateral development bank exclusively devoted to Asia’s development. As of last year-end, AIIB has approved development projects totaling $7.5 billion for a diverse set of countries in the mandated sectors. Beyond its shareholding role, Hungary, through certain competencies, is eager to contribute to success stories in infrastructure and business development in Asia.

European Bank for Reconstruction and Development (“EBRD”)

Since 1991, the EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation (net business volume) of the EBRD between 1991 and the end of 2018 was around EUR3.1 billion in 183 projects, 98% of which were in the private sector.

According to the latest country strategy for Hungary adopted in March 2016, the EBRD focuses on strengthening banking sector resilience and its capacity to lend, further improving Hungary’s energy security, enhancing competitiveness and addressing innovation gap. Due to the effects of the financial crisis, the EBRD confirmed its commitment to continue to support Hungary’s financial sector. The EBRD’s engagement and activities in Hungary must also be seen in light of the Memorandum of Understanding (‘MoU’) concluded between the Government of Hungary and the EBRD in February 2015. The MoU also confirms the Government’s intention to strengthen its relationship with the banking sector in order to promote a stable and predictable framework to support macroeconomic stability.

Council of Europe Development Bank (“CEB”)

Hungary joined the CEB in 1998. According to the CEB’s social mandate, the focus of the CEB’s projected activity in Hungary is mainly in the field of environmental protection, strengthening social integration and developing human capital. In the past five years (2014-2018), the CEB financed projects by granting loans totaling approximately EUR282.7 million. In 2018 the Hungarian State and the CEB signed a loan facility in an amount of EUR92 million.

European Investment Bank (“EIB”)

Since 1990, the EIB has been financing different government and non-government projects in Hungary. In the five-year period between 2014 and 2018) the EIB financed projects by granting loans approximately totaling EUR4.3 billion.

The EIB finances primarily infrastructure, environmental protection, health care and education projects. In 2014, two new loan facility agreements were signed for an aggregate principal amount of up to HUF67 billion. The Hungarian State drew an amount of EUR 147.3 million and HUF122.6 billion in 2014. In February 2014, Hungary assumed from municipalities certain loans lent by the EIB in the amount of EUR339.8 million.

In 2015, three new loan facility agreements were signed with the Hungarian State in an amount of up to HUF36 billion and EUR1 billion, while HUF230.6 billion was drawn.

In 2016, three new loan facility agreements were signed between the Hungarian State and EIB for an aggregate principal amount of EUR540 million and HUF15 billion. The Hungarian State drew an amount of EUR402 million and HUF50 billion in 2016.

In 2017, one new loan facility agreement was signed between the Hungarian State and EIB for a principal amount of EUR200 million. Hungary drew an amount of EUR531 million and HUF33 billion in 2017.

In 2018, two new loan facility agreements were signed between the Hungarian State and EIB for an aggregate principal amount of EUR317 million. The Hungarian State drew an amount of EUR289.6 million in 2018.

International Finance Corporation (“IFC”)

In 2001, the IFC established the Hungary Energy Efficiency Co-financing Program (“HEECP”), whereby the IFC grants guarantees and provides technical assistance to projects aimed at increasing the efficiency of energy consumption in Hungary.

International Investment Bank (“IIB”)

Hungary renewed its membership in the IIB in 2015, after the shareholders and the management of the IIB decided to start a full-fledged modernization of the IIB, aimed at setting up a modern development bank in line with international best practices. In December 2018, the Board of Governors of the International Investment Bank decided to relocate the Headquarters of the Bank to Budapest, Hungary. The relocation is expected to take place in 2019. Between 2016 and 2018 the IIB financed projects by granting loans to Hungarian companies approximately totaling EUR90 million.

The IMF, the EU and the World Bank

In 2008, Hungary received a financial assistance package of up to USD25.1 billion in the aggregate from the IMF, the EU and the World Bank. The IMF agreed to provide a 17-month standby facility of USD15.7 billion (EUR12.5 billion), while the EU agreed to lend USD8.1 billion (EUR6.5 billion), and there was a possibility to draw down USD1.3 billion (EUR1 billion) from the World Bank to assist Hungary in addressing the consequences of the global financial crisis.

In July 2010, the Government suspended the negotiations with the IMF concerning the possible extension of the standby facility. The IMF continues to engage in regular consultations with Hungary to monitor and review economic developments. The last consultation was held in October 2010, with the IMF mission concluding that Hungary’s determination to adhere to fiscal targets is encouraging, but expressing some concern regarding temporary measures introduced and implemented by Hungary to reach its fiscal targets.

Finally, the following amounts have been drawn down under the facilities:

•	IMF: SDR6.373 billion by Hungary and SDR1.265 billion by the NBH; and

•	EU: EUR5.5 billion by Hungary.

On July 25, 2013, the Government requested to prepay all outstanding debt borrowed from the IMF by August 2013. As of August 3, 2013, the NBH has repaid all its outstanding debt borrowed from the IMF and as of August 12, 2013, Hungary has repaid all outstanding debt borrowed from the IMF. As of April 6, 2016, Hungary has reimbursed all outstanding debt borrowed from the European Commission.

The IMF reviews the economic situation in Hungary on a regular basis and issues a statement based on the Article IV consultation each year. According to the latest staff report dated August 3, 2018, the IMF concluded that:

•	growth rebounded in 2017 and the first half of 2018 on the back of buoyant domestic demand due to the accelerated absorption of EU funds and strong disposable income;

•	external debt declined substantially over the past few years and so did public debt, albeit to a lesser extent;

•	the policy stance remained highly procyclical, with a significant deterioration in the structural primary fiscal balance since 2015;

•	structural reforms are lagging and the external current account surplus has been moderating rapidly from its 2016 peak;

•	there has been some downward pressure on the forint in the second quarter of 2018;

•	the budget for 2019 is broadly cyclically neutral; and

•	the central bank adjusted its communication, stressing its commitment to the inflation target and keeping options open to achieve it.

TABLES AND SUPPLEMENTARY INFORMATION

Table 68: NBH External Funded Convertible Currency Debt: USD Debt (as of December 31, 2018)

	Interest rate	Year		Original amount	Principal amount outstanding
	(%)	Issue	Maturity(1)	contracted	(credit)/debit
					USD
A. NATIONAL BANK OF HUNGARY
1. U.S. Dollar Debt

	Interest rate	Year		Original amount	Principal amount outstanding
	(%)	Issue	Maturity	contracted	(credit)/debit
					USD
a. Swap Arrangements
USD/USD	5.375	2013	2023	—	(625,000,000)
USD/USD	Floating	2013	2023	—	625,000,000
USD/USD	5.375	2013	2023	—	(625,000,000)
USD/USD	Floating	2013	2023	—	625,000,000

USD/USD	5.75	2013	2023	—	(300,000,000)
USD/USD	Floating	2013	2023	—	300,000,000
USD/USD	5.750	2013	2023	—	(200,000,000)
USD/USD	Floating	2013	2023	—	200,000,000
USD/USD	5.75	2013	2023	—	(500,000,000)
USD/USD	Floating	2013	2023	—	500,000,000
USD/USD	5.75	2015	2023	—	(500,000,000)
USD/USD	Floating	2015	2023	—	500,000,000

USD/USD	1.689075	2016	2026		50,000,000
USD/USD	Floating	2016	2026		(50,000,000)

EUR /USD	3.2435	2013	2023	—	(1,250,000,000)
EUR /USD	2.974659	2013	2023	—	(500,000,000)
EUR /USD	2.97465	2013	2023	—	(200,000,000)
EUR /USD	2.97465	2013	2023	—	(300,000,000)
EUR/USD	3.72325	2015	2023	—	(500,000,000)
Total					(2,750,000,000.00)
Total U.S. Dollar Debt					(2,750,000,000.00)

Table 69: NBH External Funded Convertible Currency Debt: EUR Debt (as of December 31, 2018)

	Interest rate	Year			Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted	(credit)/debit
					EUR
2. Euro Debt
a. Swap Arrangements

EUR/EUR	Floating	2013	2023	—		(423,406,191.39)
EUR/EUR	4.804768	2013	2023	—		423,406,191.39
EUR/EUR	Floating	2015	2023			(460,536,617.27)
EUR/EUR	3.73	2015	2023			460,536,617.27
EUR/EUR	Floating	2015	2023			(215,885,160.88)
EUR/EUR	3.815472	2015	2023			215,885,160.88
EUR/USD	3.194	2013	2023	—		942,187,382.00
EUR/USD	2.8825	2013	2023	—		221,844,265.20
EUR/USD	2.8925	2013	2023	—		147,896,176.80
EUR/USD	2.8785	2013	2023	—		369,740,442.10
EUR/USD	3.472	2015	2023			460,536,617.27
Total				—		2,142,204,883.37
Total Euro Debt					EUR	2,142,204,883.37
U.S. dollar equivalent					USD	2, 451,556,531.83

Table 70: NBH Total External Funded Convertible Currency Debt (as of December 31, 2018)

	Interest rate	Year			Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted	(credit)/debit
NATIONAL BANK OF HUNGARY
Total External Funded Convertible Currency Debt					USD	(298,443,468.17)

Table 71: Hungary External Funded Convertible Currency Debt: USD Debt (as of December 31, 2018)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
B. HUNGARY
1. U.S. dollar Debt
a. Bonds
USD Bond	6.250	2010	2020	USD	2,000,000,000	USD	1,764,754,000
USD Bond	6.375	2011	2021	USD	3,000,000,000	USD	2,628,222,000
USD Bond	7.625	2011	2041	USD	1,250,000,000	USD	1,250,000,000

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
USD Bond	5.375	2013	2023	USD	2,000,000,000	USD	1,923,938,000
USD Bond	5.75	2013	2023	USD	2,000,000,000	USD	2,000,000,000
USD Bond	4	2014	2019	USD	1,000,000,000	USD	507,652,000
USD Bond	5.375	2014	2024	USD	2,000,000,000	USD	2,000,000,000
Total						USD	12,074,566,000.00
b. Swap Arrangements
USD/EUR	6.25	2010	2020	USD	(340,000,000)	USD	(199,754,000)
USD/EUR	6.25	2010	2020	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	7.625	2011	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2011	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2011	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2011	2041	USD	(85,000,000)	USD	(85,000,000)
USD/EUR	5.375	2013	2023	USD	(570,000,000)	USD	(570,000,000)
USD/EUR	5.375	2013	2023	USD	(680,000,000)	USD	(680,000,000)
USD/EUR	5.375	2013	2023	USD	(750,000,000)	USD	(673,938,000)
USD/EUR	5.75	2013	2023	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	5.75	2013	2023	USD	(1,000,000,000)	USD	(1,000,000,000)
USD/EUR	4	2014	2019	USD	(500,000,000)	USD	(241,416,000)
USD/EUR	4	2014	2019	USD	(500,000,000)	USD	(266,236,000)
USD/EUR	5.375	2014	2024	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	5.375	2014	2024	USD	(680,000,000)	USD	(680,000,000)
USD/EUR	5.75	2015	2023	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	6.375	2017	2021	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.375	2017	2021	USD	(340,000,000)	USD	(333,750,000)
USD/EUR	6.25	2018	2020	USD	(590,000,000)	USD	(590,000,000)
USD/EUR	6.25	2018	2020	USD	(635,000,000)	USD	(635,000,000)
USD/EUR	6.375	2018	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2018	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2018	2021	USD	(634,472,000)	USD	(634,472,000)
USD/EUR	5.375	2018	2024	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	7.625	2018	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2018	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2018	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2018	2041	USD	(85,000,000)	USD	(85,000,000)
Total						USD	(12,074,566,000)
Total U.S. Dollar Debt						USD	0.00

Table 72: Hungary External Funded Convertible Currency Debt: EUR Debt (EIB & Bonds) (as of December 31, 2018)

	Interest rate	Year			Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted	(credit)/debit
2. Euro Debt
a. EIB

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
Health Sector Development	Floating	2008-11	2019-27	EUR	45,000,000	EUR	45,000,000
Health Sector Development B	3.426	2012	2028	EUR	55,000,000	EUR	55,000,000
Pecs - 2010	Floating	2008	2019	EUR	11,000,000	EUR	11,000,000
Bp Universities	Floating	2011	2021	EUR	85,000,000	EUR	85,000,000
Forests	3.804	2011	2027	EUR	200,000,000	EUR	70,000,000
Economic Competitiveness	MT	2011-2012	2027-2028	EUR	440,000,000	EUR	245,297,228.79
Cohesion Fund - II	MT	2011-2012	2027-2028	EUR	300,000,000	EUR	300,000,000
Education B	3.924	2011	2027	EUR	150,000,000	EUR	50,000,000
Rural Development	MT	2011-2012	2021-2022	EUR	300,000,000	EUR	300,000,000
Red Sludge	3.562	2012	2027	EUR	63,000,000	EUR	30,000,000
Regional Operation Program	3.451	2012	2028	EUR	300,000,000	EUR	286,429,706.31
Human Capital	3.302	2013	2029	EUR	400,000,000	EUR	120,000,000
Cohesion Fund – IIB	MT	2013	2029	EUR	470,000,000	EUR	140,000,000
M3 North-East	3.354	2013	2030	EUR	72,000,000	EUR	72,000,000
State Reform E-Admin.	2.207	2014	2022	EUR	50,000,000	EUR	15,000,000
Regional Accessibility	2.028	2013	2019	EUR	120,000,000	EUR	46,623,151.73
Total						EUR	1,871,350,086.83
b. Bonds
EUR Bond	3.875	2005	2020	EUR	1,000,000,000	EUR	860,300,000
EUR Bond	6	2011	2019	EUR	1,000,000,000	EUR	811,000,000
EUR Bond	1.75	2017	2027	EUR	1,000,000,000	EUR	1,000,000,000
Total						EUR	2,671,300,000

Table 73: Hungary External Funded Convertible Currency Debt: EUR Debt (Other Loans & Swap Agreements) (as of December 31, 2017)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
c. Other loans raised
Council of Europe Development	Various	2002-12	2012-21	EUR	409,000,000	EUR	189,982,556
Total						EUR	189,982,556
d. Other loans assumed
EIB	Various	2002-2014	2019-2034	EUR	515,575,457.54	EUR	411,297,645.26
Total						EUR	601,280,201.26
e. Swap Arrangements
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	141,860,590.71
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	241,460,000

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
EUR/USD	7.158	2011	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	Floating	2011	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	7.2575	2011	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	Floating	2011	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	4.804815	2013	2023	EUR	423,406,191.39	EUR	423,406,191.39
EUR/USD	Floating	2013	2023	EUR	505,116,158.15	EUR	505,116,158.15
EUR/USD	Floating	2013	2023	EUR	740,247,000	EUR	740,247,000
EUR/USD	4.8575	2013	2023	EUR	556,256,000	EUR	499,842,741.50
EUR/USD	4.675	2013	2023	EUR	369,877,000	EUR	369,877,000
EUR/USD	3.136	2014	2019	EUR	359,221,000	EUR	173,443,393.87
EUR/USD	3.136	2014	2019	EUR	359,221,000	EUR	191,275,124.31
EUR/USD	4.1325	2014	2024	EUR	474,240,000	EUR	474,240,000
EUR/USD	4.156	2014	2024	EUR	488,822,000	EUR	488,822,000
EUR/USD	3.73	2015	2023	EUR	460,536,617.27	EUR	460,536,617.27
EUR/USD	Floating	2017	2021	EUR	239,930,000	EUR	235,519,522.06
EUR/USD	Floating	2017	2021	EUR	240,200,000	EUR	240,200,000
EUR/USD	5.695	2018	2020	EUR	451,539,840.91	EUR	451,539,840.91
EUR/USD	5.6575	2018	2020	EUR	419,540,954.55	EUR	419,540,954.55
EUR/USD	4.13375	2018	2024	EUR	474,240,000	EUR	474,240,000
EUR/USD	7.158	2018	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	Floating	2018	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	7.2575	2018	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	Floating	2018	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	6.2275	2018	2021	EUR	466,400,000	EUR	466,400,000
EUR/USD	6.2865	2018	2021	EUR	447,312,373.21	EUR	447,312,373.21
EUR/USD	6.2825	2018	2021	EUR	465,310,000	EUR	465,310,000
EUR/CNH	2.1363	2016	2019	EUR	136,814,000	EUR	136,814,000
EUR/CNH	0.68	2017	2020	EUR	127,370,000	EUR	127,370,000
EUR/CNH	0.909	2018	2021	EUR	255,050,000	EUR	255,050,000
EUR/JPY	0.572	2018	2021	EUR	227,669,000	EUR	227,669,000
EUR/EUR	3.875	2005	2020	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	Floating	2005	2020	EUR	200,000,000	EUR	200,000,000
EUR/EUR	6.00	2011	2019	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2011	2019	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	4.691	2013	2023	EUR	236,879,040	EUR	236,879,040
EUR/EUR	Floating	2013	2023	EUR	(236,879,040)	EUR	(236,879,040)
EUR/EUR	6.0	2017	2019	EUR	410,000,000	EUR	410,000,000
EUR/EUR	Floating	2017	2019	EUR	(410,000,000)	EUR	(410,000,000)
EUR/EUR	3.875	2017	2020	EUR	170,000,000	EUR	170,000,000
EUR/EUR	Floating	2017	2020	EUR	(170,000,000)	EUR	(170,000,000)
EUR/EUR	1.75	2017	2027	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2017	2027	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	5.6575	2018	2020	EUR	300,000,000	EUR	300,000,000
EUR/EUR	Floating	2018	2020	EUR	(300,000,000	EUR	(300,000,000)
EUR/EUR	6.2275	2018	2021	EUR	300,000,000	EUR	300,000,000
EUR/EUR	Floating	2018	2021	EUR	(300,000,000	EUR	(300,000,000)
EUR/EUR	1.25	2018	2025	EUR	350,000,000	EUR	350,000,000
EUR/EUR	Floating	2018	2025	EUR	(350,000,000	EUR	(350,000,000)
Total						EUR	9, 535,752,507.93
Total Euro Debt						EUR	14,679,682,796.02
U.S. dollar equivalent						USD	16,799,547,290.34

Table 74: Hungary External Funded Convertible Currency Debt: JPY Debt & Swap Arrangements (as of December 31, 2018)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
5. Japanese Yen
a. Bonds
JPY	0.37	2018	2021	JPY	30,000,000,000	JPY	30,000,000,000
Total						JPY	30,000,000,000
b. Swap Arrangements
JPY/EUR	0.37	2018	2021	JPY	(30,000,000,000)	JPY	(30,000,000,000)
Total						JPY	(30,000,000,000)
Total Japanese Yen Debt						JPY	0.00
U.S. dollar equivalent						USD	0.00

Table 75: Hungary External Funded Convertible Currency Debt: CNY Debt & Swap Arrangements (as of December 31, 2018)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
6. Chinese Renminbi Debt
a. Bonds
CNY	6.25	2016	2019	CNY	1,000,000,000	CNY	1,000,000,000
CNY	4.80	2017	2020	CNY	1,000,000,000	CNY	1,000,000,000
CNY	4.30	2018	2021	CNY	2,000,000,000	CNY	2,000,000,000
Total						CNY	4,000,000,000
b. Swap Arrangements
CNY/EUR	6.25	2016	2019	CNY	(1,000,000,000)	CNY	(1,000,000,000)
CNY/EUR	4.85	2017	2020	CNY	(1,000,000,000)	CNY	(1,000,000,000)
CNY/EUR	4.30	2018	2021	CNY	(2,000,000,000)	CNY	(2,000,000,000)
Total						CNY	(4,000,000,000)
Total Chinese Renminbi Debt						CNY	0.00
U.S. dollar equivalent						USD	0.00
HUNGARY							16,799,547,290.34
TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF THE BANK AND OF HUNGARY						USD	16,501,103,822.17

Internally Raised Debt of Hungary

Table 76: Hungary Internal Debt (as of December 31, 2017)

	Interest Rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
				(millions)		(millions)
1. HUF Debt
a. Loans
(i) from EIB	Fixed, Floating	2007-2018	2019-2033	EUR	5,470.9	HUF	1,128,477.15
(ii) from CEB	Fixed, Floating	2009-2018	2019-2024	EUR	307.6	HUF	39,213.84
Total Loans						HUF	1,167,690.99
						USD	4,156.37

b. Hungarian Government Bonds for the purpose of:
(i) 1998-18 Central Budget	Fixed, Floating	1998-18	2018-38			HUF	16,432,173.85
(ii) Securitization of non-interest bearing debt outstanding to the Bank	Floating	1994-96	2026	HUF	417,110.0	HUF	39,177.72
Total Hungarian Government Bonds						HUF	16,471,351.57

	Interest Rate	Year			Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted	(credit)/debit
				(millions)	(millions)
					USD	58,629.43

c. Hungarian Treasury Bills:
(i) Fixed interest rate	1.5-2.5	2017-18	2019-20		HUF	3,919,604.13
(ii) Discount	—	2018	2019		HUF	1,237,307.46
Total Hungarian Treasury Bills					HUF	5,156,911.59
					USD	18,355.92

2. EUR Debt
a. Hungarian Treasury Bonds for the purpose of:
(i) 2016-18 Central Budget (P€MAK)	Floating	2016-18	2019-21		EUR	389.70
(ii) Residence Program in Hungary	—	2014-17	2019-22		EUR	1,736.50
Total Bonds					EUR	2,126.20
Total EUR Debt					EUR	2,126.20
U.S. dollar equivalent(1)					USD	2,733.82

HUNGARY’S TOTAL INTERNAL DEBT					USD	83,574.95

Source: GDMA Pte Ltd.

Note:—

(1)	All totals calculated on the basis of exchange rates as on December 28, 2018. The HUF/USD and the HUF/EUR exchange rates were 280.94 and 321.51 respectively on December 28, 2018.

Guarantees Provided by Hungary

Table 77: Guarantees Provided by Hungary (as of December 31, 2018)

Title	Principal Amount Outstanding
	(millions)
Hungary Guaranteed Debt in Foreign Currency
(expressed in USD equivalents)(1)
Loans raised from international financial institutions	USD	0.00
Guarantees for various purposes	USD	46.48
Guarantees based on law	USD	6,634.97
Total Guarantees in Foreign Currency	USD	6,681.45

Title	Principal Amount Outstanding
	(millions)
Hungary Guaranteed Debt in HUF
Guarantees for various purposes	HUF	66,813.67
Guarantees based on law	HUF	1,730,291.20
Total Guarantees in HUF	HUF	1,797,291.87
USD Equivalent(1)	USD	6,396.76
TOTAL HUNGARY FOREIGN CURRENCY AND HUF GUARANTEES	USD	13,078.21

Source: Hungarian State Treasury

Note: The data are audited.

(1)	Calculated on the basis of exchange rates of the Hungarian National Bank as of December 28, 2018. The exchange rate was 208.94HUF/USD on December 28, 2018.